Form 20-F
period 2021-12-31
Hold Me Ltd
filed 2022-04-29
CIK 1853630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to __________

OR

 ☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission file number: 333-255462

Hold Me Ltd.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or organization)

30 Golomb Street Ness Ziyona, Israel 7401337 ++972-50-222-2755
(Address of principal executive offices)

Menachem Shalom, CEO

++972.50.2222755 (phone) m@holdme.co.il,

30 Golomb St Ness Ziyona, Israel 7401337

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares, par value NIS 0.01 per share.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 2,282,124 Ordinary Shares, par value NIS 0.01 per share, and 10,000,000 shares of preferred stock, par value NIS 0.01 per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒          Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

(Applicable only to Issuers involved in bankruptcy proceedings during the past five years).

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☐

Auditor Firm Id:	5041	Auditor Name:	B F Borgers CPA PC

TABLE OF CONTENTS

Page

PART I

PART II

PART III

Item 17.	Financial Statements	77
Item 18.	Financial Statements	77
Item 19.	Exhibits	77

INTRODUCTION

We define certain terms used in this annual report as follows:

“API” means Application Programming Interface, a computing interface that defines interactions between multiple software intermediaries.

“APP” means an Application, especially as downloaded by a user to a mobile device.

"Companies Law" means the Israeli Companies Law, 5759-1999.

“NIS” means New Israeli Shekel, the currency of the State of Israel.

“Platform” means our mobile digital payment platform, as discussed in greater detail in Item 4 of this annual report.

“VAT” means Value Added Tax.

Unless the context provides otherwise, “we,” “us,” “our company,” “our,” the “Company” and “Hold Me” is to Hold Me Ltd., an Israel company.

Presentation of Financial and Share Information

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We present our consolidated financial statements in New Israeli Shekel.

Industry and Market Data

This annual report contains information about our market share, market position and industry data. Unless otherwise indicated, this statistical and other market information is based on a variety of sources, information from independent analysts and publications, as well as our own estimates and research.  Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this annual report were prepared on our behalf.

We have not independently verified the accuracy of market data and industry forecasts contained in this annual report that were taken or derived from these industry publications. We generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

Special Note Regarding Forward-Looking Statements

We have made statements under the captions “Item 3. Key Information - D - Risk Factors,” “Item 4 – Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Item 3. Key Information - D. Risk Factors.” You should specifically consider the numerous risks outlined under “Item 3. Key Information - D. Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date of this annual report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

You should consider carefully the risks described below making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertain. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report.

Risks Relating to our business and industry

Our financial situation creates doubt whether we will continue as a going concern.

There can be no assurances that we will ever be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital and no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

Our consolidated financial statements for the year ended December 31, 2021 were prepared assuming that we would continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

The report of our independent registered public accounting firm on our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the two years then ended includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our recurring losses, cash used in operations and accumulated deficit.

We are solely dependent on one customer. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

As of the date of this annual report, we only have one customer in Israel, Galileo Tech Ltd. (“Galileo”).  For the year ended December 31, 2021, this customer accounted for all of our revenues, an aggregate of NIS 100,000, or approximately 100% of our sales for said year.

Our ability to cost-effectively attract new customers and retain our sole existing customer is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we attend domestic and international expos and exhibitions in marketing our products and attracting new customers. We also expect to continue to invest significantly to acquire new customers and retain our sole customer. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customer no longer finds our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customer or acquire new customers in a cost-effective manner, our revenues may decrease, and our results of operations will be adversely affected.

In the past, our sole customer was not able to provide us with all the cash payments in a timely manner in the amounts and dates agreed for the license granted to the customer. If our customer is once again not able to pay us in a timely manner, this will have a material negative impact on our financial condition. We will not be able to market our services and therefore our revenues will decrease.

If the market for digital payments does not continue to grow, our business will be adversely affected.

The market for digital payments may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;
•	the continued adoption of “cloud” infrastructure by organizations;
•	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;
•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;
•	continued access to mobile API’s, APPs and application stores with Apple, Google and Microsoft, etc.;
•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and
•	general economic conditions in the markets in which we, our customers and our suppliers operate.

In 2021, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including COVID-19 pandemic, economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected.

We may not be able to successfully compete, which could adversely affect our business and results of operations.

The digital payment market is profoundly shifting in the Covid-19 pandemic context. The crisis has affected the way people think about payments and financial services, with the use of cash declining and the rise of contactless encouraged by many countries. All the actors are being impacted by this move towards a cashless society, including retailers, merchants, consumers, governments, financial institutions, and service providers.

The market for digital payment is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include big tech companies, such as Google, Apple and PayPal who are eagerly looking to grab an increasing share in the digital payment market. Apple launched its digital payment service, Apple Pay, in Israel on May 5, 2021, which may substantially impact our ability to compete for customers in our primary market. In addition, Google launched its digital payment service, Google Pay, in Israel on December 7, 2021, which may substantially impact our ability to compete for customers in our primary market. We also compete with several other companies, including wallet factory and dejamobile, with respect to digital wallets that we offer. In addition, there are hundreds of small and large companies that offer digital payment products that we may compete with from time to time.

Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios and larger customer bases may be better able to withstand a reduction in spending on digital payment solutions, as well as a general slowdown or recession in economic conditions in the markets in which they operate. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, or may bundle digital payment products with their other offerings, which may cause us to lose sales or to reduce our prices in response to competition.

In addition, consolidation in the markets in which we compete may affect our competitive position. This is particularly true in circumstances where customers are seeking to obtain a broader set of products and services than we are able to provide.

The markets in which we compete also include many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific digital payment needs. These companies’ specialized focus may enable them to adapt better than we can to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. The effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, results of operations and financial condition.

We may not be able to continue competing successfully against our current and future competitors, and increased competition within the market may result in price reductions, reduced gross margins and operating margins, reduced net income, and loss of market share, any or all of which may materially adversely affect our business, results of operations and financial condition.

We may not be able to maintain and improve the network effects of our digital economy, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant digital economy that creates strong network effects among financial institutions, consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

●	offer secure and open platforms for all participants and balance the interests of these participants;

●	provide a wide range of high-quality product, service and content offerings to consumers;

●	attract and retain consumers, merchants, brands and retailers of all sizes;

●	provide effective technologies, infrastructure and services that meet the evolving needs of financial institutions, consumers, merchants, brands, retailers and other businesses;

●	secure and trusted digital payment services;

●	address user concerns with respect to data security and privacy measures;

●	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our customers;

●	maintain the quality of our customer service; and

●	continue adapting to the changing demands of the digital payment market.

In addition, changes to current operations we may make to enhance and improve our digital economy or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as our customers, but may have negative effects from another group’s perspective, such as the clients of our customers. If we fail to balance the interests of all participants in our digital economy, our customers may spend less time, mind-share and resources on our Platform and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

Raising additional capital and the conversion of our outstanding preferred shares owned by our majority controlling shareholder would cause significant dilution to our existing shareholders and may affect the rights of existing shareholders.

We will have to seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our shares.

In addition, Mr. Shalom, our principal executive officer, a director and majority shareholder, owns 10,000,000 preferred shares, with each share being convertible at any time by Mr. Shalom to 100 ordinary shares. Accordingly, if Mr. Shalom would convert some or all his preferred shares, your ownership interest in the Company will be further diluted.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation, regulation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products, our ability to compete in the digital market will depend, in large part, on our future success in enhancing our existing products and developing new systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We may need to change our pricing models to compete successfully.

The intense competition we face in the sales of our products and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect results of operations.

If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed.

Hackers and other malevolent actors are increasingly sophisticated, often affiliated with organized crime and operate large scale and complex attacks. In addition, their techniques change frequently and generally are not recognized until launched against a target. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our customers’ high-value business data, our business and reputation will suffer.

In addition, an actual or perceived security breach or theft of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of our products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. Our customers may also misuse our products, which could result in a breach or theft of business data.

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, which could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

the scope, rate of progress, results and cost of product development, and other related activities;

the cost of establishing commercial supplies of our products;

the cost and timing of establishing sales, marketing, and distribution capabilities; and

the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Since we are solely dependent on Amazon Cloud, our business, financial condition and results of operations may be materially and adversely affected if this agreement is terminated or if there are service issues with the cloud that affects our application and operations.

As of the date of this annual report, Amazon Cloud (also known as Amazon Web Services) is our sole cloud provider. Our entire technology was developed in Amazon’s cloud environment and is currently deployed on it. Our reliance on a single vendor for our business involves high risks. Our agreement with Amazon was not negotiated but the standard, boilerplate agreement which Amazon utilizes with all its customers. Amazon has the ability to terminate its services to us at any time. Accordingly, if Amazon terminates the agreement, our business may be severely interrupted, and our financial condition and results of operations may be materially and adversely affected. In addition, all our software and code are held in Amazon cloud and could be subject to attacks, deletion or other bad effects.

If our relationships with other suppliers for our products and services were to terminate or our software development arrangements were to be disrupted, our business could be interrupted.

Our products depend on certain third-party technology, and we purchase component parts that are used in our products from third-party suppliers, some of whom may compete with us. For example, we developed our products via a software company situated in India.  Our reliance on a single or limited number of vendors involves several risks, including:

•	potential shortages of some key personnel or talented developers;
•	developers performance shortfalls, if traceable to particular persons since the developers of our software cannot readily be replaced;
•	discontinuation of service and talent-pool on which we rely;
•	potential insolvency of these vendors; and
•	reduced control over delivery schedules, quality and costs.

If certain suppliers were to decide to discontinue their service with us, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, developments, integrations, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier on time, we could be required to modify our existing development and production settings or the end-solution that we offer to our customers.

A significant interruption in the operations of our third-party suppliers could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of the India software company, one of our suppliers, may cause interruption to our business. If we could not solve the impact of the interruptions of operations of our third-party suppliers, our business operations and financial results may be materially and adversely affected.

Mr. Menachem Shalom, our principal executive officer and a member of our board of directors, beneficially owns 100% of our outstanding preferred shares and his interests may differ from the interests of other shareholders, which could cause a material decline in the value of our shares.

Mr. Menachem Shalom, our principal officer and a member of our board of directors, currently beneficially owns 100% of our outstanding preferred shares and 87% of the outstanding ordinary shares. Accordingly, he has a significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without his consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. His interest may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

We cannot assure you that Mr. Shalom will act in the best interests of all of our shareholders given Mr. Shalom’s ability to control the Company. See “Related Party Transactions”.

We are dependent upon our Mr. Shalom and we cannot assure his retention.

Our success depends, in part, upon the continued services of Mr. Shalom, whose knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel. Even though we have a management agreement with Mr. Shalom, there is no required time period in which he needs to be employed by us.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of Mr. Shalom or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or meet customer’s requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

We may experience significant liability claims or complaints from customers, or adverse publicity involving our products and our services.

We face an inherent risk of liability claims or complaints from our customers. We take our customers’ complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to safety and quality of our products, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not but in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology or business, if any such holders exist, would not seek to enforce such intellectual property against us in Israel, or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

Further, the application and interpretation of Israel’s patent laws and the procedures and standards for granting patents in Israel are still evolving and are uncertain, and we cannot assure you that the courts or regulatory authorities in Israel would agree with our analysis.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Although we regard our know-how, proprietary technologies, and similar intellectual property as critical to our success, we have no patents or trademarks protecting our intellectual property. We may become an attractive target to intellectual property attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) all of our intellectual property rights will be adequately protected, or (ii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

Because we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”

We are an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion,

(ii)
the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

(iii)	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

As an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●
not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act (“Sarbanes Oxley”) (we also will not be subject to the auditor attestation requirements of section 404(b) as long as we are a “smaller reporting company”, which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The nature of our business requires the application of complex revenue recognition rules. Significant changes in U.S. generally accepted accounting principles, or GAAP, including the adoption of the new revenue recognition rules, could materially affect our financial position and results of operations.

We prepare our financial statements in accordance with GAAP, which is subject to interpretation or changes by the Financial Accounting Standards Board, or FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future, which may have a significant effect on our financial results. For example, pursuant to the new revenue recognition rules, effective as of January 1, 2018, an entity recognizes sales and usage-based royalties as revenue only when the later of the following events occurs: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales-based or usage-based royalty allocated has been satisfied (or partially satisfied). Recognizing royalty revenue on a lag time basis is not permitted. As a result, the royalties we generate from customers is based on royalty of units shipped during the quarter as estimated by our customers, not a quarter in arrears that we previously report. Adoption of this standard and any difficulties in implementation of changes in accounting principles, including uncertainty associated with royalty revenues for the quarter based on estimates provided by our customer, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Risks Related to Our Proposed Non-Bank Loan Business Activity

Our credit standards and on-going credit assessment processes might not protect us from significant credit losses.

Having obtained a non-bank lending license, we intend to engage in the non-bank credit field by extending loans to consumers and/or other business. We envision managing credit risk in our loans through a program of underwriting standards, the review of certain credit decisions and an ongoing process of assessment of the quality of the credit already extended.  While these procedures will be designed to provide us with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding future undue credit risk, and credit losses may occur in the future.

The amount of our future loan losses could be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. While the risk of nonpayment is inherent in providing financing, we could experience greater nonpayment levels than we anticipate. Deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Our allowance for loan losses may not be adequate to cover actual losses, which could materially and adversely affect our operating results.

We intend to maintain an allowance for loan losses that is appropriate to provide for any potential losses in our loan portfolio. The allowance is based upon factors such as the credit risk of specific customers, historical trends and experience, ongoing review of the quality, size and diversity of our loan portfolio, the amount and quality of collateral securing the loans, current economic conditions, geographic and industry loan concentrations and other information which we believe adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate.

Our business will be subject to interest rate risk, and variations in interest rates may negatively affect financial performance.

Changes in the interest rate environment may reduce our profits. Loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot ensure that we can minimize our interest rate risk. While an increase in the general level of interest rates may increase the loan yield and the net interest margin, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and our overall profitability.

Our proposed lending business will also subject us to specific Israeli laws and regulations.

If we commence operations to extend credit to consumers and businesses, there are numerous Israeli laws and regulations specifically affecting non-bank lenders. These requirements relate to, among other things:

•	Minimum shareholder equity;
•	Annual and periodic reporting;
•	Limitations on marketing and solicitation of customers;
•	Prohibition on misleading or fraudulent communications with our current or prospective customers;
•	Prohibition on false or misleading advertisements and solicitations;
•	Prohibition on linking the Company’s credit products with its other products; and
•	Prohibition on extending credit to minors and other consumer-protection limitations.

Failure to comply with any of these laws and regulations may expose us to fines, penalties, and enforcement actions which would materially and adversely impact our business.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

Risks relating to legal uncertainty and doing business in Israel

Conditions in Israel could materially and adversely affect our business.

Our executive offices are located in Israel. In addition, our sole officer and all of the members of our board of directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel, the Palestinian Authority areas and Lebanon by hostile elements.

Civil unrest and political turbulence has occurred in many other countries in the region, including those which share a common border with Israel, and is affecting the political stability of those countries. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria.

Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since o our facility is located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any future armed conflict or political instability in the region could negatively affect business conditions and harm our results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. In addition, such boycott, restrictive laws, policies, or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse effect on our business in the future. Should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States, Europe and around the world, this may also adversely affect our business and financial condition.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel has held four general elections in the last three years (on April 9, 2019, September 17, 2019, March 2, 2020, and March 23, 2021) due to the difficulty of forming a stable government under the conditions of Israel’s parliamentary system. The uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

It may be difficult to enforce a U.S. judgment against us, our officer and director or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Since our directors and officers are not residents of the United States and all of our assets are located outside the United States, service of process upon us or our non-U.S. resident director and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officer and director because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see "Enforceability of civil liabilities."

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company's articles of association, increases in a company's authorized share capital, mergers and certain transactions requiring shareholders' approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We are not in compliance with certain corporate governance requirements under the Companies Law.

The Companies Law imposes various corporate governance requirements upon public companies, including the requirement to establish an audit committee and compensation committee, appoint two external directors, and retain an internal auditor. As of the date of this Annual Report, we are not in compliance with these requirements.  As a result of this non-compliance, we are at risk of fines, penalties, and enforcement actions by the Israel Securities Authority (ISA), which may materially and adversely affect our business. While we intend to remediate these corporate governance failures prior to being listed on any share exchange, there can be no guarantee that the ISA will not enforce these requirements before we achieve compliance, or that the ISA will penalize us for past non-compliance even after we achieve compliance.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our articles of association divide our directors into three classes, each of which is elected once every three years;

•
our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of at least 65% of the total voting power of our shareholders;

•
our articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders and any amendment to such provision requires the approval of at least 65% of the total voting power of our shareholders; and

•	our articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations and financial condition.

Risks relating to our ordinary shares

An active trading market for our ordinary shares may not develop and the trading price for our shares may fluctuate significantly.

We have not yet received consent to have our shares of ordinary stock quoted on the OTCQB. Even upon obtaining such approval from FINRA, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our shares will develop. If an active public market for our shares does not develop, the market price and liquidity of our shares may be materially and adversely affected.

Our Ordinary Shares are subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in the stock cumbersome and may reduce the value of an investment in the stock.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.  In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.  The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.  Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The trading price of our shares is likely to be volatile, which could result in substantial losses to investors.

If we are successful at developing a market for our shares, the trading price of our shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Israel that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our majority shareholder and principalofficer has substantial influence over our company and his interests may not be aligned with the interests of our shareholders.

Menachem Shalom, our majority shareholder and principal officer, currently owns all the total voting power of our outstanding preferred shares and 87% of the issued and outstanding ordinary shares. As a result, he maintains substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Shalom may take actions that are not in the best interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

If we are successful at creating a market for our shares, the sale or availability for sale of substantial amounts of our shares could adversely affect their market price.

Sales of substantial amounts of our shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may now or in the future be sold in the public market. There are 2,282,124 ordinary shares outstanding, of which 282,124 are freely tradeable without any restrictions. In addition, there are 10,000,000 preferred shares outstanding, all owned by Mr. Shalom, which are convertible into an aggregate of up to 1,000,000,000 of our ordinary shares at the option of the holder and may be resold as restricted shares in the future or be registered for resale without restriction.  We cannot predict what effect, if any, market sales of securities held by Mr. Shalom or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Negative publicity may harm our brand and reputation and have a material adverse effect on our business.

Negative publicity about us, including our services, management, business model and practices, compliance with applicable rules, regulations and policies, or our network partners may materially and adversely harm our brand and reputation and have a material adverse effect on our business. We cannot assure you that we will be able to defuse any such negative publicity within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet by anyone on a named or anonymous basis, and can be quickly and widely disseminated. Information posted may be inaccurate, misleading and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially inaccurate or misleading information about our business and operations, which in turn may materially adversely affect our relationships with our customers, employees or business partners, and adversely affect the price of our shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends.  As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income.

Subject to applicable law and the provisions of our articles of association, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment will likely depend entirely upon any future price appreciation of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which you purchased the shares. You may not realize a return on your investment in our shares and you may even lose your entire investment in our shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year.  However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, SEC reporting, and other expenses that we will not incur as a foreign private issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a small business company, we have limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; (iv) lack of risk assessment in accordance with the requirement of COSO 2013 framework and (v) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

We plan to take measures to remedy these material weaknesses. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude in future reports on the effectiveness of our internal control over financial reporting, as it has in the report for the year ending December 31, 2021, that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we cease to be an “emerging growth company”, our additional reporting obligations may place an added strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Subject to applicable law and our articles of association, our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes. See "Taxation and government programs" for more information.

ITEM 4.          INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were originally incorporated under the name of P.M.E SAL Technologies Ltd. under the laws of the State of Israel on January 29, 2007. In September 2008, we changed our name to Hold Me Ltd. by filing a Certificate of Amendment with the Registrar of Companies in Israel to effect a name change. Initially we were engaged in providing website design and development services. We ceased conducting such business activity in 2011 and had no significant business activity until 2018.

At the beginning of 2018, we started to develop a mobile-wallet-as-a-service platform for organizations interested in launching mobile wallet applications for their brand.

Today, we are a software company offering a well-rounded platform that supports a wide range of digital payment services integrating into mobile apps , which we refer to as our “Platform”. Our Platform enables the creation of applications and digital wallets for our customers, including but not limited to financial institutions, brands, retailers, credit card companies, insurance companies and other organizations, in a quick and cost-saving manner.

Innovation has always been at the core of our fundamental philosophy, as it continuously pursues various new initiatives, including the commercial applications of our Platform.

We are committed to democratizing financial services to improve the financial health of individuals and to increase economic opportunity for entrepreneurs and businesses of all sizes around the world. Our goal is to enable our customers and their clients to manage and move their money anywhere in the world, anytime, on any platform, and using any device when sending payments or getting paid. By achieving our goal, we will continue to expand our product offerings by adding additional services, functions and capabilities with our innovative and evolving technologies, combined with our marketing efforts.

Our web address is www.holdme.co.il. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at https://www.sec.gov. The Crone Law Group, P.C. is our agent in the United States and its address is 500 Fifth Avenue, Suite 938, New York, NY 10110.

B.	BUSINESS OVERVIEW

Our Platform

We started the research and development for the Platform in 2018 and offered its first commercial application in 2019. Our Platform provides the technical infrastructure through Amazon cloud to our customers, using Application Programming Interface, or API. API is a computing interface that defines interactions between multiple software intermediaries, which could be utilized and integrated by our customers into their own mobile apps. It connects brands, merchants, retailers, financial institutions, insurance companies and other organizations with their clients through our innovative digital payment solutions.

Our Revenue Model

We generate revenues primarily through license fees from our customers (currently consisting of one customer, Galileo). In general, the amount of the license fee is determined by the range and type of API services offered and consumed on our platform and by the usage volume of our customer on our API software – meaning number of end-users and transactions (API-calls) triggered on our platform.

For the year ended December 31, 2021 and 2020, our revenues were NIS98,434 and NIS486,360, respectively.

Our products

Our current product portfolio consists of a digital wallet platform (used for commercial engagement of brands with their end-customers) and a digital banking service that can be used for innovation and development purposes by financial institutions. For the year ended December 31, 2021 and 2020, the digital payment services generated NIS98,434 and NIS486,360, respectively, and digital banking services generated no revenues.

Digital Payment Services

Through our Platform, we provide a digital platform that can support creation and operation of mobile wallets applications that allow our business customers to stay engaged with their end clients through the application that include payments and loyalty functionalities.

Similar to peer-to-peer money transfer applications we developed a platform that enables the transfer of payments between end users and between end users and businesses.

We will continue to be the active software provider of the digital payment market, while expanding the functionality offered through our platform to include marketing and marketing automation tasks and capabilities, additional loyalty schemes and more.

Digital Financial Services

In today’s hyper-connected world, sustainable digital innovation has become a survival strategy for banks and financial institutions. As technologies evolve, consumers constantly continue to raise the bar for their expectations of better service, new products, and ongoing connectivity. Digital creativity and trust must always be reflected to customers as the competitors are using a new wealth of information to satisfy customers and attempt to attract new ones.

Incumbent banks' core banking systems are legacy systems built over decades using multiple hardware and software providers. These various parts have been "patched" one on top of one another raising significant difficulties for connectivity and compatibility, intensifying the already-substantial security challenges and operational risks. Such patches cannot foster the market-presence of an innovation-minded bank.

Our Platform may serve as the basis for innovation programs for our potential customers, which simulates a banking core system, so as to create a digital environment that enables collaboration between their development teams and external software providers, such as start-ups and development-stage companies, developers, and other financial institutions, without exposing the technological manufacturing environments of our customers to outsiders.

Since it saves the effort and time needed to develop an innovation platform, our Platform provides cost-effective and time-saving solutions to our customers as it enables them to integrate our digital financial services into their mobile apps. This significantly minimizes the financial and business exposure of our customers to external security threats

Our Platform serves as a core-banking-as-a-service solution for legacy banks to build their own banking and financial innovation programs, to connect with developers’ communities, and to meet market and regulatory demands while saving on IT investments across hardware, software, and support staff.

The solution delivers three key capabilities:

◾
API gateway for external and internal systems including a ready-to-use set of PCI-DSS certified banking APIs for user and account management, transactions and payments, credit cards, loans, and more, through a single integration point

◾	Business logic layer for banking products

◾	Hosted and managed database

The Platform is an exceptionally market-responsive Core-Banking-as-a-Service solution.  It’s the bank's innovation mock-up platform that revs up innovation engines with agile, customer-centric BaaS powers. The bank can have in-house developers, thought leaders, and intrapreneurs join forces with software providers and fintech firms to innovate easily around a ready-to-use set of banking APIs. Launch POCs with providers securely, purposefully, and effortlessly with no need to allocate valuable IT resources or risk your existing operational systems. Platform includes APIs for user and account management, transactions and payments, credit cards, loans, and more – all that is needed is one integration point to connect the bank with the future.

Use Cases

The Platform is a secure, cloud-native, and highly scalable digital innovation platform for innovation-driven legacy banks. Use cases may include:

◾          Building a fully-customizable white-label developer portal to invite, manage, and service developers

◾          Running fintech programs, competitions, and hackathons

◾          Launching secure and purposeful POCs with the fintech industry

◾          Possessing a production environment built for the new serverless era

◾          Shortening time-to-market: from inception to the launch of new digital products and services

◾          Migrating existing bank products and services to the Innovatn.io micro-services-based architecture

The market-responsive of the Platform is designed to allow banks to foster digital creativity in-house and reflect it to the outside world. The Platform is integrable and interoperable with existing systems.

Our customer

We anticipate that our future customers may include businesses of all sizes and from various industries in Israel, such as financial institutions, credit card companies, insurance companies, and retailers, etc. We currently do not have international customers and our sole customer is located in Israel.

For the years ended December 31, 2021 and December 31, 2020, we served one customer in Israel. For the year ended December 31, 2020, this customer accounted for 96% of our revenues and approximately 4% of our revenues were derived from other non-substantial sales.

On December 5, 2019, we entered into an Agreement for Operation and Sale of Digital Wallets, which was amended by an Addendum to Sales Agreement on December 27, 2020, with our sole customer Galileo Tech Ltd.

We granted Galileo an exclusive license to commercialize our technology in Israel. However, we are not bound to make any development, consultation, management and/or other service of our technology to Galileo or its customers.

In accordance with the terms of our agreement with Galileo, the licensing fee included an one-time establishment fee of approximately NIS800,000 (including the annual licensing fee for the first year of the agreement) and an annual licensing fee of NIS 100,000 for the second and third years (2021 and 2022), and NIS 150,000 per additional year commencing December 5, 2020. In addition, Hold Me is also entitled to 12% of all income generated by Galileo from using or sub-licensing the Company's products licensed to Galileo.

Galileo was also given the right to use our technology for clearing payments between various digital wallets and the businesses registers in Israel. For such right we are to receive 10% of all gross profits generated by Galileo from their customers.

Galileo is entitled to market and commercialize in Israel the applications developed by Hold Me and to make changes and/or additions as it deems fit. For this right we were paid NIS100,000 and are entitled to 10% of all gross profits, of which none has been paid to date.

Pursuant to the terms of the agreement, we are obligated to fix or repair the failures and/or inadequacies, but not those developed or changed by Galileo.

The agreement does not provide for a term. Each party has the right to terminate the agreement if the other party in breach fails to cure a breach within 30 days or conducts illegal activities or violates the laws.

During 2021 Galileo paid us NIS200,000 which were recognized as licensing revenues for 2 years.

As a result of Galileo not paying us the full 800,000 owed to us for the year ended December 31, 2020 in accordance with the terms of the Agreement, we signed an Addendum with Galileo on December 27, 2020. According to the Addendum, Galileo undertook to pay us (1) NIS120,000 by December 31, 2020 (which was fully paid); (2) NIS150,000 by January 31, 2021 (which was fully paid) and (3) in exchange for NIS180,000 owed, Galileo issued us 128,571 shares of Galileo. In addition, the payment of the NIS100,000 annual registration fee was postponed until June 2021, when it was fully paid.

The shares we received in Galileo were assigned to Mr. Shalom, our sole officer and a member of our board of directors, in consideration for the reduction in the debt owed to him. See “Related Party Transactions”.

Non-Bank Lending License

On November, 2022, we were issued a limited license from the Israeli Authority regulating Capital Markets, Insurance and Savings to operate as a non-banking lender in Israel. This license enables us to lend up to NIS 25,000,000 as a non-bank. To date we have not utilized this license.

Our Suppliers

Our only relationship with vendors are with a software company in India which assisted us in developing our software and Amazon. Amazon provides us networking and hosting services through which additional software-as-a-service products and services are offered.

Intellectual Property

We do not have any intellectual property protection on our source code or any other aspect of the Platform.

Marketing and Competition

The Company does not currently have the resources to market its Platform, but when and if it does, it will attempt to generate customers by:

•	Direct sales to business customers;
•	Establishment of subsidiaries to do sales and marketing in different geographies;
•	Engaging with distributors and partners to engage in distributors, reseller or other forms of marketing; and
•	Joint ventures

In addition we may launch paid digital campaign(s) on different relevant social media networks (mainly LinkedIn) to approach relevant organizations and decision makers in those organizations.

Leading Competitors

There are many companies, both large and small, which are our competitors. Companies to which we hope to offer the Platform can choose to develop their own mobile wallet. Software development companies can be engaged by our potential customers to develop a mobile wallet. Software or payment companies such as Stripe, Paypal and GooglePay, which launched its service in Israel on December 7, 2021, can offer services and solutions which can easily enable customers to have their own mobile wallets.

Competitive Challenges and Advantages

Given the extremely fast changes that occur in the overall technology world, including in the payment and software sectors, management does not believe that the Platform has any competitive advantage.

Development and Expansion Strategy

The key components of our development and expansion strategy over the next two-to-five years are as follows:

•	ongoing continues development of the company's products.
•	marketing and sales efforts of the company's products to potential customers.
•	licensing or buying of additional technology, software or products that may increase the attractiveness or the price of the company's products.
•	the Company will be looking to form commercial partnerships with software distributors and integrators – to expand its market reach and sales.
•	once substantial sales are achieved, the company is looking to expand its product offering by developing, acquiring or licensing additional products relevant for its customer-base.

Government legislation and regulation

Actions of our users

In many jurisdictions, including the United States and countries in Europe, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on defamation, breach of data protection and privacy rights and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content uploaded by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In addition, rising concern about the use of the Internet for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

Data protection

We hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of our Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users' websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a "database owner" pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 ("Data Security Regulations"), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Privacy Law, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protections laws and regulations. In addition, in many jurisdictions there is new legislation that may affect our business and require additional legal review.

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act ("CCPA"), which entered into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, some other states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal data. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a "Data Controller" with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a "fair processing notice" if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR).

The European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy or data protection in the electronic communications sector. Pursuant to the requirements of the ePrivacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user's terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will soon be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user's device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is "presented" on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users' internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulation draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

As the text of the ePrivacy Regulation is still under development and currently in draft form, and as further guidance is issued and interpretation of both the ePrivacy Regulation and the GDPR develop, it is difficult to assess the impact of the ePrivacy Regulation on our business or operations, but it may require us to modify our data practices and policies and we could incur substantial costs as a result.

C.	ORGANIZATIONAL STRUCTURE

The Company currently has no subsidiaries and is not part of a group of companies.

D.	PROPERTY, PLANT AND EQUIPMENT

We currently have an office in the house of Menachem Shalom, our sole officer and a member of our board of directors.  We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under US GAAP and our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

A.          OPERATING RESULTS

Comparison of Results of Operations for the financial years ended December 31, 2021 and 2020

The following table shows information taken from our consolidated statements of profit and loss for the years ended December 31, 2021 and December 31, 2020:

		For the Year Ended December 31,
		2021		2020
	Notes	New Israeli Shekels
Revenue			98,434		823,360
Cost of projects			459,670		455,035
Gross deficit			(361,236)		368,325
Selling, administrative and general expenses	10		(637,797)		(677,481)
Operating deficit			(999,033)		(309,156)
Financing expenses, net			(55,812)		(11,677)
Loss for the year after financing			(1,054,845)		(320,833)
Other expenses			-		-
Loss for the period			(1,054,845)		(320,833)
Loss from previous years			(1,464,738)		(1,143,905)
Deficit balance			(2,519,583)		(1,464,738)

Basic and diluted loss per ordinary share		NIS	0.46	NIS	1,069.44

Weighted-average number of ordinary shares outstanding: Basic and Diluted			2,282,124		300

Revenues

Revenues were NIS 98,434 for the year ended December 31, 2021, a decrease of NIS 724,926, or approximately 88%, as compared to NIS 823,360 for the year ended December 31, 2020.

The decrease in revenues was attributed primarily to the fact that previous year we recorded significant establishment fee from our licensing agreement with Galileo. During 2020 we recognize NIS800,000 as establishment fee and also recognized NIS7,000 of annual licensing fee in our 2020 revenues. In 2021 we recognized NIS 98,434 as licensing fee.

Cost of Revenues

Our cost of revenues primarily consists of all direct and indirect software development expenses paid to service providers, contractors and freelancers. Our cost of revenues increased by NIS 4,635 from NIS 455,035 in fiscal year 2020 to NIS 459,670 in fiscal year 2021. The increase in our cost of revenue was a result of increased software development costs.

Tabular Disclosure of Contractual Obligations

As of December 31, 2021, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years	More than 5 years
Debt Obligations(1)	NIS	90,035	NIS	36,547	NIS	53,488		—
Debt to Shareholder(2)	NIS	1,824,634	NIS	1,824,634

Total	NIS	1,914,669	NIS	1,861,181	NIS	53,488

(1)        Amount specified represents payments due to Bank Mizrachi, which is due and payable in May 2024.

(2)        Amount specified represents payments due to Mr. Shalom, our principal executive officer, pursuant to the management agreement.

Gross Profit

Our negative gross profit in fiscal year 2021 of NIS 361,236 decreased by NIS 729,562 from our positive gross profit in fiscal year 2020 of NIS 368,325. The decrease was due to a decrease in the amount generated from our licensing agreement with Galileo.

General and administrative expenses

General and administrative expenses decreased by NIS 39,684, or approximately 5.86%, from NIS 677,481 in fiscal year end 2020 to NIS 637,797 of expenses in fiscal year end 2021. The change was primarily due to (i) a decrease in management fees payable from NIS 600,000 in 2020 to NIS 420,001 in 2021; (ii) professional services increased in 2021 to NIS 194,147 from NIS 51,524 in 2020.

Research and development expenses

We do not have research and developments expenses itemized as specific line items as they are included in the cost of revenues.

Net income

As a result of the foregoing, our net income decreased from a loss of NIS 320,833 in fiscal year 2020 to a loss of NIS 1,054,845 in fiscal year 2021.

B.          LIQUIDITY AND CAPITAL RESOURCES

As reflected in our financial statements, we had a cash balance of NIS 800,554, liabilities of NIS 2,382,910 and a net total stockholders’ equity of NIS (1,347,059) as of December 31, 2021.

As of December 31, 2021, we borrowed a total of NIS 90,035 from a bank in Israel. The outstanding principal amount, plus accrued and unpaid interest, is due May 24, 2024. We are currently paying NIS 3,204 a month to the bank.

Management estimates that in order to continue operations we will need $90,000 for the next 12 months of operations. Using currently available capital resources, which consist of, we cannot continue operations, unless we raise money from our existing shareholder or from other resources.

We currently have no material commitments for capital expenditures. Accordingly, if we are not successful at raising additional funds, there is no assurance that we will have sufficient cash to remain in business. Even if we are successful at raising additional funds in the short term, we may be required to raise additional funds, particularly if we are unable to continue generating positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In addition, our company may, from time to time, receive continued funding and capital resources from related parties. However, as of the date of this annual report, such related parties do not have any existing obligation to advance funds or working capital to support our business, nor can our company rely on any advance funds from such related parties. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2022. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, we have no current arrangements to issue any securities. Also, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

We anticipate that depending on market conditions and our plan of operations, we may incur operating losses in the foreseeable future. Therefore, our auditors have raised substantial doubt about our ability to continue as a going concern.

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2020 and 2021:

	For the Year Ended December 31,
	2021	2020

Cash flows from operating activities:

Net loss	(1,054,845)	(320,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	432,731	433,044
Increase (Decrease) in Customers	1,832	(1,832)
Decrease (Increase) in other accounts receivable and prepaid expenses	305,902	(230,466)
Increase in Creditors	5,043	423
Increase in accrued expenses and other accounts payable	185,174	369,045

Net cash provided by (used in) operating activities	(124,163)	249,381

Cash flows from investing activities:

Purchase of property and equipment	(52,075)	(33,481)

Net cash provided by (used in) investing activities	(52,075)	(33,481)

Cash flows from financing activities:

Cash for issuance of shares	872,521	-
Short Term Credit from Bank, net	(8,955)	(24,857)
Repayment of Long-Term Loans and Liabilities	(36,565)	(46,565)

Net cash provided by (used in) financing activities	827,001	(71,422)

Increase (Decrease) in cash and cash equivalents	650,763	144,478
Cash and cash equivalents at the beginning of the period	149,791	5,313

Cash and cash equivalents at the end of the period	800,554	149,791

Cash flows from operating activities

The operating activity has provided a negative net cash amount of NIS 124,163.

Cash flows from investing activities

NIS 52,075 was used in the Company investing activity.

Cash flows from financing activities

NIS 827,001 was provided by the Company financing activity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company conducted development efforts to the extent needed to develop its mobile wallet platform and other products developed.  The Company owns no patents.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2021:

Name	Age	Position

Menachem Shalom	47	Chief Executive Officer, Chief Financial Officer and Director
Gad Zohar	56	Director
Igal Chemerinsky	51	Director

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Menachem Shalom, Chief Executive Officer, Chief Financial Officer and Director

Menachem Shalom has been our Chief Executive Officer, Chief Financial Officer and member of our Board of Directors since 2008. Mr. Shalom founded and served as the chief executive officer for Wayerz Solutions Ltd. from January 2015 to August 2017. From August 2013 to April 2014, Mr. Shalom served as vice president development, sales and marketing, of Dsnr Media Group Ltd. Mr. Shalom obtained a LLM with honors from Columbia University School of Law in 2000, a MBA from Hebrew University in 2003 and a LLB, magna cum laude, from Hebrew University of Jerusalem in 1998.

Gad Zohar, Director

Gad Zohar has been a director of the Company since July 28, 2021. Mr. Zohar manages Dag Networks Ltd., an Israeli private company that offers information technology, telecommunications and cloud services and solutions for businesses since 2011, when he founded the company.

Igal Chemerinsky, Director

Igal Chemerinsky has been a director of the Company since July 28, 2021. Since 2020, Mr. Chemerinsky has been the chief revenue officer of Parknav Ltd., a startup developing real-time on-street parking with a highly accurate and scalable solution. From 2019 to 2020, Mr. Chemerinsky served as the EVP of Global Sales of Enably Ltd.- a SaaS platform that utilizes Artificial Intelligence, Natural Language Processing (NLP) and advanced algorithms for Online Training, e-Learning, knowledge delivery, compliance, regulations, and content delivery. From 2017 to 2019, he served as the VP of EMEA Sales of Votiro Cybersec Ltd., a global leader in Email & File secure gateways & end-point solutions protecting organizations against zero-day exploits and other ongoing cyber threats.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	COMPENSATION

Set forth below is the compensation paid during the fiscal year ended December 31, 2021 for our sole executive officer.

Name	2021 Compensation

Menachem Shalom	NIS 420,000

The amount invoiced by Mr. Shalom was pursuant to the terms of the Management Services Agreement, described below.

Management Services Agreement

We entered into a written management services agreement with our sole executive officer and director as of December 30, 2017 to provide us services full time. Mr. Shalom shall be entitled to receive a monthly management fee of NIS35,000 (USD10,606) plus VAT, which shall increase to NIS45,000 (USD13,636) plus VAT upon completion of the development of the system and the commencement of the sales stage. Upon completion of fundraising in the sum of NIS5,000,000 (USD1,515,152) or more, Mr. Shalom shall be entitled to payment of monthly fee of NIS60,000 (USD18,181) plus VAT. Mr. Shalom is also entitled to reimbursement for travel expenses as well as all his expenses related to the execution of the agreement. We have the right to terminate the agreement with Mr. Shalom upon 6-months’ notice.

C.          BOARD PRACTICES

Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our board of directors shall from time to time appoint one or more general managers, who are responsible for our day-to-day management and have individual responsibilities established by our board of directors.  General managers are appointed by and serve at the discretion of our board of directors, subject to any applicable employment agreements we have entered into with the general managers.  At present, our sole executive officer is Mr. Menachem Shalom.

Under the Companies Law, we are not required to have a majority of independent directors. We are required to appoint at least two external directors. According to our articles of association, our board of directors shall consist of up to 11 directors.  Currently, our board of directors consists of three directors, and we have not appointed external directors as of the date of this Annual Report.  Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, our directors are elected at an annual general meeting of our shareholders and serve on our board of directors until the next annual general meeting at which one or more directors are elected or until they are removed by the majority of our shareholders at an annual or special general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association. In addition, our articles of association allow our board of directors to appoint directors, other than external directors, to fill vacancies in the board of directors temporarily (provided, however, that if they number less than three directors, they may act only in an emergency or to fill the office of director that has become vacant up to the minimum number or in order to call a general meeting of the Company for the purpose of electing directors to fill any or all vacancies, so that there are at least three directors).

Our directors do not have written service contracts and are not required to have them under the Israel Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, a company’s board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that Mr. Shalom has such requisite financial and accounting expertise.

External Directors

Under the Companies Law, a public company is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence and must be appointed by the non-controlling shareholders of the Company.  We have not appointed external directors as of the date of this Annual Report.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting on the matter at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

●	the total number of shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not derived from a relationship with a controlling shareholder) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of serving as an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint more than half of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term “personal interest” is defined in the Companies Law as a person’s or entity’s personal interest in an act or a transaction of a company, (i) including the personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the persons, any descendant, sibling or parent of a spouse of the person and the spouse of any of the foregoing; and (b) an entity in which the person or entity or any of the foregoing relatives of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “personal interest” includes the personal interest of the proxy holder or the shareholder granting the proxy (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, and provided further that the external director is not an affiliated or competing shareholder, as defined in the Companies Law, or a relative of such a shareholder at the time of the appointment, and is not affiliated with such a shareholder at the time of appointment or within the two years preceding the date of appointment; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors other than pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during any three-year term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person at the time of appointment, or with any entity controlled by or under common control with the company at the time of appointment or during the two years preceding the appointment; or (b) in the case of a company with no controlling shareholder or a shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term “affiliation” includes (subject to certain exceptions): an employment relationship; a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

In addition, no person may serve as an external director if that person’s positions or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children and other relatives may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by such person. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). At least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Audit Committee

Israeli Companies Law Requirements

Under the Companies Law, a public company is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors, within the meaning of the Companies Law. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or a director who meets the following criteria:

●	the audit committee has determined that he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and (ii) the requirement for accounting and financial expertise or professional qualifications; and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Audit Committee Role

Under the Companies Law, a company’s audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under Companies Law (see “- Approval of Related Party Transactions under Israeli Law”);

●	determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions;

●	determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

●	where the board approves the working plan of the internal auditor, to examine such working plan before its submission to the board and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the compensation of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

We have not yet established an audit committee.  In lieu of an audit committee, our board of directors is responsible for reviewing and making recommendations concerning the selection of outside auditors, reviewing the scope, results and effectiveness of the annual audit of the Company’s financial statements and other services provided by the Company’s independent public accountants. The board of directors reviews the Company’s internal accounting controls, practices and policies.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our audit committee holds the responsibilities and duties of a financial statement examination committee, as permitted under the relevant regulations promulgated under the Companies Law. From time to time, as necessary and required in order to approve our financial statements, the audit committee will hold separate meetings prior to the scheduled meetings of the board in respect of the financial statements. The function of a financial statement examination committee is to discuss and provide recommendations to the board of directors (including reporting any deficiencies found) with respect to the following issues: (a) estimations and assessments made in connection with the preparation of financial statements; (b) internal controls related to the financial statements; (c) completeness and appropriateness of the disclosure in the financial statements; (d) the accounting policies adopted and the accounting treatment implemented in material matters of the Company; and (e) value evaluation, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee and Compensation Policy

A public company in Israel is required to have a compensation committee as required by the Companies Law. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director under regulations promulgated under the Companies Law. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee. See “- Audit Committee - Israeli Companies Law Requirements.”

Compensation Committee Role

Our board of directors has not yet adopted a compensation committee charter.  One adopted, the audit committee charter will set forth the responsibilities of the audit committee consistent with the regulations of the SEC, as well as the requirements for compensation committees under the Companies Law, including the following:

●
recommending to the board of directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “- Compensation Policy.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

●	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

●	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our Board of Directors, subject to the limitations on such delegation as provided in the Companies Law.

We have not yet established a compensation committee.

Compensation Policy

Under the Companies Law, the duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “- Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders, and must consider (among other things) the company’s risk management, size and the nature of its operations. The compensation policy must also consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company (including any employees employed through manpower companies);

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder, within the meaning of the Companies Law (including a director and the general manager) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

As of the date hereof, we have no internal auditor.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive Vice President, vice President, any other person assuming the responsibilities of any of these positions regardless of such person's title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under "Management—Executive officers and directors" is an office holder under the Companies Law.

An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose no later than the first Board Meeting in which such transaction is discussed, to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company's profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval. Any such transaction that is not for the benefit of the company may not be approved by the board of directors.

In addition to any approval required by the articles of association, approval first by the company's audit committee and subsequently by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well, is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the presence of the office holder is necessary in order to present the matter. However, if a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in the meeting with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under "—Compensation of directors and executive officers."

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company's articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power pursuant to the provisions of a company's articles of association, to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract adjusted according to the circumstances, and taking into account the status within the company of such shareholder, will also apply in the event of a breach of the duty of fairness.

Exculpation, insurance and indemnification of office holders

We entered into an indemnification agreement with Menachem Shalom as of April 22, 2021 to indemnify Mr. Shalom to the fullest extent permitted under Israeli law. We are not contractually obligated to indemnify Mr. Shalom for, among others, (i) a breach of duty of loyalty, unless such breach was done in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company and (ii) a willful or reckless breach of his duty of care, unless such breach was done solely in negligence.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the "Israeli Securities Law").

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders).

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

D.          EMPLOYEES

Other than Mr. Shalom, our sole officer and a member of our board of directors, we have no employees.

E.          SHARE OWNERSHIP

The following table sets forth, as of the date of this annual report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our ordinary shares.

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of April 24, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of share capital and articles of association”. None of our principal shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 30 Golomb Street, Nes Ziyona, Israel.

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000(1)	(2)	87.64%
	Gad Zohar*	-		-%
	Igal Chemerinsky*	-		-%

Total of All Current Officers and Directors (3 persons):		2,000,000(1)		87.64%

(1)
Includes 2,000,000 ordinary shares owned by Mr. Shalom. The amount reflected does not include the 10,000,000 preferred shares which are also owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.

(2)	The amount and percentage indicated refers only to the ordinary shares and does not include the amount and percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

* Beneficially owns less than one percent of the class

Share Incentive Plan

We currently do not have any stock incentive plans.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth, as of the date of this annual report, the beneficial ownership of our ordinary shares by all persons known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our ordinary shares.

The percentage of shares beneficially owned has been computed on the basis of 2,282,424 ordinary shares outstanding as of April 25, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of share capital and articles of association”. None of our principal shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 30 Golomb Street, Nes Ziyona, Israel.

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000(1)	(2)	87.64%

(1)	Includes 2,000,000 ordinary shares. Does not include the 10,000,000 preferred shares owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.
(2)	The amount and percentage indicated refers only to the ordinary shares and does not include the amount and percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

B.	RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

As of December 31 2021 we owed Tamarindi Ltd, an Israeli company owned by Menachem Shalom, NIS88,322. As of December 31st 2021 Billio Ltd and Zero One Capital Ltd, two Israeli companies owned by Menachem Shalom, owed us NIS20,695.   As of March 20, 2022, the foregoing debts were paid in full.  Accordingly, we have no related party indebtedness as of the date of this Annual Report.

See “Management Services Agreement” under “Compensation” for the terms of Mr. Shalom’s management services agreement with the Company.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hold Me Ltd. as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/S/ BF Borgers CPA PC
We have served as the Company's auditor since 2021
Lakewood, CO
April 27, 2022

Balance Sheets

		As at December 31
		2021	2020
	Notes	New Israeli Shekels
Current Assets
Cash and Cash Equivalents	3	783,380	149,791
Short term Investments		17,173	-
Customers		-	1,832
Receivables and Debit Balances	4	34,565	340,466
Total Current Assets		835,118	492,089
Fixed Assets	5	200,733	581,389
Intangible Assets		-	-
Total Assets		1,035,851	1,073,478

Current Liabilities
Credit from Banking Corporations	6	36,547	45,502
Suppliers and Service Providers		5,466	423
Payables and Credit Balances	7	2,287,409	2,102,235
Total Current Liabilities		2,329,422	2,148,160
Long-Term Liabilities
Loans from Banking Corporations and other Credit Providers	8	53,488	90,053
Capital Deficit
Share Capital	9	122,821	3
Premium on Shares		1,049,703	300,000
Deficit Balance		(2,519,583)	(1,464,738)
Shareholders' Equity		(1,347,059)	(1,164,735)
Total Liabilities		1,035,851	1,073,478

The Notes Attached to the Financial Statements Form an Integral Part Hereof.

Statements of Profit and Loss

		For the Year Ended December 31,
		2021		2020
	Notes	New Israeli Shekels
Revenue			98,434		823,360
Cost of projects			459,670		455,035
Gross deficit			(361,236)		368,325
Selling, administrative and general expenses	10		(637,797)		(677,481)
Operating deficit			(999,033)		(309,156)
Financing expenses, net			(55,812)		(11,677)
Loss for the year after financing			(1,054,845)		(320,833)
Other expenses			-		-
Loss for the period			(1,054,845)		(320,833)
Loss from previous years			(1,464,738)		(1,143,905)
Deficit balance			(2,519,583)		(1,464,738)

Basic and diluted loss per ordinary share		NIS	0.46	NIS	1,069.44

Weighted-average number of ordinary shares outstanding: Basic and Diluted			2,282,124		300

The Notes Attached to the Financial Statements Form an Integral Part Hereof.

Statements of Changes in Shareholders' Equity

	Number of Issued shared	Ordinary shares	Additional Paid-in Capital		Accumulated Deficit	Total Shareholders' Equity

Balance at January 1, 2020	300	3	-		(1,143,905)	(843,902)
Total comprehensive loss	-	-	-		(320,833)	(320,833)
Balance at December 31, 2020	300	3	300,000		(1,464,738)	(1,164,735)

Balance at January 1, 2021	300	3	300,000		(1,464,738)	(1,164,735)
Issuance of Shares and Premium	282,124	122,818	749,703	*	-	872,521
Total comprehensive loss	-	-	-		(1,054,845)	(1,054,845)
Balance at December 31, 2021	282,424	122,821	1,049,703		(2,519,583)	(1,347,059)

* Amount is net of issuance costs of NIS 105,421

The Notes Attached to the Financial Statements Form an Integral Part Hereof.

Statements of Cash Flows

	For the Year Ended December 31,
	2021	2020

Cash flows from operating activities:

Net loss	(1,054,845)	(320,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	432,731	433,044
Increase (Decrease) in Customers	1,832	(1,832)
Decrease (Increase) in other accounts receivable and prepaid expenses	305,902	(230,466)
Increase in Creditors	5,043	423
Increase in accrued expenses and other accounts payable	185,174	369,045

Net cash provided by (used in) operating activities	(124,163)	249,381

Cash flows from investing activities:

Purchase of property and equipment	(52,075)	(33,481)

Net cash provided by (used in) investing activities	(52,075)	(33,481)

Cash flows from financing activities:

Cash for issuance of shares	872,521	-
Short Term Credit from Bank, net	(8,955)	(24,857)
Repayment of Long-Term Loans and Liabilities	(36,565)	(46,565)

Net cash provided by (used in) financing activities	827,001	(71,422)

Increase (Decrease) in cash and cash equivalents	650,763	144,478
Cash and cash equivalents at the beginning of the period	149,791	5,313

Cash and cash equivalents at the end of the period	800,554	149,791

Note 1 - General

A.	The Company was incorporated under the laws of the state of Israel and commenced operations as a private company in January 2007, under Companies Registrar number 513933218.

B.
The Company develops a software-based platform that enables its customers to enhance their brand and loyalty plans with digital payments and reward programs through the creation and offering of branded mobile applications.

C.
Since inception, the Company incurred an accumulated deficit of NIS 2,519,583. The Company will need funds to continue its operations until profitability is achieved or until additional funding is raised.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies, consistently applied in the preparation of the financial statements, are as follows:

A.	Financial Statements Reporting Basis

The financial statements are drawn up on the basis of generally accepted accounting principles ("GAAP"), and are expressed in New Israeli Shekel ("NIS") based on historical values, and provide no information on changes in the general purchasing power of the Israeli currency on the business results.

Those reports are filed as part of form F-1 (Registration Statement Under the Securities Act of 1933). Since the Company was incorporated in Israel and is considered a Foreign Issuer and as such is allowed to file the statement and the financial reports in its home country currency, New Israeli Shekel (NIS).

B.	Cash and Cash Equivalents

The Company considers high-liquidity investments, including short-term cash deposits in banks (up to three months), as cash equivalents.

C.	Fixed Assets

Property and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations as other gain or loss, net.
Annual depreciation rates are as follows:

%
6 – 15	Office furniture and equipment

15	Vehicles

33	Computers

D.	Use of Estimates in Preparing the Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

E.	Income Tax

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

F.	Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of business or market conditions.

We have decided to follow the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The guidance provides a unified model to determine how revenue is recognized.

Revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

We enter into contracts that can include various combinations of products and services, as detailed below, which are generally capable of being distinct and accounted for as separate performance obligations.

We generate our revenues from (1) licensing intellectual properties, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues and (3) other revenues, which include revenues from support, training and sale of development systems and chips. We license our assets IP to other companies who can then resell, develop or market otherwise in variety of business models.

We account for license revenues and related services, which provide our customers with rights to use our platform, in accordance with ASC 606. A license may be perpetual or time limited in its application. In accordance with ASC 606, we recognize revenue from platform license at the time of delivery when the customer accepts control of the platform, as the platform is functional without professional services, updates and technical support. We have concluded that our platform license is distinct as the customer can benefit from the software on its own.

Revenues that are derived from the sale of a licensee’s products that incorporate our platform are classified as royalty revenues. Royalty revenues are recognized during the quarter in which the sale of the product incorporating our platform occurs. Royalties are calculated either as a percentage of the revenues received by our licensees on sales of products incorporating our platform or on a per unit basis, as specified in the agreements with the licensees. We receive the actual sales data from our customers after the quarter ends and accounts for it as unbilled receivables. When we do not receive actual sales data from the customer prior to the finalization of its financial statements, royalty revenues are recognized based on our estimation of the customer’s sales during the quarter. We may engage a third party to perform royalty audits of our licensees, and if these audits indicate any over- or under-reported royalties, we account for the results when the audits are resolved.

As of end of 2020, Galileo owed us an amount of NIS330,000 as the remainder amount for the establishment fee and NIS7,000 as pro-rated licensing fee, which were recorded as an account receivable.

F.	Going Concern

The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Cash and Cash Equivalents

	As at December 31,
	2021	2020
	Israel Shekels
Bank Mizrahi Current Account No. 684795	16,579	-
Bank Mizrahi Current Account No. 073959	680,040	149,791
Bank Mizrahi Current Account No. 073959 FX	24,411	-
SVB Bank	62,351	-
	783,380	149,791

Note 4 - Receivables and Debit Balances

	As at December 31,
	2021	2020
	Israel Shekels
Prepaid expenses	-	-
Institutions	13,870	-
Related parties	20,695	3,466
Accounts receivables	-	337,000
	34,565	340,466

Note 5 - Fixed Assets

	As at December 31,
	2021			2020
	Cost	Accumulated Depreciation	Depreciated Cost	Depreciated Cost
	Israel Shekels
R&D expenses	1,290,061	1,141,130	148,931	574,651
Computers	74,272	22,470	51,802	6,738
	1,364,333	1,163,600	200,733	581,389

Note 6 - Banking Institutions (short term liabilities)

	As at December 31,
	2021	2020
	Israel Shekels
Bank Mizrahi Current Account 684728	-	7,639
Bank Mizrahi Current Account 73959	-	-
Current maturities of long-term loans	36,547	37,863
	36,547	45,502

Note 7 Payables and Credit Balances

	As at December 31,
	2021	2020
	Israel Shekels
Payable Expenses	280,000	496,000
Down payments from clients	1,453	1,453
Prepaid Revenue	93,000
Government institutions	-	81,867
Related parties	88,322	48,744
Shareholders (1)	1,824,634	1,474,171
	2,287,409	2,102,235

Note 8 - Loans from Banking Corporations and other Credit Providers

	As at December 31,
	2021	2020
	Israel Shekels
Loan from Mizrahi Bank A/c 73959	90,035	125,669
Loan from Mizrahi Bank A/c 684728	-	2,247
Less - current maturities	(36,547)	(37,863)
	53,488	90,053

Note 9 - Share Capital

	December 31, 2020
	Registered	Issued and Paid Up
	Number of Shares

Ordinary shares of ILS 1 each p.v.	1,000	3
Preferred shares of ILS 1 each p.v.

	December 31, 2021
	Registered	Issued and Paid Up
	Number of Shares

Ordinary shares of ILS 1 each p.v.	990,000,000	2,282,124
Preferred shares of ILS 1 each p.v.	10,000,000	10,000,000

On April 12, 2021, the Company issued 1,999,700 Ordinary shares and 10,000,000 Preferred shares for an aggregate purchase price of NIS 119,997 to Menachem Shalom. The purchase amount was not paid in cash but by deducting the amount from the Company's debt owed to Menachem Shalom.

During 2021 the Company raised NIS 857,945 (USD 268,018) from investors through a registration statement filed with the SEC.

Note 10 - Selling, Administrative and General Expenses

	For the Year Ended on December 31,
	2021	2020
	Israel Shekels
Salary	-	-
Advertising	11,794	10,945
Rent	-	820
Management fees (*)	420,001	600,000
Communication	1,705	2,235
Professional services	194,147	51,524
Travel abroad	-	1,552
Maintenance and Electricity	1,997	307
Office expenses	-	-
Refreshments	-	405
Taxes and fees	-	1,511
Travel and parking	1,141	857
Depreciation expenses	7,012	7,325
	637,797	677,481

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2021, except as otherwise disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares do not trade on any other trading market in Israel or in the United States.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are not quoted or listed on a stock exchange.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

 ITEM 10.          ADDITIONAL INFORMATION

A.	SHARE CAPITAL

As of April 28, 2022, our authorized share capital consists of 990,000,000 ordinary shares, par value NIS 0.01 per share, and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share. Currently there are 2,282,124 ordinary shares and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, issued and outstanding, all of which Preferred Shares are owned by Menachem Shalom.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Our board of directors may determine the issue prices and terms for such shares or other securities and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our articles of association. The following description may not contain all of the information that is important to you, and we therefore refer you to our articles of association, a copy of which is filed with the SEC as Exhibit 3.1 to Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on June 29, 2021 and is incorporated herein by reference.

Registration number and purposes of the company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-3933218. Our purpose as set forth in our articles of association is to engage in any lawful act or activity.

The Powers of the Directors

Pursuant to our articles of association and subject to the Companies Law, the determination of the policy of the business of the Company and the supervision on the performance of the General Manager of the Company (who may be a director or non-director and who shall have the authority with respect to the day to day management of the Company in the ordinary course of business, in the framework of, and subject to, the policy, guidelines and instructions of the board of directors from time to time) shall be vested in the board of directors (the “Board”).  The Board may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do and which are not required by law or our articles of association to be done by the Company by action of our shareholders at a General Meeting.

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

 ●         equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

 ●         equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

 ●         equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Under our articles of association, our board of directors shall have up to 11 directors. Pursuant to our articles of association, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, In addition, other than in certain circumstances our articles of association allow our board of directors only to appoint new directors to fill vacancies on the board of directors temporarily up to the maximum number of directors permitted under articles of association. Any director so appointed serves for a term of office equal to the remaining period of the term of office of the director whose office has been vacated (or in the case of any new director, for a term of office according to the class to which such director was assigned upon appointment).

Annual and Special Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as special general meetings.  Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment, termination or the terms of service of our auditors;

•	appointment of external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•
the exercise of our board of director's powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Notices

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 33.3% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the Board may determine in a notice to the Shareholders. If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders entitled to vote, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be entitled to resolve any matters on the agenda of the meeting. unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders present in person or by proxy and holding the number of shares required to call the meeting as described above under "Annual and Special Meetings.”

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder's relative (even if such terms are not extraordinary) and (iii) approval of certain compensation-related matters require the approval described above under "—Board of directors and officers—Compensation committee." Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may require a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Changing Rights Attached to Shares

Our articles of association provide that the Company shall not amend the articles of association  in a manner that adversely affects the rights of a shareholder without obtaining the consent of the majority of the shareholders that are adversely affected by such modification. An amendment that affects all the Shareholders in the same manner is not be deemed to constitute a modification of rights associated with specific shares.  Any amendment affecting the rights of the holders of our preferred shares requires the approval of at least a majority of the preferred shares present and entitled to vote at a meeting called to discuss such amendment.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our Articles that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect. The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Registrar of Companies and the Israeli Securities Authority. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

C.          MATERIAL CONTRACTS.

For a description of the Company’s material contracts not entered into in the ordinary course of business, please refer to “Item 7.B. Related Party Transactions.”

D.          EXCHANGE CONTROLS.

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.          TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate for 2017 was 24%, and in 2018 and thereafter the corporate tax rate is 23% of their taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for "Industrial Companies." We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an "Industrial Company" as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an "Industrial Enterprise" owned by it and located in Israel or in the "Area", in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An "Industrial Enterprise" is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•   amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•   under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•   expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•    The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•    The research and development must be for the promotion of the company; and

•    The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the "2005 Amendment"), as of January 1, 2011 (the "2011 Amendment") and as of January 1, 2017 (the "2017 Amendment"). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits subsequent to the 2005 amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income be derived from exports.

In order to receive the tax benefits, a company must make an investment which meets all of the conditions, including exceeding a minimum entitling investment amount, set forth in the Investment Law. Such investment allows a company to receive "Benefited Enterprise" status, and may be made over a period of no more than three years ending at the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise, referred to as the "Year of Election."

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. In the event that the Company is profitable for tax purposes, such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend (to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) which would have otherwise been applicable, or a lower rate in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents. In addition dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided under any applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The Company has not applied for "Benefited Enterprise" status.

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a "Preferred Enterprise" will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We currently do not intend to implement the 2011 Amendment.

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of "Technology Enterprises," as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a "Preferred Technology Enterprise" and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as "Preferred Technology Income", as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone "A". In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain "Benefitted Intangible Assets" (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation ("NATI").

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a "Special Preferred Technology Enterprise" and will thereby enjoy a reduced corporate tax rate of 6% on "Preferred Technology Income" regardless of the company's geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain "Benefitted Intangible Assets" to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, the amount of Preferred Technology Income that we may have and other benefits that we may receive from the 2017 Amendment.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the "United States Israel Tax Treaty"), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a "Treaty U.S. Resident") is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., resident certificate or other documentation).

Taxation of non-Israeli shareholders on receipt of dividends.    Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise , unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to holding 10% or more from the outstanding voting capital and our gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders' tax liability.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States federal income taxation

United States federal income taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•   banks, financial institutions or insurance companies;

•   real estate investment trusts or regulated investment companies;

•   dealers or brokers;

•   traders that elect to mark-to-market;

•   tax exempt entities or organizations;

•   "individual retirement accounts" and other tax deferred accounts;

•   certain former citizens or long-term residents of the United States;

•   persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•   persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•   persons holding our ordinary shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

•   persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

•   partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities; or

•   holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•   an individual who is a citizen or resident of the United States;

•   a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•   an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•  a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under "—Passive Foreign Investment Company considerations" below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non-corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under "—Passive Foreign Investment Company considerations") with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute "passive category income" for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under "Passive Foreign Investment Company considerations" below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such passive foreign investment company ("PFIC")'s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as "passive income" or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We will not be classified as a controlled foreign corporation (“CFC”) for our 2020 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by "United States shareholders" (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a "publicly traded corporation" for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. The determination is generally made on the basis of a quarterly average. Recently proposed U.S. Treasury regulations provide relief from the application of the aforementioned attribution rules enacted in December 2017 for the purpose of determining a foreign corporation's PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe that we would not be classified as a PFIC in respect of our 2020 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations.

Based on the current and anticipated composition of our income and assets, operations and the value of our assets (including the value of our goodwill, going-concern value or any other unbooked intangibles which may be determined based on the price of the ordinary shares), we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any equity offering. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a "deemed sale" election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your own tax advisor as to the possibility and consequences of making a deemed sale election.

If we are considered a PFIC at any time that you hold ordinary shares, unless (i) we have ceased to be a PFIC and you have previously made the deemed sale election described above or (ii) you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any "excess distribution" (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to prior highest tax rates or the interest charge.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any of our subsidiaries that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC you would be deemed to own.

Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are "marketable." The ordinary shares will be marketable if they are "regularly traded" on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Tax reporting

If you own ordinary shares during any year in which we are a PFIC and you recognize gain on a disposition of such ordinary shares or receive distributions with respect to such ordinary shares, you generally will be required to file an IRS Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election in your particular circumstances.

Backup withholding tax and information reporting requirements

Dividend payments on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. Substantially all of our SEC filings are available to the public at the SEC's website at http://www.sec.gov.

We maintain a corporate website http://www.holdme.co.il. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

H.          SUBSIDIARY INFORMATION

We currently have no subsidiaries.,

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign Currency Exchange Rates

Currently, our revenues from Israeli customers are collected in NIS. Some of our expenses are paid in NIS and some are paid in USD. We face foreign currency rate translation risks when our results are translated to U.S. dollars.

The NIS was relatively stable against the U.S. dollar at approximately NIS3.215 to the US$1.00. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars would adversely affect our revenues.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

 ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

 ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

 ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

 ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the course of auditing our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; (iv) lack of risk assessment in accordance with the requirement of COSO 2013 framework and (v) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

Management Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Menachem Shalom is an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K.

ITEM 16B.          CODE OF ETHICS

We have not formally adopted a code of ethics.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2021	2020
	(NIS in thousands)
Audit Fees	12,960	16,200
Tax Fees and other	-	-
Total	12,960	16,200

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. These fees also include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page 47.

ITEM 19.          EXHIBITS

EXHIBITS INDEX
Exhibit Number	Description

3.1*	Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

8.1**	List of significant subsidiaries and consolidated affiliated entity of the Registrant

10.1*	English translation of Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.2*	English translation of Addendum dated December 27, 2020 to Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.3*	English translation of Management Services Agreement dated December 30, 2017 between Hold Me Ltd. and Menachem Shalom

10.4*	Indemnification Agreement dated April 22, 2021

10.5*	English transaction of Shareholder’s Loan Agreement dated February 1, 2018 between Hold Me Ltd. and Menachem Shalom

12.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

* Previously filed with the Company’s Registration Statement on Form F-1 (Registration No. 333-255462).
**   Filed herewith
*** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLD ME LTD. By: /s/ Menachem Shalom Name: Menachem Shalom Title: Chief Executive Officer

April 28, 2022