Form 20-F
period 2022-12-31
Hold Me Ltd
filed 2023-05-01
CIK 1853630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

30 Golomb Street Ness Ziyona, Israel 7401337 972-50-222-2755
(Address of principal executive offices)

Menachem Shalom, Chief Executive Officer
972.50.2222755 (phone),
m@holdme.co.il,
30 Golomb Street
Ness Ziyona, Israel 7401337

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, par value NIS 0.01 per share.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the registrant had outstanding 2,282,124 Ordinary Shares, par value NIS 0.01 per share, and 10,000,000 shares of preferred stock, par value NIS 0.01 per share.

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

☐ Yes          ☒ No

(Applicable only to Issuers involved in bankruptcy proceedings during the past five years).

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes       ☐ No

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

Our consolidated financial statements for the year ended December 31, 2022 were prepared assuming that we would continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

The report of our independent registered public accounting firm on our audited consolidated financial statements as of December 31, 2022 and 2021 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our recurring losses, cash used in operations and accumulated deficit.

We are solely dependent on one customer. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

As of the date of this annual report, we only have one customer in Israel, Galileo Tech Ltd. (“Galileo”). For the year ended December 31, 2022, this customer accounted for all of our revenues, an aggregate of NIS 108,672, all of our sales for said year.

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

In 2022, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including COVID-19 pandemic, economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

Our ability to maintain a healthy and vibrant digital economy that creates strong network effects among financial institutions, consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•	offer secure and open platforms for all participants and balance the interests of these participants;

•	provide a wide range of high-quality product, service and content offerings to consumers;

•	attract and retain consumers, merchants, brands and retailers of all sizes;

•	provide effective technologies, infrastructure and services that meet the evolving needs of financial institutions, consumers, merchants, brands, retailers and other businesses;

•	secure and trusted digital payment services;

•	address user concerns with respect to data security and privacy measures;

•	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our customers;

•	maintain the quality of our customer service; and

•	continue adapting to the changing demands of the digital payment market.

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

Mr. Menachem Shalom, our principal officer and a member of our board of directors, currently beneficially owns 100% of our outstanding preferred shares and 87.64% of the outstanding ordinary shares. Accordingly, he has a significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without his consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. His interest may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

We cannot assure you that Mr. Shalom will act in the best interests of all of our shareholders given Mr. Shalom’s ability to control the Company. See “Related Party Transactions.”

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

•
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

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since our facility is located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any future armed conflict or political instability in the region could negatively affect business conditions and harm our results of operations.

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

The Israeli government has recently been pursuing legislative changes which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations and institutions, within and outside of Israel, have voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among others, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business in Israel. These risks have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

There has not been an active public market for our ordinary shares, and we cannot assure you that a liquid public market for our shares will ever develop. If an active public market for our shares does not develop, the market price and liquidity of our shares may be materially and adversely affected.

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

If we are successful at developing a market for our shares, the trading price of our shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Israel that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	sales of additional equity securities; and

•	potential litigation or regulatory investigations.

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

Our majority shareholder and principal officer has substantial influence over our company and his interests may not be aligned with the interests of our shareholders.

Menachem Shalom, our majority shareholder and principal officer, currently owns all the total voting power of our outstanding preferred shares and 87.64% of the issued and outstanding ordinary shares. As a result, he maintains substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, SEC reporting, and other expenses that we will not incur as a foreign private issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a small business company, we have limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our financial statements for the years ended December 31, 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We plan to take measures to remedy these material weaknesses. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude in future reports on the effectiveness of our internal control over financial reporting, as it has in the report for the year ending December 31, 2022, that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we cease to be an “emerging growth company”, our additional reporting obligations may place an added strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

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

The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at https://www.sec.gov. The Crone Law Group, P.C. is our agent in the United States and its address is 420 Lexington Avenue, Suite 2446, New York, NY 10170.

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

For the year ended December 31, 2022 and 2021, our revenues were NIS108,672 and NIS98,434, respectively.

Our products

Our current product portfolio consists of a digital wallet platform (used for commercial engagement of brands with their end-customers) and a digital banking service that can be used for innovation and development purposes by financial institutions. For the year ended December 31, 2022 and 2021, the digital payment services generated NIS108,672 and NIS98,434, respectively. We did not generate any digital banking services revenues.

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

•
API gateway for external and internal systems including a ready-to-use set of PCI-DSS certified banking APIs for user and account management, transactions and payments, credit cards, loans, and more, through a single integration point

•	Business logic layer for banking products

•	Hosted and managed database

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

Use Cases

The Platform is a secure, cloud-native, and highly scalable digital innovation platform for innovation-driven legacy banks. Use cases may include:

•	Building a fully-customizable white-label developer portal to invite, manage, and service developers

•	Running fintech programs, competitions, and hackathons

•	Launching secure and purposeful POCs with the fintech industry

•	Possessing a production environment built for the new serverless era

•	Shortening time-to-market: from inception to the launch of new digital products and services

•	Migrating existing bank products and services to the Innovatn.io micro-services-based architecture

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

For the years ended December 31, 2022 and December 31, 2021, we served one customer in Israel. For the year ended December 31, 2022, this customer accounted for 100% of our revenues. For the year ended December 31, 2021, this customer accounted for 96% of our revenues and approximately 4% of our revenues were derived from other non-substantial sales.

On December 5, 2019, we entered into an Agreement for Operation and Sale of Digital Wallets, which was amended by an Addendum to Sales Agreement on December 27, 2020, with Galileo Tech Ltd.

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

During 2022 Galileo did not paid us, although we have an outstanding invoice for NIS 175,500. As of December 31, 2022, the total balance owed to us from Galileo is NIS 212,151.

Non-Bank Lending License

On November, 2021, we were issued a limited license from the Israeli Authority regulating Capital Markets, Insurance and Savings to operate as a non-banking lender in Israel. This license enables us to lend up to NIS 25,000,000 as a non-bank. To date we have not utilized this license.

Our Suppliers

Our only relationship with vendors are with ongoing service providers for legal, bookkeeping and accounting services and for management services from our main shareholder.

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

Comparison of Results of Operations for the financial years ended December 31, 2022 and 2021

The following table shows information taken from our consolidated statements of profit and loss for the years ended December 31, 2022 and December 31, 2021:

		For the Year Ended December 31,
		2022	2021
	Notes	New Israeli Shekels
Revenue		108,671	98,434
Cost of projects		158,895	459,670
Gross deficit		(50,224)	(361,236)
Selling, administrative and general expenses		(603,867)	(637,797)
Operating deficit		(654,091)	(999,033)
Financing expenses, net		(63,412)	(55,812)
Loss for the year after financing		(717,503)	(1,054,845)
Other income (expenses)		5,613	-
Net Loss		(711,890)	(1,054,845)
Loss from previous years		(2,519,583)	(1,464,738)
Deficit balance		(3,231,473)	(2,519,583)

Basic and diluted loss per ordinary share		NIS (0.31)	NIS (0.7)

Weighted-average number of ordinary shares outstanding: Basic and Diluted		2,282,124	1,499,410

Revenues

Revenues were NIS 108,671 for the year ended December 31, 2022, an increase of NIS 10,238, or approximately 10.4%, as compared to NIS 98,434 for the year ended December 31, 2021.

The increase in revenues was attributed primarily to the increase in the annual licensing fee from Galileo. During 2022 we recognize NIS 108,672 as licensing fee revenues. In 2021 we recognized NIS 98,434 as licensing fee.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2022 of NIS 158,895 primarily consists of all direct and indirect software development expenses paid to service providers, contractors and freelancers. Our cost of revenues decreased by NIS300,775 from NIS 459,670 in fiscal year 2021. The decrease in our cost of revenue was a result of decreased operational costs.

Tabular Disclosure of Contractual Obligations

As of December 31, 2022, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations(1)	53,737	37,403	16,334		—
Debt to Shareholder(2)	1,779,161	1,779,161
Debt to Related Parties(3)	780,924	780,924

Total	2,613,822	2,597,488	16,334

(1) Amount specified represents payments due to Bank Mizrachi, which is due and payable in May 2024.

(2) Amounts specified represent payments due to affiliated parties of Mr. Shalom.

(3) Amount specified represents payments due to Mr. Shalom, our principal executive officer, pursuant to the management agreement.

Gross Deficit

Our negative gross deficit in fiscal year 2022 of NIS 50,224 decreased by NIS 311,012 from our negative gross deficit in fiscal year 2021 of NIS 361,236. The decrease was due to an increase in revenues (which was attributed primarily to the increase in the annual licensing fee from Galileo) and decreased operational costs .

General and administrative expenses

General and administrative expenses decreased by NIS 33,930, or approximately 5.32%, from NIS 603,867 in fiscal year end 2022 to NIS 637,797 of expenses in fiscal year end 2021. The change was primarily due to lower administrative costs.

Research and development expenses

We do not have research and developments expenses itemized as specific line items as they are included in the cost of revenues.

Net income

As a result of the foregoing, our net income decreased from a loss of NIS 711,890 in fiscal year 2022 to a loss of NIS 1,054,845 in fiscal year 2021.

B.	LIQUIDITY AND CAPITAL RESOURCES

As reflected in our financial statements, we had a cash balance of NIS 451,784, liabilities of NIS 2,765,025 and a net total stockholders’ equity of NIS (2,058,949) as of December 31, 2022.

As of December 31, 2022, we borrowed a total of NIS 53,797 from a bank in Israel. The outstanding principal amount, plus accrued and unpaid interest, is due May 24, 2024. We are currently paying approximately NIS 3,300 a month to the bank.

Management estimates that in order to continue operations we will need $90,000 for the next 12 months of operations. Using currently available capital resources, which consist of, we cannot continue operations, unless we raise money from our existing shareholder or from other resources.

We currently have no material commitments for capital expenditures. Accordingly, if we are not successful at raising additional funds, there is no assurance that we will have sufficient cash to remain in business. Even if we are successful at raising additional funds in the short term, we may be required to raise additional funds, particularly if we are unable to continue generating positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In addition, our company may, from time to time, receive continued funding and capital resources from related parties. However, as of the date of this annual report, such related parties do not have any existing obligation to advance funds or working capital to support our business, nor can our company rely on any advance funds from such related parties. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2023. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, we have no current arrangements to issue any securities. Also, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

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

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2021 and 2022:

	For the Year Ended December 31,
	2022	2021

Cash flows from operating activities:

Net loss	(711,890)	(1,054,845)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	150,235	432,731
Decrease (Increase) in Customers	(212,151)	1,832
Decrease (Increase) in other accounts receivable and prepaid expenses	12,992	288,728
Increase in Creditors	(2,862)	5,043
Increase in accrued expenses and other accounts payable	412,176	185,174
Total Adjustments	360,390	913,508

Net cash provided by (used in) operating activities	(351,500)	(141,337)

Cash flows from investing activities:

Sells (Purchase) of property and equipment	47,103	(52,075)

Net cash provided by (used in) investing activities	47,103	(52,075)

Cash flows from financing activities:

Cash for issuance of shares	-	872,521
Short Term Credit from Bank, net	10,071	(8,955)
Repayment of Long-Term Loans and Liabilities	(37,270)	(36,565)

Net cash provided by (used in) financing activities	(27,199)	827,001

Increase (Decrease) in cash and cash equivalents	(331,596)	633,589
Cash and cash equivalents at the beginning of the period	783,380	149,791

Cash and cash equivalents at the end of the period	451,784	783,380

Cash flows from operating activities

The operating activity has provided a negative net cash amount of NIS 351,500.

Cash flows from investing activities

NIS 47,103 was provided from the Company investing activity.

Cash flows from financing activities

NIS 27,199 was used by the Company financing activity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company conducted development efforts to the extent needed to develop its mobile wallet platform and other products developed. The Company owns no patents.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2022:

Name	Age	Position

Menachem Shalom	48	Chief Executive Officer, Chief Financial Officer and Director
Gad Zohar	57	Director
Igal Chemerinsky	52	Director

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

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	COMPENSATION

Set forth below is the compensation paid during the fiscal year ended December 31, 2022 for our sole executive officer.

Name	2022 Compensation

Menachem Shalom	NIS 420,000

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of April 24, 2023.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class(2)

Ordinary Shares	Menachem Shalom	2,000,000(1)(2)	87.64%
	Gad Zohar*	-	-%
	Igal Chemerinsky*	-	-%

Total of All Current Officers and Directors (3 persons):		2,000,000(1)	87.64%

(1)
Includes 2,000,000 ordinary shares and 10,000,000 preferred shares owned by Mr. Shalom. The amount reflected does not include the 10,000,000 preferred shares which are also owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.

(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,424 ordinary shares outstanding as of April 24, 2023.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class(2)

Ordinary Shares	Menachem Shalom	2,000,000(1)	87.64%

(1)	Includes 2,000,000 ordinary shares. Does not include the 10,000,000 preferred shares owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.

(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

B.	RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

See “Management Services Agreement” under “Compensation” for the terms of Mr. Shalom’s management services agreement with the Company.

The Company has purchased computer equipment and sold it to Billio Ltd (a sister company) for the cost paid.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying the balance sheets of Hold Me Ltd. (“the Company”) as of December 31, 2022 and the related statements of operations, changes in stockholders’ deficit and cash flows, for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, as of December 31, 2022, the Company suffered losses from operations in all years since inception, except for the year ended December 31, 2022. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern- Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company raised substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time. The financial statements for the years under audit have been prepared to assume that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have identified the Going Concern as a critical audit matter because of the significant estimates and assumptions made by management. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the Company’s assessment of Going Concern. See the explanatory paragraph of the opinion paragraph.

How the Critical Audit Matter Was Addressed in the Audit
(i) We evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time. (ii) We obtained information about management’s plans that are intended to mitigate the effect of such conditions or events, and assess the likelihood that such plans can be effectively implemented. (iii) We added an explanatory paragraph to the audit report.

/s/ Elkana Amitai CPA

We have served as the Company's auditor since 2023.

Mitzpe Netofa, Israel

May 1, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hold Me Ltd. as of December 31, 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

/S/ BF Borgers CPA PC (PCAOB ID 5041)
We served as the Company's auditor from 2021 to 2022
Lakewood, CO
April 27, 2022

49a

Hold Me Ltd

Balance Sheet

		As at December 31
		2022	2021
	Notes	New Israeli Shekels
Current Assets
Cash and Cash Equivalents	3	451,784	783,380
Short term Investments		3,030	17,173
Customers		212,151	-
Receivables and Debit Balances	4	35,716	34,565
Total Current Assets		702,681	835,118
Fixed Assets	5	3,395	200,733
Intangible Assets		-	-
Total Assets		706,076	1,035,851

Current Liabilities
Credit from Banking Corporations	6	46,618	36,547
Suppliers and Service Providers		2,604	5,466
Payables and Credit Balances	7	2,699,585	2,287,409
Total Current Liabilities		2,748,807	2,329,422
Long-Term Liabilities
Loans from Banking Corporations and other Credit Providers	8	16,218	53,488
Shareholders' Equity
Preferred stock, NIS 0.01 par value
10,000,000 shares authorized, issued and outstanding as of December 31, 2022 and 2021.	9	100,000	100,000
Common stock, NIS 0.01 par value
990,000,000 share authorized; 2,282,124 issued and outstanding shares as of December 31, 2022 and 2021.	9	22,821	22,821
Additional paid-in capital		1,049,703	1,049,703
Deficit Balance		(3,231,473)	(2,519,583)
Total Shareholders' Equity (Deficit)		(2,058,949)	(1,347,059)
Total Liabilities and shareholders' equity (Deficit)		706,076	1,035,851

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Profit and Loss

		For the Year Ended December 31,
		2022	2021
	Notes	New Israeli Shekels
Revenue		108,671	98,434
Cost of projects		158,895	459,670
Gross deficit		(50,224)	(361,236)
Selling, administrative and general expenses	10	(603,867)	(637,797)
Operating deficit		(654,091)	(999,033)
Financing expenses, net		(63,412)	(55,812)
Loss for the year after financing		(717,503)	(1,054,845)
Other income (expenses)		5,613	-
Net Loss		(711,890)	(1,054,845)

Basic and diluted loss per ordinary share		NIS (0.31)	NIS (0.7)

Weighted-average number of ordinary shares outstanding: Basic and Diluted		2,282,124	1,499,410

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Changes in Shareholders' Equity

	Number of Issued shared	Ordinary shares	Additional Paid-in Capital		Accumulated Deficit	Total Shareholders' Equity

Balance at January 1, 2021	300	3	300,000		(1,464,738)	(1,164,735)
Issuance of Shares and Premium	282,124	122,818	749,703	*	-	872,521
Total comprehensive loss	-	-	-		(1,054,845)	(1,054,845)
Balance at December 31, 2021	282,424	122,821	1,049,703		(2,519,583)	(1,347,059)

Balance at January 1, 2022	282,424	122,821	1,049,703		(2,519,583)	(1,347,059)
Total comprehensive loss	-	-	-		(711,890)	(711,890)
Balance at December 31, 2022	282,424	122,821	1,049,703		(3,231,473)	(2,058,949)

* Amount is net of issuance costs of NIS 105,421

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Cash Flows

	For the Year Ended December 31,
	2022	2021

Cash flows from operating activities:

Net loss	(711,890)	(1,054,845)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	150,235	432,731
Decrease (Increase) in Customers	(212,151)	1,832
Decrease (Increase) in other accounts receivable and prepaid expenses	12,992	288,728
Increase in Creditors	(2,862)	5,043
Increase in accrued expenses and other accounts payable	412,176	185,174
Total Adjustments	360,390	913,508

Net cash provided by (used in) operating activities	(351,500)	(141,337)

Cash flows from investing activities:

Sells (Purchase) of property and equipment	47,103	(52,075)

Net cash provided by (used in) investing activities	47,103	(52,075)

Cash flows from financing activities:

Cash for issuance of shares	-	872,521
Short Term Credit from Bank, net	10,071	(8,955)
Repayment of Long-Term Loans and Liabilities	(37,270)	(36,565)

Net cash provided by (used in) financing activities	(27,199)	827,001

Increase (Decrease) in cash and cash equivalents	(331,596)	633,589
Cash and cash equivalents at the beginning of the period	783,380	149,791

Cash and cash equivalents at the end of the period	451,784	783,380

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Notes to Financial Statements

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
Annual depreciation rates are as follows:

%
Office furniture and equipment	6 – 15
Vehicles	15
Computers	33

D.	Use of Estimates in Preparing the Financial Statements

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

- Level 1:	Quoted prices in active markets for identical instruments;
- Level 2:	Other significant observable inputs (including quoted prices in active markets for similar instruments);
- Level 3:	Significant unobservable inputs (including assumptions in determining the fair value of certain investments).

The carrying values for cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, and deferred revenue approximate their fair value due to their short maturities.

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

As of end of 2022, Galileo owed us an amount of NIS 212,151 as pro-rated licensing fee, which were recorded as an account receivable.

G.	Going Concern

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

Note 3 - Cash and Cash Equivalents

	As at December 31,
	2022	2021
	Israel Shekels
Bank Mizrahi Current Account No. 684795	-	16,579
Bank Mizrahi Current Account No. 073959	422,579	680,040
Bank Mizrahi Current Account No. 073959 FX	18,668	24,411
SVB Bank	10,537	62,351
	451,784	783,380

Note 4 - Receivables and Debit Balances

	As at December 31,
	2022	2021
	Israel Shekels
Prepaid expenses	-	-
Institutions	35,716	13,870
Related parties		20,695
Accounts receivables	-	-
	35,716	34,565

Note 5 - Fixed Assets

	As at December 31,
	2022			2021
	Cost	Accumulated Depreciation	Depreciated Cost	Depreciated Cost
	Israel Shekels
R&D expenses	1,290,061	1,289,724	337	148,931
Computers	27,169	24,111	3,058	51,802
	1,317,230	1,313,835	3,395	200,733

Note 6 - Banking Institutions (short term liabilities)

	As at December 31,
	2022	2021
	Israel Shekels
Bank Mizrahi Current Account 684728	9,039	-
Current maturities of long-term loans	37,579	36,547
	46,618	36,547

Note 7 - Payables and Credit Balances

	As at December 31,
	2022	2021
	Israel Shekels
Payable Expenses	-	280,000
Down payments from clients	-	1,453
Prepaid Revenue	139,500	93,000
Related parties	1,779,161	88,322
Shareholders (1)	780,924	1,824,634
	2,699,585	2,287,409

Note 8 - Loans from Banking Corporations and other Credit Providers

	As at December 31,
	2022	2021
	Israel Shekels
Loan from Mizrahi Bank A/c 73959	53,797	90,035
Less - current maturities	(37,579)	(36,547)
	16,218	53,488

Note 9 - Share Capital

	December 31, 2021 & 2022
	Registered	Issued and Paid Up
	Number of Shares

Ordinary shares of ILS 0.01 each p.v.	990,000,000	2,282,124
Preferred shares of ILS 0.01 each p.v.	10,000,000	10,000,000

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

Each Preferred Share shall be convertible into one hundred (100) Ordinary Shares (the “Conversion Ratio”) upon the election of the holder of such Preferred Shares.

The Preferred Shares shall not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings.

Each Preferred Share in the Company’s capital shall be entitled to receive upon distribution, and in preference to the Ordinary Shares of the Company, (i) dividends in excess of the general dividends issued to all shareholders including holders of Ordinary Shares, and/or (ii) amounts paid in a distribution of the Company’s surplus assets on winding up, in an amount equal to the original issue price for such Preferred Shares as set forth in the Company’s share registrar (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of the Company’s Preferred Shares of each specific class of Preferred Shares issued and outstanding at such time, without having regard to any premium paid or discount thereon, and all subject to the provisions hereof.

Furthermore, and after payment of the Preferred Shares’ dividend preferences or liquidation preferences as aforesaid, each Preferred Share in the Company’s capital shall be entitled to receive upon distribution, (i) a general dividend issued to all Shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of the Company’s surplus assets on winding up, all pro rata to the number of the Company’s Shares (Ordinary Shares and Preferred Shares) issued and outstanding at such time, without having regard to any premium paid thereon or discount, and all subject to the provisions hereof.

Note 10 - Selling, Administrative and General Expenses

	For the Year Ended on December 31,
	2022	2021
	Israel Shekels
Salary	-	-
Advertising	-	11,794
Rent	-	-
Management fees (*)	420,000	420,001
Communication	1,746	1,705
Professional services	176,615	194,147
Travel abroad	-	-
Maintenance and Electricity	808	1,997
Office expenses	-	-
Refreshments	-	-
Taxes and fees	2,715	-
Travel and parking	342	1,141
Depreciation expenses	1,641	7,012
	603,867	637,797

Note 11 - Related Parties transactions

The following related partied transactions has occurred:

•	Payment of management fees to Menachem Shalom – a controlling shareholder and director of the company. Menachem is entitled to receive NIS 35,000 per month.

•	Amounts received and paid to Tamarindi Ltd and Billio Ltd – to offset previous year balances.

•	The sale of computer equipment to Billio Ltd – for cost – in the amount of NIS 67,212, plus VAT.

•	As of December 31st 2022

o	The Company owes Menachem Shalom NIS 780,924.

o	The Company owes Billio Ltd NIS 1,199,433.

o	The Company owes Tamarindi Ltd NIS 579,726.

Note 12 - Income Taxes

The provision/benefit for income taxes for the year ended December 31, 2022 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to changes in the valuation allowance to fully reserve net deferred tax assets.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

	December 31,	December 31,
	2022	2021
	NIS	NIS
Deferred tax assets:
Pre-tax profit/(loss) as reported	(3,231,473)	(2,519,583)
Israeli statutory tax rate	23%	23%
Expected tax expense (benefit)	743,239	579,504
Total deferred tax assets	743,239	579,504
Less: Valuation allowance	(743,239)	(579,504)
Net deferred tax assets	-	-

The Company has provided a valuation allowance against the full amount of the deferred tax asset due to management’s uncertainty about its realization. As of December 31, 2022, the Company had approximately NIS 3,231,473 in tax loss carryforwards that can be utilized in future periods to reduce taxable income.

Note 13 - Subsequent Events

In accordance with ASC 855-10, Company management reviewed all material events through the date of this report and determined that there are no additional material subsequent events to report.

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2022, except as otherwise disclosed in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

See “C – Markets” below.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares trade on the Pink Markets under the symbol “HMELF”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.	SHARE CAPITAL

As of April 24, 2023, our authorized share capital consists of 990,000,000 ordinary shares, par value NIS 0.01 per share, and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share. Currently there are 2,282,424 ordinary shares and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, issued and outstanding, all of which Preferred Shares are owned by Menachem Shalom.

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

We will not be classified as a controlled foreign corporation (“CFC”) for our 2022 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by "United States shareholders" (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a "publicly traded corporation" for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. The determination is generally made on the basis of a quarterly average. Recently proposed U.S. Treasury regulations provide relief from the application of the aforementioned attribution rules enacted in December 2017 for the purpose of determining a foreign corporation's PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe that we would not be classified as a PFIC in respect of our 2020 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations.

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

Recently, due to inflation, changes in interest rate and the political situation ion Israel The NIS was relatively not stable against the U.S. dollar at approximately NIS3.65 to the US$1.00. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars would adversely affect our revenues.

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

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the course of auditing our consolidated financial statements for the years ended December 31, 2022 and 2021, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16B.          CODE OF ETHICS

We have not formally adopted a code of ethics.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2022	2021
	(in US Dollars)
Audit Fees	$11,000	$12,960
Tax Fees and other	0	0

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

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page 49.

ITEM 19.          EXHIBITS INDEX

Exhibit Number	Description

3.1*	Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

8.1**	List of significant subsidiaries and consolidated affiliated entity of the Registrant

10.1*	English translation of Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.2*	English translation of Addendum dated December 27, 2020 to Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.3*	English translation of Management Services Agreement dated December 30, 2017 between Hold Me Ltd. and Menachem Shalom

10.4*	Indemnification Agreement dated April 22, 2021

10.5*	English transaction of Shareholder’s Loan Agreement dated February 1, 2018 between Hold Me Ltd. and Menachem Shalom

12.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

* Previously filed with the Company’s Registration Statement on Form F-1 (Registration No. 333-255462).

** Previously filed with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2023

*** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLD ME LTD.

By:	/s/ Menachem Shalom
Name: Menachem Shalom
Title: Chief Executive Officer

May 1, 2023