Form 20-F
period 2023-12-31
Hold Me Ltd
filed 2024-05-15
CIK 1853630

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

Commission file number: 333-255462

Hold Me Ltd.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

30 Golomb Street
Ness Ziyona, Israel 7401337
972-50-222-2755

(Address of principal executive offices)

Menachem Shalom, 972.50.2222755 (phone),info@holdme.co.il, Ness Ziyona, Israel 7401337

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the registrant had outstanding 2,282,124 Ordinary Shares, par value NIS 0.01 per share, and 10,000,000 shares of preferred stock, par value NIS 0.01 per share.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

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

i

INTRODUCTION

We define certain terms used in this annual report as follows:

“API” means Application Programming Interface, a computing interface that defines interactions between multiple software intermediaries.

“APP” means an Application, especially as downloaded by a user to a mobile device.

“Companies Law” means the Israeli Companies Law, 5759-1999.

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

“VAT” means Value Added Tax.

Unless the context provides otherwise, “we,” “us,” “our company,” “our,” the “Company” and “Hold Me” is to Hold Me Ltd., an Israel company.

Presentation of Financial and Share Information

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in New Israeli Shekel.

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

ii

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

The Company has not generated significant revenues, has suffered recurring losses from operations, has incurred negative cash flows from operating activities and is dependent on external sources for financing its operations. As of December 31, 2023, the Company has an accumulated deficit of 3,034,241 NIS and a stockholders’ deficiency of 1,191,792 NIS. consolidated financial statements for the year ended December 31, 2023 were prepared assuming that we would continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

The report of our independent registered public accounting firm on our audited consolidated financial statements as of December 31, 2023 and 2022 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our recurring losses, cash used in operations and accumulated deficit.

We currently do not have any customers for our digital payments business. If we fail to acquire customers, our business, financial condition and results of operations may be materially and adversely affected.

Our previous sole customer, Galileo Tech Ltd. (“Galileo”), is currently in financial difficulties. Following the licensing agreement with Galileo they have notified us they discontinue the agreement with us. For the year ended December 31, 2023, we generated USD 250,000 for a consulting project for a new customer. Although we are in discussions with potential customers with respect to additional revenue generating projects, there is no assurance that they will result in revenues for us.

If the market for digital payments does not continue to grow, our business will be adversely affected.

The market for digital payments may not continue to grow. Continued growth of this market will depend, in large part, upon:

●	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

●	the continued adoption of “cloud” infrastructure by organizations;

●	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

●	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

●	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

●	continued access to mobile API’s, APPs and application stores with Apple, Google and Microsoft, etc.;

●	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

●	general economic conditions in the markets in which we, our customers and our suppliers operate.

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

Our products depend on certain third-party technology, and we purchase component parts that are used in our products from third-party suppliers, some of whom may compete with us. For example, we developed our products via a software company situated in India. Our reliance on a single or limited number of vendors involves several risks, including:

●	potential shortages of some key personnel or talented developers;

●	developers performance shortfalls, if traceable to particular persons since the developers of our software cannot readily be replaced;

●	discontinuation of service and talent-pool on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, quality and costs.

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

We face an inherent risk of liability claims or complaints from our customers. We intend to take our customers’ complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

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

We are an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion,

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

If we commence operations to extend credit to consumers and businesses, there are numerous Israeli laws and regulations specifically affecting non-bank lenders. These requirements relate to, among other things:

●	Minimum shareholder equity;

●	Annual and periodic reporting;

●	Limitations on marketing and solicitation of customers;

●	Prohibition on misleading or fraudulent communications with our current or prospective customers;

●	Prohibition on false or misleading advertisements and solicitations;

●	Prohibition on linking the Company’s credit products with its other products; and

●	Prohibition on extending credit to minors and other consumer-protection limitations.

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

Risks relating to legal uncertainty and doing business in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect our operations and limit our ability to manage and market our products, which would lead to a decrease in revenues.

Because our offices and our operations are conducted in Israel and all members of our board of directors and management are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and other hostile non-state actors. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Furthermore, hostilities along Israel’s northern border with Hezbollah located in Lebanon have accelerated, and this clash may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

It is possible that other terrorist organizations will join the hostilities as well, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Our facilities are not only within the range of rockets from the Gaza Strip, but also within the range of rockets that can be fired from Lebanon, Syria or elsewhere in the Middle East. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to deliver products to customers in a timely manner to meet our contractual obligations with customers and vendors could be materially and adversely affected.

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

In addition, popular uprisings in various countries in the Middle East and North Africa have affected the political stability of those countries. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. Moreover, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be additional military reserve duty call-ups in the future in connection with this conflict or otherwise. Some of our employees, consultants and employees of the manufacturer of our products, are required to perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by such call-ups.

Our sales may be adversely affected by boycotts of Israel.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

We are subject to material risks related to foreign currency exchange rate fluctuations.

Currently, our revenues from Israeli customers are collected in NIS. Most of our customers are based outside of Israeli and they pay us mostly in USD and EUR. Some of our overhead expenses are paid in NIS and some are paid in USD and EUR. Cost of row materials purchased and used by us is paid in NIS, USD and EUR. We face foreign currency rate translation risks when our results are translated to U.S. dollars or to Euros.

The exchange rate between NIS and USD, and between NIS and EUR, has recently experience fluctuations as a result of political and economic developments in both Israel and internationally. As of December 31, 2023, the NIS was approximately 3.624 to the US$1.00 and approximately 4.00 to the EUR after having been stronger over a period of several years, which has materially and adversely affected our revenues in NIS. There can be no assurance that such exchange rate will stabilize in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars and/or the Euro would adversely affect our revenues.

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

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of civil liabilities.”

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our articles of association divide our directors into three classes, each of which is elected once every three years;

●	our articles of association generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of at least 65% of the total voting power of our shareholders;

●	our articles of association do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders and any amendment to such provision requires the approval of at least 65% of the total voting power of our shareholders; and

●	our articles of association provide that director vacancies may be filled by our board of directors.

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

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law—2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations and financial condition.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, SEC reporting, and other expenses that we will not incur as a foreign private issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a small business company, we have limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2022 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We plan to take measures to remedy these material weaknesses. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude in future reports on the effectiveness of our internal control over financial reporting, as it has in the report for the year ending December 31, 2023, that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we cease to be an “emerging growth company”, our additional reporting obligations may place an added strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Subject to applicable law and our articles of association, our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. Payment of dividends may also be subject to Israeli withholding taxes. See “Taxation and government programs” for more information.

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

At 2021 we have received a basic (limited) non-banking credit license allowing it to provide credit in Israel

At September 2023 we have signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd – an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000 (approximately USD 32,900). The purchase is subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. That permit was granted By the Israeli Authority for Capital Markets, Insurance and Savings on March 31 2024 and the acquisition has closed.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at https://www.sec.gov. The Crone Law Group, P.C. is our agent in the United States and its address is 420 Lexington Avenue, Suite 2446, New York, NY 10170.

B.	BUSINESS OVERVIEW

Our Platform

We started the research and development for the Platform in 2018 and offered its first commercial application in 2019. Due to inability to commercialize our Platform, our sole Customer – Galileo – has discontinued the licensed agreement with us and as a result we had no revenues generated from the Platform during the year of 2023.

Our Revenue Model

For the year ended December 31, 2023, we generated 927,000 NIS as a result of consulting fees from a new customer. We were engaged to conduct a market analysis of the lending market in Israel. For the year ended December 31, 2022, we generated NIS 174,884 revenues primarily through license fees from our sole customer, Galileo. The amount of the license fee was determined by the range and type of API services offered and consumed on our platform and by the usage volume of our customer on our API software – meaning number of end-users and transactions (API-calls) triggered on our platform. We are currently not owed any money from Galileo. During 2023 we have provided two loans to two businesses in Israel.

Our products

Due to inability to commercialize our software platform through the license agreement with Galileo, we have discontinued our software business. For the year ended December 31, 2023 and 2022, the digital payment services generated no revenues and NIS175,884, respectively. We have never generated revenues from digital banking services.

Our customer

We anticipate that our future customers may include small businesses in Israel. We currently have two business customers we have provided loans to.

For the years ended December 31, 2023, we had no revenues from the Platform or any of our other products. For the year ended December 31, 2022, our sole customer accounted for 96% of our revenues and approximately 4% of our revenues were derived from other non-substantial sales.

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

In accordance with the terms of our agreement with Galileo, the licensing fee included an one-time establishment fee of approximately NIS800,000 (including the annual licensing fee for the first year of the agreement) and an annual licensing fee of NIS 100,000 for the second and third years (2021 and 2022), and NIS 150,000 per additional year commencing December 5, 2020. In addition, Hold Me is also entitled to 12% of all income generated by Galileo from using or sub-licensing the Company’s products licensed to Galileo.

Galileo was also given the right to use our technology for clearing payments between various digital wallets and the businesses registers in Israel. For such right we are to receive 10% of all gross profits generated by Galileo from their customers.

Galileo is entitled to market and commercialize in Israel the applications developed by Hold Me and to make changes and/or additions as it deems fit. For this right we were paid NIS100,000 and are entitled to 10% of all gross profits.

Pursuant to the terms of the agreement, we are obligated to fix or repair the failures and/or inadequacies, but not those developed or changed by Galileo.

The agreement does not provide for a term. Each party has the right to terminate the agreement if the other party in breach fails to cure a breach within 30 days or conducts illegal activities or violates the laws.

As a result of Galileo not paying us the full NIS 800,000 owed to us for the year ended December 31, 2020 in accordance with the terms of the Agreement, we signed an Addendum with Galileo on December 27, 2020. According to the Addendum, Galileo undertook to pay us (1) NIS120,000 by December 31, 2020 (which was fully paid); (2) NIS150,000 by January 31, 2021 (which was fully paid) and (3) in exchange for NIS180,000 owed, Galileo issued us 128,571 shares of Galileo. In addition, the payment of the NIS100,000 annual registration fee was postponed until June 2021, when it was fully paid.

The shares we received in Galileo were assigned to Mr. Shalom, our sole officer and a member of our board of directors, in consideration for the reduction in the debt owed to him. See “Related Party Transactions”.

Due to inability to commercialize the platform, Galileo has discontinued our license agreement with them.

Non-Bank Lending License

On November, 2021, we were issued a limited license from the Israeli Authority regulating Capital Markets, Insurance and Savings to operate as a non-banking lender in Israel. This license enables us to lend up to NIS 25,000,000 as a non-bank.

At September 2023 we have signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd – an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000 (approximately USD 32,900). The purchase is subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. That permit was granted by the Israeli Authority for Capital Markets, Insurance and Savings on March 31 2024 and the acquisition closed.

For the year ended December 31, 2023, the Company issued two separate revolving credit notes, one to an Israeli company and the other to an Israeli resident. The revolving credit facilities grant the borrowers the ability to borrow up to $500,000 from the Company upon 3 business days advance notice. The outstanding principal balance and all accrued interest is due December 31, 2024. The borrowers agreed to certain covenants, including not incurring additional debt in excess of $100,000, no change in control or the officers of the borrower, no sale of assets or investments.

As of December 31 2023 and as of the date of this report, the principal amount of these two credit lines, actually withdrawn by the borrowers is NIS 550,000 (approximately USD 151,640).

Our Suppliers

Our only relationship with vendors are with service providers for our corporate needs.

Intellectual Property

We do not have any intellectual property protection on our source code or any other aspect of the Platform.

Marketing and Competition

The Company does not currently have the resources to market its services.

Leading Competitors

There are many companies, both large and small, which are our competitors in the credit industry.

Competitive Challenges and Advantages

Given the extremely fast changes that occur in the overall technology world, including in the payment and software sectors, management does not believe that the Platform has any competitive advantage.

Development and Expansion Strategy

The key components of our development and expansion strategy over the next two-to-five years are as follows:

●	ongoing continues development of the company’s products.

●	marketing and sales efforts of the company’s products to potential customers.

●	licensing or buying of additional technology, software or products that may increase the attractiveness or the price of the company’s products.

●	the Company will be looking to form commercial partnerships with software distributors and integrators – to expand its market reach and sales.

●	once substantial sales are achieved, the company is looking to expand its product offering by developing, acquiring or licensing additional products relevant for its customer-base.

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

Data protection

We hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of our Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the new Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Privacy Law, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

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

United States

A number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection could affect us. For example, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which entered into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. Additionally, some other states have passed proactive, rather than reactive, information security legislation. These state laws require that certain minimum protections and security measures be taken to protect personal data. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.

Europe

European legislators adopted the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC). We are defined as a “Data Controller” with respect to the personal data of our users that we collect and are therefore subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell our users how we may use their personal data, increased controls on profiling users, increased rights for users to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR).

The European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC) obliges the EU member states to introduce certain national laws regulating privacy or data protection in the electronic communications sector. Pursuant to the requirements of the ePrivacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information, both in accordance with the more stringent requirements under the GDPR. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will soon be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents and on bundled consents thereby requiring users to affirmatively consent for a given purpose through separate tick boxes. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulation draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

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

Comparison of Results of Operations for the financial years ended December 31, 2023 and 2022

The following table shows information taken from our consolidated statements of profit and loss for the years ended December 31, 2023 and December 31, 2022:

	For the Year Ended December 31,
	2023	2022
	NIS
Revenue	927,000	108,671
Cost of projects	(213,344)	(158,895)
Gross profit (loss)	713,656	(50,224)
Selling, administrative and general expenses	(432,088)	(603,867)
Operating Profit (Loss)	281,568	(654,091)
Financing expenses, net	(84,337)	(63,412)
Profit (Loss) for the year after financing	197,231	(717,503)
Other income	-	5,613
Net Profit (Loss)	197,231	(711,890)

Basic earnings (loss) per ordinary share	0.02	(0.31)
Diluted earnings (loss) per ordinary share	-	-

Weighted-average number of ordinary shares outstanding:
Basic	2,282,124	2,282,124
Diluted	1,002,282,124	2,282,124

Revenues

Revenues were NIS 927,000 for the year ended December 31, 2023, an increase of NIS 818,329, or approximately 753%%, as compared to NIS 108,671 for the year ended December 31, 2022.

The increase in revenues was attributed primarily to the consulting fees generated from a new client During 2023 we recognized no revenue from licensing fees.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2023 was NIS 213,344, as compared to our cost of revenues for the year ended December 31, 2022 of NIS 158,895, which primarily consisted of all direct and indirect software development expenses paid to service providers, contractors and freelancers. The increase in our cost of revenue was a result that for the year ended December 31, 2023 our CEO has spent time on generating the revenues and we incurred no similar costs for the year ended December 31, 2022.

Tabular Disclosure of Contractual Obligations

As of December 31, 2023, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations(1)	16,360	16,360			-
Debt to Shareholder(2)	1,217,768	1,217,768
Debt to Related Parties(3)	1,489,342	1,489,342

Total	2,723,470	2,723,470

(1)	Owed to Bank Mizrachi
(2)	Owed to Menachem Shalom, CEO and controlling shareholder.
(3)	Owed to entities owned by Menachem Shalom, CEO and controlling shareholder

Accumulated Deficit

Our accumulated deficit in fiscal year 2023 of NIS3,034,242 decreased by NIS197,231 from our negative accumulated deficit in fiscal year 2022 of NIS 3,231,473. The decrease was due to a profit in 2023.

General and administrative expenses

General and administrative expenses decreased by NIS 171,779, or approximately 28.44%, from NIS 603,867 in fiscal year end 2022 to NIS 432,088 of expenses in fiscal year end 2023. The change was primarily due to allocating part of the expenses to direct cost.

Research and development expenses

We do not have research and developments expenses itemized as specific line items as they are included in the cost of revenues.

Net income

As a result of the foregoing, our net income increased from a loss of NIS 711,890 in fiscal year 2022 to a net profit of NIS 197,231 in fiscal year 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

As reflected in our financial statements, we had a cash balance of NIS 135,832, liabilities of NIS 826,959 and a net total stockholders’ deficit of NIS 1,861,718 as of December 31, 2023.

As of December 31, 2023, we borrowed a total of NIS 16,360 from a bank in Israel. The outstanding principal amount, plus accrued and unpaid interest, is due May 24, 2024. We are currently paying NIS 3,322 a month to the bank.

Management estimates that in order to continue operations we will need $90,000 for the next 12 months of operations. Using currently available capital resources, which consist of, we cannot continue operations, unless we raise money from our existing shareholder or from other resources.

We currently have no material commitments for capital expenditures. Accordingly, if we are not successful at raising additional funds, there is no assurance that we will have sufficient cash to remain in business. Even if we are successful at raising additional funds in the short term, we may be required to raise additional funds, particularly if we are unable to continue generating positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In addition, our company may, from time to time, receive continued funding and capital resources from related parties. However, as of the date of this annual report, such related parties do not have any existing obligation to advance funds or working capital to support our business, nor can our company rely on any advance funds from such related parties. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2024. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, we have no current arrangements to issue any securities. Also, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

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

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2023 and 2022:

Statements of Cash Flows

	For the Year Ended December 31,
	2023	2022
	NIS
Cash flows from operating activities:
Net Profit (loss)	197,231	(711,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,976	150,235
Financing expenses, net	79,492
Decrease (Increase) in trade and other account receivable	63,907	(199,159)
Increase (decrease) in Trade payables	11,901	(2,862)
Increase (decrease) in other account payables	532,437	412,176
Net cash provided by (used in) operating activities	886,944	(351,500)

Cash flows from investing activities:
Sells (Purchase) of property and equipment	-	47,103
Advances in account of investments in shares	(205,000)	-
Increase (decrease) in Loans Granted	(595,000)	-
Net cash provided by (used in) investing activities	(800,000)	47,103

Cash flows from financing activities:
short term loan from related parties and shareholders’ loan	(347,109)	-
Change in Loans from banking institutions	(46,214)	(27,199)
Net cash provided by (used in) financing activities	(393,323)	(27,199)

Foreign Exchange effect on cash and cash equivalent	(9,573)
Increase (Decrease) in cash and cash equivalents	(315,952)	(331,596)
Cash and cash equivalents at the beginning of the period	451,784	783,380
Cash and cash equivalents at the end of the period	135,832	451,784

Cash flows from operating activities

The operating activity has provided a t net cash amount of NIS 886,944.

Cash flows used in investing activities

NIS 800,000 was used in the Company investing activity.

Cash flows used in financing activities

NIS 393,323 was used in financing activity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct any research or development efforts in the year ended December 31, 2023. The Company owns no patents.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2023:

Name	Age	Position
Menachem Shalom	49	Chief Executive Officer, Chief Financial Officer and Director
Gad Zohar	58	Director
Igal Chemerinsky	53	Director

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

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	COMPENSATION

Set forth below is the compensation paid during the fiscal year ended December 31, 2023 for our sole executive officer.

Name	2023 Compensation
Menachem Shalom	NIS 420,000

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

Approval of related party transactions under Israeli law

Fiduciary duties of directors and officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, executive Vice President, vice President, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Executive officers and directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

Disclosure of personal interests of an office holder and approval of certain transactions

The Companies Law requires that an office holder promptly disclose no later than the first Board Meeting in which such transaction is discussed, to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is not for the benefit of the company may not be approved by the board of directors.

In addition to any approval required by the articles of association, approval first by the company’s audit committee and subsequently by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well, is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above under “—Compensation of directors and executive officers.”

Shareholder duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power pursuant to the provisions of a company’s articles of association, to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract adjusted according to the circumstances, and taking into account the status within the company of such shareholder, will also apply in the event of a breach of the duty of fairness.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of May 10, 2024.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000	(1)(2)	87.64%
	Gad Zohar*	-		-%
	Igal Chemerinsky*	-		-%

Total of All Current Officers and Directors (3 persons):		2,000,000	(1)	87.64%

(1)	Includes 2,000,000 ordinary shares and 10,000,000 preferred shares owned by Mr. Shalom. The amount reflected does not include the 10,000,000 preferred shares which are also owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.
(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

*	Beneficially owns less than one percent of the class

Share Incentive Plan

We currently do not have any stock incentive plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,424 ordinary shares outstanding as of May 10, 2024.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000	(1)	87.64%

(1)	Includes 2,000,000 ordinary shares. Does not include the 10,000,000 preferred shares owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.
(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

B.	RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

See “Management Services Agreement” under “Compensation” for the terms of Mr. Shalom’s management services agreement with the Company.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Hold Me Ltd. (“the Company”) as of December 31, 2023, the related statements of comprehensive income (loss), changes in stockholders’ deficit and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in shareholders’ deficit and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements are presented on a going-concern basis. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, has a stockholders’ deficiency and a working capital deficiency. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding to these matters are also described in Note 1. The financial statements do not include any adjustments for the values of assets and liabilities and their classification that may be necessary in the event that the Company is no longer able to continue its operations as a going concern.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2024.

/s/ Barzily and Co. CPA’s
BARZILY AND CO., CPA’s
Jerusalem, Israel
May 15, 2024

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

Going Concern

The accompanying financial statements are presented on a going-concern basis. As discussed in Note 2 to the financial statements, as of December 31, 2022, the Company suffered losses from operations in all years since inception, except for the year ended December 31, 2022. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Mitzpe Netofa, Israel

May 1, 2023

Hold Me Ltd

Balance Sheets

		As at December 31
		2023	2022
	Notes	New Israeli Shekels (“NIS”)
Current Assets
Cash and Cash Equivalents	3	135,832	451,784
Short term Investments		3,030	3,030
Trade and Other Account Receivables	4	44,460	247,867
Loans Granted	5	551,463	-
Total Current Assets		734,785	702,681

Intangible Assets and Fixed Assets	6	1,419	3,395
Investment and advances in account of Investment	7	205,000	-
Long Term Loans Granted	5	47,752	-
Total non-current assets		254,171	3,395
Total Assets		988,956	706,076

Current Liabilities
Short term loans from Banking Institutions	8	16,622	46,618
Trade payables		14,505	2,604
Other accounts payables (Including related parties, See Note 15)	9	2,819,547	2,699,585
Total Current Liabilities		2,850,674	2,748,807

Long-Term Liabilities
Loans from Banking Institutions	10	-	16,218

Shareholders’ Deficit
Convertible preferred stock, NIS 0.01 par value 10,000,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022.	11	100,000	100,000
Common stock, NIS 0.01 par value 990,000,000 share authorized; 2,282,124 issued and outstanding shares as of December 31, 2023 and 2022.	11	22,821	22,821
Additional paid-in capital		1,049,703	1,049,703
Accumulated Deficit		(3,034,242)	(3,231,473)
Total Shareholders’ Deficit		(1,861,718)	(2,058,949)
Total Liabilities and Shareholders’ Deficit		988,956	706,076

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Comprehensive Income (Loss)

		For the Year Ended December 31,
		2023	2022
	Notes	NIS
Revenues	12	927,000	108,671
Cost of revenues	15(1)	(213,344)	(158,895)
Gross profit (loss)		713,656	(50,224)
Selling, administrative and general expenses (Including to related parties, See Note 15)	13	(432,088)	(603,867)
Operating Profit (Loss)		281,568	(654,091)
Financial expenses, net (Including to related parties, See Note 15)	14	(84,337)	(63,412)
Income (Loss) for the year after financing		197,231	(717,503)
Other income		-	5,613
Net Income (Loss)		197,231	(711,890)

Basic earnings (loss) per ordinary share		0.02	(0.31)
Diluted earnings (loss) per ordinary share		-	-

Weighted-average number of ordinary shares outstanding:
Basic		2,282,124	2,282,124
Diluted		1,002,282,124	2,282,124

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Changes in Shareholders’ Deficit

	NIS
	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total
	Number*	Amount	Number*	Amount	Capital	Deficit	Deficiency
Balance as of January 1, 2022	10,000,000	100,000	2,282,124	22,821	1,049,703	(2,519,583)	(1,347,059)
Total comprehensive loss	-	-	-	-	-	(711,890)	(711,890)
Balance at December 31, 2022	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,231,473)	(2,058,949)
Total comprehensive income	-	-	-	-	-	197,231	197,231
Balance as of December 31, 2023	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,034,242)	(1,861,718)

*)	The Numbers of Preferred Stock and Common Stock as of December 31, 2022 and January 1, 2022, had been re-adjusted.

See Accompanying Notes to Financial Statements.

Hold Me Ltd

Statements of Cash Flows

	For the Year Ended December 31,
	2023	2022
	NIS
Cash flows from operating activities:
Net income (loss)	197,231	(711,890)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,976	150,235
Financing expenses, net	79,492	-
Decrease (Increase) in trade and other account receivable	63,907	(199,159)
Increase (decrease) in Trade payables	11,901	(2,862)
Increase (decrease) in other account payables	532,437	412,176
Net cash provided by (used in) operating activities	886,944	(351,500)

Cash flows from investing activities:
Proceeds from sales of property and equipment	-	47,103
Investment and advances in account of investment	(205,000)	-
Loans granted	(595,000)	-
Net cash provided by (used in) investing activities	(800,000)	47,103

Cash flows from financing activities:
Short term loans from related parties and shareholders’	(347,109)	-
Repayment of Loans from banking institutions	(46,214)	(37,270)
Short Term Credit from banking institutions	-	10,071
Net cash provided by (used in) financing activities	(393,323)	(27,199)

Foreign Exchange effect on cash and cash equivalent	(9,573)	-
Decrease in cash and cash equivalents	(315,952)	(331,596)
Cash and cash equivalents at the beginning of the year	451,784	783,380
Cash and cash equivalents at the end of the year	135,832	451,784

See Accompanying Notes to Financial Statements.

Hold Me Ltd.

Notes to Financial Statements

Note 1 - General

A.

Hold me Ltd. (“The Company”) was incorporated under the laws of the state of Israel and commenced operations as a private company in January 2007, under Companies Registrar number 513933218.

From 2021, The Company’s common stock is traded on the OTC Markets, OTCQB tier, under the symbol “HMELF”.

B.	The Company developed a software-based platform that enables its customers to enhance their brand and loyalty plans with digital payments and reward programs through the creation and offering of branded mobile applications (the “Development”). The Development was done with a collaboration with a third-party service provider Galileo Tech Ltd. During 2023 the collaboration with Galileo had been terminated. See also Note 4.

C.	On October 7th, 2023, “Iron Swords” war broke out in Israel (“The war”). As a result, the scope of economic and business activity in the country decreased. The war may have a material adverse effect on the Company and its ability to effectively conduct its operations.

D.	Strategic Developments:

On November, 2021 the Company was issued a limited license from the Israeli Authority regulating Capital Markets, Insurance and Savings to operate as a non-banking lender in Israel. This license enables the Company to lend up to NIS 25,000,000 as a non-bank. To date the Company has not utilized this license. The Company is currently in negotiations with third parties to utilize this license, but no assurance can be given with respect to the outcome of these negotiations.

E.	Going Concern:

The financial statements are presented on a going-concern basis. The Company has suffered recurring losses from operations, and is dependent upon external sources for financing its operations. As of December 31, 2023, the Company has an accumulated deficit of NIS 3,034,242, a stockholders’ deficiency of NIS 1,861,718, and a working capital deficiency in the amount of NIS 2,115,889. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its activities on commercially reasonable terms or at all. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of its operations.

The financial statements do not include any adjustments for the values of assets and liabilities and their classification that may be necessary in the event that the Company is no longer able to continue its operations as a “going concern”.

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies, consistently applied in the preparation of the financial statements, are as follows:

A.	Financial Statements Reporting Basis

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and are expressed in New Israeli Shekel (“NIS”) based on historical values, and provide no information on changes in the general purchasing power of the Israeli currency on the business results.

This report is are filed as part of Form 20-F. Since the Company was incorporated in Israel and is considered a Foreign Issuer and as such is allowed to file the statement and the financial reports in its home country currency, New Israeli Shekel (NIS).

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

Annual depreciation rates are as follows:

%
Office furniture and equipment	6 – 15
Computers	33

D.	Use of Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. These assumptions and estimates could have a material effect on our consolidated financial statements. Actual results may differ materially from those estimates. We review our estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause us to revise these estimates.

E.	Fair value of financial instruments

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

F.	Foreign Currency Translation

The functional currency of the Company is the U.S. dollar, which is the currency of the primary economic environment in which it operates. monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of monetary balance sheet items are carried as financing income or expenses.

G.	Income Tax

The Company accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes” (“ASC 740”), using the liability method whereby deferred tax assets and liability are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company accounts for uncertain tax provisions in accordance with ASC 740. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

H.	Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of business or market conditions.

The Company accounts for revenue under the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The guidance provides a unified model to determine how revenue is recognized. Revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

The Company determined revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

The Company entered into contracts that can include various combinations of products and services, as detailed below, which are generally capable of being distinct and accounted for as separate performance obligations.

The Company generate our revenues from (1) licensing intellectual properties, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues and (3) other revenues, which include revenues from support, training and sale of development systems and chips. We license our assets IP to other companies who can then resell, develop or market otherwise in variety of business models.

The Company account for license revenues and related services, which provide the Company’s customers with rights to use the Company’s platform. In accordance with ASC 606, The Company recognize revenue from platform license at the time of delivery when the customer accepts control of the platform.

I.	Investments in Shares

The Company accounts for an equity security without a readily determinable fair value at cost less impairment (if any) plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company did not record an impairment on such investment during the year ended December 31, 2023.

J.	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share” which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator). Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and Convertible preferred stock, using the if-converted method: In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excluded all dilutive potential common shares if their effect is anti-dilutive. For 2022, the convertible preferred shares were not included as the Company incurred a loss.

K.	Concentrations of credit risks

The financial instruments include cash, accounts receivable, accounts payable, accrued expenses and loans. Balances in various cash accounts may at times exceed insured limits. We have not experienced any losses in such accounts. Cash and cash equivalents are invested in major banks in Israel and United States. Generally, these deposits may be redeemed upon demand and therefore, management believes there is minimal risk, management believes the carrying values of the financial instruments approximate their fair values because they are short term in nature or payable on demand. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

L.	Recent Accounting Pronouncements

Effective January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326),” referred to herein as ASU 2016-13, which significantly changes how entities will account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. ASU 2016-13 replaced the existing incurred loss model with an expected credit loss model that requires entities to estimate an expected lifetime credit loss on most financial assets and certain other instruments. Under ASU 2016-13 credit impairment is recognized as an allowance for credit losses, rather than as a direct write-down of the amortized cost basis of a financial asset. The impairment allowance is a valuation account deducted from the amortized cost basis of financial assets to present the net amount expected to be collected on the financial asset. Once the new pronouncement is adopted by the Company, the allowance for credit losses must be adjusted for management’s current estimate at each reporting date. The new guidance provides no threshold for recognition of impairment allowance. Therefore, entities must also measure expected credit losses on assets that have a low risk of loss. For instance, trade receivables that are either current or not yet due may not require an allowance reserve under current generally accepted accounting principles, but under the new standard, the Company will have to estimate an allowance for expected credit losses on trade receivables under ASU 2016-13. The Company determined the adoption of this new accounting guidance and the effect on its financial statements throughout the period until implementation, and have no impact on the financial statement.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 - Cash and Cash Equivalents

	As at December 31,
	2023	2022
	New Israeli Shekels
NIS	15,730	422,579
USD	120,102	29,205
	135,832	451,784

Note 4 - Trade and Other Accounts Receivables

	As at December 31,
	2023	2022
	New Israeli Shekels
Trade receivables*)	17,457	212,151
Governmental Institutions	24,327	35,716
Other accounts receivables	2,676	-
	44,460	247,867

*)	During 2023, the Company’s previous sole customer, Galileo, notified the Company of the discontinuity of the licensing agreement between the parties.

Note 5 - Loans Granted

1.	During 2023, the Company entered into a loan agreement with Amir Adibi, under which Amir Adibi borrowed from the Company an amount of NIS 45,000. The loan bears an annual interest rate of 9%. The loan maturity date is until April 2025.

2.	During 2023, the Company entered into a loan agreement with Anna Shochat (“Anna”), an Israeli citizen, under which Anna will borrow up to 500,000 US dollars (NIS 1,813,500). The loan carries an annual interest rate of 6%. The loan maturity date is until December 31, 2024. As of December 31, 2023, Anna borrowed from the Company a total amount of NIS 400,000. No securities were received for this loan.

3.	During 2023, the Company entered into a loan agreement with Integrity Group Pension Insurance Agency (“Integrity”), an Israeli company number 516687860, under which Integrity will borrow an amount of up to 500,000 US dollars (NIS 1,813,500). The loan carries an annual interest rate of 6%. The loan maturity date is until December 31, 2024. As of December 31, 2023, Integrity borrowed from the Company a total amount of NIS 150,000. No securities were received for this loan.

Note 6 - Intangible Assets and Fixed Assets

	As at December 31,
	2023			2022
	Cost	Accumulated Depreciation	Depreciated Cost	Depreciated Cost
	New Israeli Shekels
R&D expenses	1,290,061	1,290,061	-	337
Computers	27,169	25,750	1,419	3,058
	1,317,230	1,315,811	1,419	3,395

Note 7 - Investment and advances in account of Investment

1.	During August 2023, The Company, has signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd, an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000. The purchase was subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. Such permit is needed to be granted by the Israeli Authority for Capital Markets, Insurance and Savings (“the condition”). NIS 40,000 were to be transferred upon the execution of the agreement and the rest were transferred to an escrow account and to be released to the Seller once the condition is satisfied. Subsequent to the reporting period, the condition was satisfied in April 2024, the purchase was completed and the shares were transferred.

2.	On June 2023, the company entered into a loan agreement with related parties, Mea Testing Systems Ltd (“Mea”) and it's parent company, Motomova Inc. (“Motomova”), in which the Company loaned Mea an amount of NIS 80,000 which bears an annual interest rate as defined in the loan agreement. On December 28, 2023, the original agreement was cancelled and the full amount was converted into 2,162,162 common shares of Motomova, $0.01 par value. The investment was recorded at cost as such security did not have a readily determinable fair value.

Note 8 - Short term loans from banking institutions

	As at December 31,
	2023	2022
	New Israeli Shekels
Overdraft	2,730	9,039
Current maturities from long term loans	13,892	37,579
	16,622	46,618

Note 9 - Other Accounts Payables

	As at December 31,
	2023	2022
	New Israeli Shekels
Accounts payables and accrued expenses (Including NIS 420,000 to a shareholder)	532,437	-
Prepaid Revenue	-	139,500
Credit balances to related parties (see Note 15)	1,489,342	1,779,161
Shareholders (see Note 15)	797,768	780,924
	2,819,547	2,699,585

Note 10 - Loans from Banking Corporations

	As at December 31,
	2023	2022
	New Israeli Shekels
Loan from Mizrahi Bank A/c 73959	13,892	53,797
Less - current maturities	(13,892)	(37,579)
	-	16,218

Note 11 - Share Capital

	December 31, 2023 and 2022
	Registered	Issued and Outstanding
	Number of Shares
Ordinary shares of ILS 0.01 par value each	990,000,000	2,282,124
Preferred shares of ILS 0.01 par value each	10,000,000	10,000,000

On April 12, 2021, the Company issued 1,999,700 Ordinary shares and 10,000,000 Preferred shares for an aggregate purchase price of NIS19,997 to Menachem Shalom. The purchase amount was not paid in cash but by deducting the amount from the Company’s debt owed to Menachem Shalom.

During 2021 the Company raised NIS 857,945 from investors through a registration statement filed with the SEC.

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

Note 12 - Revenues

	For the Year Ended on December 31,
	2023	2022
	New Israeli Shekels
Revenues *)	927,000	108,671

*)

For the year ended December 31, 2023, the Company’s revenues derived from consulting services rendered from operations. For the year ended December 31, 2022, the Company’s revenues mainly derived from digital wallets licensing.

Note 13 - Selling, Administrative and General Expenses

	For the Year Ended on December 31,
	2023	2022
	New Israeli Shekels
Management fees (see also Note 15(1))	210,000	420,000
Communication	-	1,746
Professional services	200,636	176,615
Maintenance and electricity	-	808
Office expenses	15,729	-
Other expenses	3,747	-
Taxes and fees	-	2,715
Travel and parking	-	342
Depreciation expenses	1,976	1,641
	432,088	603,867

Note 14 - Financial Expenses, net

	For the Year Ended December 31,
	2023	2022
	New Israeli Shekels
Interest expenses to related parties	74,134	48,525
Interest income from loans granted	(4,215)	-
Foreign exchange differences	9,573	(5,387)
Others and banks fees	4,845	20,274
Total	84,337	63,412

Note 15 - Related Parties Transactions

The following related partied transactions has occurred:

1)	During 2023 and 2022, Payment of management fees to Menachem Shalom – a controlling shareholder and director of the Company. Menachem is entitled to receive NIS 35,000 plus VAT per month. For the year ended December 31, 2023 the expenses were recognized 50% in the cost of revenues and 50% in the selling, administrative and general expenses.

2)	For the year ended December 31, 2022, the sale of computer equipment to Billio Ltd in the total amount of NIS 67,212, plus VAT.

As of December 31, 2022:

a.	The Company owes Menachem Shalom NIS 780,924.

b.	The Company owes Billio Ltd NIS 1,199,433.

c.	The Company owes Tamarindi Ltd NIS 579,726.

As of December 31, 2023:

a.	The Company owes Menachem Shalom NIS 1,217,768. A total interest expense was accrued for the year ended December 31, 2023 in the amount of NIS 25,976. The loan only bears linkage differences.

b.	The Company owes Billio Ltd NIS 1,234,830. A total interest expense was accrued for the year ended December 31, 2023 in the amount of NIS 34,702. The loan bears an annual interest rate of 2.9%.

c.	The Company owes Tamarindi Ltd NIS 254,512. A total interest expense was accrued for the year ended December 31, 2023 in the amount of NIS 13,456. The loan bears an annual interest rate of 2.9%.

d.	Amir Adibi owes the Company NIS 45,000. A total interest income was accrued for the year ended December 31, 2023 in the amount of NIS 2,752.

Note 16 - Income Taxes

A.	The Company has received final tax assessments for income tax until 2018.

B.

There was no provision for current income taxes for both of the years ended December 31, 2023 and 2022. The Company incurred a taxable loss in 2022 and used in net operating loss carryforward to reduce its taxable income to $0 in 2023.

C.	The provision/benefit for income taxes for the year ended December 31, 2023 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to changes in the valuation allowance to fully reserve net deferred tax assets.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

	December 31,
	2023	2022
	NIS	NIS
Deferred tax assets:
Net operating loss carryforward	(2,993,551)	(3,231,473)
Israeli statutory tax rate	23%	23%
Expected tax benefit	688,517	743,239
Total deferred tax assets	688,517	743,239
Less: Valuation allowance	(688,517)	(743,239)
Net deferred tax assets	-	-

The Company has provided a valuation allowance against the full amount of the deferred tax asset due to management’s uncertainty about its realization. As of December 31, 2023, the Company had NIS 2,993,551 in tax loss carry forwards that can be utilized in future periods to reduce taxable income. The carryforward loss does not expire.

Note 17 - Subsequent Events

In accordance with ASC 855-10, Company management reviewed all material events through the date of the filing of this report and determined that there are no additional material subsequent events to report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

See “C – Markets” below.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares trade on the Pink Markets under the symbol “HMELF”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

As of May10, 2024, our authorized share capital consists of 990,000,000 ordinary shares, par value NIS 0.01 per share, and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share. Currently there are 2,282,424 ordinary shares and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, issued and outstanding, all of which Preferred Shares are owned by Menachem Shalom.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment, termination or the terms of service of our auditors;

●	appointment of external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Quorum

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 33.3% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the Board may determine in a notice to the Shareholders. If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders entitled to vote, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be entitled to resolve any matters on the agenda of the meeting. unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders present in person or by proxy and holding the number of shares required to call the meeting as described above under “Annual and Special Meetings.”

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) approval of certain compensation-related matters require the approval described above under “—Board of directors and officers—Compensation committee.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may require a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

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

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits subsequent to the 2005 amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

In order to receive the tax benefits, a company must make an investment which meets all of the conditions, including exceeding a minimum entitling investment amount, set forth in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise, referred to as the “Year of Election.”

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

The Company has not applied for “Benefited Enterprise” status.

Tax benefits under the 2011 amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations–0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

New tax benefits under the 2017 amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

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

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company

(whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Benefited Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to holding 10% or more from the outstanding voting capital and our gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

United States federal income taxation

United States federal income taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts or regulated investment companies;

●	dealers or brokers;

●	traders that elect to mark-to-market;

●	tax exempt entities or organizations;

●	“individual retirement accounts” and other tax deferred accounts;

●	certain former citizens or long-term residents of the United States;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

●	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

●	partnerships or other pass through entities and persons holding the ordinary shares through partnerships or other pass through entities; or

●	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

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

Distributions

Subject to the discussion under “—Passive Foreign Investment Company considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you. If you are a non-corporate U.S. Holder you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “—Passive Foreign Investment Company considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your U.S. federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion under “Passive Foreign Investment Company considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such passive foreign investment company (“PFIC”)’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We will not be classified as a controlled foreign corporation (“CFC”) for our 2020 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by “United States shareholders” (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a “publicly traded corporation” for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. The determination is generally made on the basis of a quarterly average. Recently proposed U.S. Treasury regulations provide relief from the application of the aforementioned attribution rules enacted in December 2017 for the purpose of determining a foreign corporation’s PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe that we would not be classified as a PFIC in respect of our 2020 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations.

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

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a “deemed sale” election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your own tax advisor as to the possibility and consequences of making a deemed sale election.

If we are considered a PFIC at any time that you hold ordinary shares, unless (i) we have ceased to be a PFIC and you have previously made the deemed sale election described above or (ii) you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to prior highest tax rates or the interest charge.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any of our subsidiaries that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC you would be deemed to own.

Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit.

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

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file annual reports with the SEC on Form 20-F containing financial statements audited by an independent accounting firm. Substantially all of our SEC filings are available to the public at the SEC’s website at http://www.sec.gov.

We no longer maintain a corporate website

I.	SUBSIDIARY INFORMATION

We currently have no subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign Currency Exchange Rates

Currently, our revenues from Israeli customers are collected in NIS. Some of our expenses are paid in NIS and some are paid in USD. We face foreign currency rate translation risks when our results are translated to U.S. dollars.

The NIS was relatively stable against the U.S. dollar at approximately NIS 3.627 to the US$1.00. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars would adversely affect our revenues.

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

Disclosure Controls and Procedures

In the course of auditing our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. We did not take any of the foregoing measures during the year ended December 31, 2023.

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

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Menachem Shalom is an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K.

ITEM 16B.	CODE OF ETHICS

We have not formally adopted a code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2022	2023
	(USD)
Audit Fees	11,000	23,500
Tax Fees and other
Total	11,000	23,500

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS INDEX

Exhibit Number	Description
3.1*	Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

8.1**	List of significant subsidiaries and consolidated affiliated entity of the Registrant

10.1*	English translation of Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.2*	English translation of Addendum dated December 27, 2020 to Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.3*	English translation of Management Services Agreement dated December 30, 2017 between Hold Me Ltd. and Menachem Shalom

10.4*	Indemnification Agreement dated April 22, 2021

10.5*	English transaction of Shareholder’s Loan Agreement dated February 1, 2018 between Hold Me Ltd. and Menachem Shalom

10.6	Agreement dated September 2023 between Yonatan Shachar and Hold Me Ltd.

10.7	Form of Revolving Credit Line

12.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*	Previously filed with the Company’s Registration Statement on Form F-1 (Registration No. 333-255462).
**	Previously filed with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2023
***	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLD ME LTD.

By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

May 15, 2024