Form 20-F
period 2024-12-31
Hold Me Ltd
filed 2025-05-08
CIK 1853630

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the registrant had outstanding 2,282,124 Ordinary Shares, par value NIS 0.01 per share, and 10,000,000 shares of preferred stock, par value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The Company has not generated significant revenues, has suffered recurring losses from operations, has incurred negative cash flows from operating activities and is dependent on external sources for financing its operations. As of December 31, 2024, the Company has an accumulated deficit of 3,792,458 NIS and a stockholders’ deficiency of 2,619,934 NIS. consolidated financial statements for the year ended December 31, 2024 were prepared assuming that we would continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

The report of our independent registered public accounting firm on our audited consolidated financial statements as of December 31, 2024 and 2023 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our recurring losses, cash used in operations and accumulated deficit.

We currently do not have any customers for our digital payments business. If we fail to acquire customers, our business, financial condition and results of operations may be materially and adversely affected.

Our previous sole customer, Galileo Tech Ltd. (“Galileo”), discontinued the licensing agreement with us. For the year ended December 31, 2024, we did not generate any revenues from Galileo. Although we are in discussions with potential customers with respect to additional revenue generating projects, there is no assurance that they will result in revenues for us.

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

In 2022, global and regional economies around the world and financial markets remained volatile as a result of a Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected.

We may not be able to successfully compete, which could adversely affect our business and results of operations.

The digital payment market profoundly shifted in the post-Covid-19 pandemic context. The crisis has affected the way people think about payments and financial services, with the use of cash declining and the rise of contactless encouraged by many countries. All the actors are being impacted by this move towards a cashless society, including retailers, merchants, consumers, governments, financial institutions, and service providers.

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

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

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

Our Chief Executive Officer may face competing demands on his time and attention.

Our Chief Executive Officer, Menachem Shalom, plans to devote time to our business, but does not intend to focus exclusively on us. Mr. Shalom also serves in the same capacity for other companies, including Nukkleus Inc., a Nasdaq listed company, as well as Kochav Defense Acquisition Corp., Star 26 Capital Inc. and Motomova Inc. He may divide his time among these entities and us. Because our Chief Executive Officer manages other businesses, he will not fully dedicate himself to advancing our business, financial condition, or operational results.

Our Chief Executive Officer may engage in activities that compete with us.

No agreement requires our Chief Executive Officer to direct all suitable opportunities to us. Our Chief Executive Officer’s involvement with other ventures, including Nukkleus Inc., Kochav Defense Acquisition Corp. and Star 26 Capital Inc., illustrates that he may steer his time, effort, and resources elsewhere. If our Chief Executive Officer pursues other opportunities, especially those involving Nukkleus or its affiliates, that could compete with our interests, we may lose out on profitable transactions, which could hurt our business, financial condition and results of operations.

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

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be additional military reserve duty call-ups in the future in connection with this conflict or otherwise. Some of our consultants and employees of the manufacturer of our products, and if we have employees, they are required to perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by such call-ups.

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

Menachem Shalom, our majority shareholder and principal officer, currently owns all the total voting power of our outstanding preferred shares and __% of the issued and outstanding ordinary shares. As a result, he maintains substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Sales of substantial amounts of our shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may now or in the future be sold in the public market. There are 2,282,124 ordinary shares outstanding, of which 282,124]are freely tradeable without any restrictions. In addition, there are 10,000,000 preferred shares outstanding, all owned by Mr. Shalom, which are convertible into an aggregate of up to 1,000,000,000 of our ordinary shares at the option of the holder and may be resold as restricted shares in the future or be registered for resale without restriction. We cannot predict what effect, if any, market sales of securities held by Mr. Shalom or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

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

As a small business company, we have limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

At 2021 we have received a basic (limited) non-banking credit license allowing it to provide credit in Israel

At September 2023 we have signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd – an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000 (approximately USD 32,900). The purchase is subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. That permit was granted by the Israeli Authority for Capital Markets, Insurance and Savings on March 31 2024 and the acquisition has closed. On the date of acquisition, there were no assets or liabilities in the subsidiary’s books and the entire purchase amount was attributed to the license. The license is valid until December 31, 2025.

During 2024 we generated revenue from a consulting project, which generated 55,845 NIS in consulting fees.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at https://www.sec.gov.

B.	BUSINESS OVERVIEW

Our Platform

We started the research and development for the Platform in 2018 and offered its first commercial application in 2019. Due to inability to commercialize our Platform, our sole Customer – Galileo – has discontinued the licensed agreement with us and as a result we had no revenues generated from the Platform during the year of 2023 and 2024.

Our Revenue Model

For the year ended December 31, 2024, we generated 55,845 NIS from consulting fees. For the year ended December 31, 2023, we generated 927,000 NIS as a result of consulting fees. We were engaged to conduct a market analysis of the lending market in Israel. During 2023 we have provided two loans to two businesses in Israel.

Our products

Due to inability to commercialize our software platform through the license agreement with Galileo, we have discontinued our software business. For the year ended December 31, 2024 and 2023, the digital payment services generated no revenues. We have never generated revenues from digital banking services.

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

For the year ended December 31, 2023, the Company issued two separate revolving credit notes, one to an Israeli company and the other to an Israeli resident. The revolving credit facilities grant the borrowers the ability to borrow up to $500,000 from the Company upon 3 business days advance notice. The outstanding principal balance and all accrued interest is due December 31, 2024. The borrowers agreed to certain covenants, including not incurring additional debt in excess of $100,000, no change in control or the officers of the borrower, no sale of assets or investments. Prior to making any loans, the borrower is to grant a lien to the Company on its assets. After the balance sheet date, the loan was repaid in full.

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

Other than S.Y. Calimero Entrepreneurship Ltd, a company established in Israel which is wholly owned by the Company, the Company currently has no subsidiaries and is not part of a group of companies.

D.	PROPERTY, PLANT AND EQUIPMENT

From May 1, 2024 through December 31, 2024, we rented an office in Petach Tikva, Israel for which we paid NIS 10,000 per month. We had a tenant which paid us NIS 3,500 per month for space it subleased from us. We currently have an office in the house of Menachem Shalom, our sole officer and a member of our board of directors. We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

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

Comparison of Results of Operations for the financial years ended December 31, 2024 and 2023

The following table shows information taken from our consolidated statements of profit and loss for the years ended December 31, 2024 and December 31, 2023:

	For the Year Ended December 31,
	2024	2023
	NIS
Revenues	55,845	927,000
Cost of revenues	-	(213,344
Gross profit	55,845	713,656
Selling, administrative and general expenses	(739,681)	(432,088
Operating Profit (Loss)	(683,836)	281,568
Financial expenses, net	(94,380)	(84,337
Income (Loss) for the year after financing	(778,216)	197,231
Other income	20,000	-
Net Income (Loss)	(758,216)	197,231

Basic earnings (loss) per ordinary share	(0.33)	0.02
Diluted (loss) per ordinary share	(0.33)	*

Weighted-average number of ordinary shares outstanding:
Basic	2,282,124	2,282,124
Diluted	2,282,124	1,002,282,124

Revenues

Revenues were NIS 55,845 for the year ended December 31, 2024 as compared to revenues of NIS 927,000 for the year ended December 31, 2023, reflecting a decrease of NIS 871,155, or approximately 94%. The decrease in the revenue was as a result of our collaboration with Galileo being terminated.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2024 was NIS 0. For the year ended December 31, 2023, cost of revenues was NIS 213,344. The decrease in our cost of revenue was as a result of our collaboration with Galileo being terminated.

Tabular Disclosure of Contractual Obligations

As of December 31, 2024, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	0	0	-	-	-

Debt to Related Parties(1)	2,346,048	2,346,048

Total	2,346,048	2,346,048

(1)	The amount reflects payments owed to Menachem Shalom and related parties.

Gross Deficit

Our negative gross deficit in fiscal year 2024 increased from our negative gross deficit in fiscal year of 2023 of NIS3,034,241 to NIS 3,792,458.

General and administrative expenses

General and administrative expenses increased by NIS 307,593 or approximately 71%, from NIS 432,088 of expenses in fiscal year end 2023 to NIS 739,681 of expenses. These expenses comprised of management fee and professional services and rent and office expenses. The increase was due primarily as a result of the increase in rent, office expenses and professional services.

Research and development expenses

We do not have research and developments expenses itemized as specific line items as they are included in the cost of revenues.

Net income

As a result of the foregoing, our net income decreased from loss profit of NIS 758,216 in fiscal year 2024 to a net profit of NIS 197,232 in fiscal year 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

As reflected in our financial statements, we had a cash balance of 54,731, liabilities of NIS 3,351,779 and a net total stockholders’ deficit of NIS 2,619,934 as of December 31, 2024.

Management estimates that in order to continue operations we will need $80,000 for the next 12 months of operations. Using currently available capital resources, which consist of, we cannot continue operations, unless we raise money from our existing shareholder or from other resources.

We currently have no material commitments for capital expenditures. Accordingly, if we are not successful at raising additional funds, there is no assurance that we will have sufficient cash to remain in business. Even if we are successful at raising additional funds in the short term, we may be required to raise additional funds, particularly if we are unable to continue generating positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In addition, our company may, from time to time, receive continued funding and capital resources from related parties. However, as of the date of this annual report, such related parties do not have any existing obligation to advance funds or working capital to support our business, nor can our company rely on any advance funds from such related parties. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2025. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, we have no current arrangements to issue any securities. Also, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

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

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2024 and 2023:

	As at December 31
	2024	2023
	New Israeli Shekels (“NIS”)
Current Assets
Cash and Cash Equivalents	54,731	135,832
Short term Investments	3,902	3,030
Trade and Other Account Receivables	55,762	44,460
Loans Granted	474,950	551,463
Total Current Assets	589,345	734,785

Intangible Assets and Fixed Assets	62,500	1,419
Investment and advances in account of Investment	80,000	205,000
Long Term Loans Granted	-	47,752
Total non-current assets	142,500	254,171
Total Assets	731,845	988,956

Current Liabilities
Short term loans from Banking Institutions	-	16,622
Loans from related parties (see Note 15)	2,346,048	2,287,110
Trade payables	18,104	14,505
Other accounts payables	987,627	532,437
Total Current Liabilities	3,351,779	2,850,674

Shareholders’ Deficit
Convertible preferred stock, NIS 0.01 par value 10,000,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023.	100,000	100,000
Common stock, NIS 0.01 par value 990,000,000 share authorized; 2,282,124 issued and outstanding shares as of December 31, 2024 and 2023.	22,821	22,821
Additional paid-in capital	1,049,703	1,049,703
Accumulated Deficit	(3,792,458)	(3,034,242
Total Shareholders’ Deficit	(2,619,934)	(1,861,718
Total Liabilities and Shareholders’ Deficit	731,845	988,956

Cash flows from operating activities

The operating activity has used a net cash amount of NIS 163,606.

Cash flows used in investing activities

NIS 158,000 was provided in the Company investing activity.

Cash flows used in financing activities

NIS 75,495 was used in financing activity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct any research or development efforts in the year ended December 31, 2024. The Company owns no patents.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2024:

Name	Age	Position
Menachem Shalom	50	Chief Executive Officer, Chief Financial Officer and Director
Gad Zohar	59	Director
Igal Chemerinsky	54	Director

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Menachem Shalom, Chief Executive Officer, Chief Financial Officer and Director

Menachem Shalom has been our Chief Executive Officer, Chief Financial Officer and member of our Board of Directors since 2008. Mr. Shalom also serves as the Chief Executive Officer, President and Chairman of the Board of Directors of Star 26 Capital Inc. since January 2024, as well as the Chairman of B. Rimon Agencies Ltd., a wholly owned operating subsidiary and operator of Israeli defense business. Mr. Shalom has also been the Chief Executive Officer and a member of the board of directors of Nukkleus Inc (Nasdaq: NUKK). Mr. Shalom has also been the Chief Executive Officer and a member of the board of directors of Motomova Inc (OTC: MTMV) since December 2022, and its Secretary since May 2023. From its inception, Mr. Shalom has been the Chief Executive Officer and a member of the board of directors of Kochav Defense Acquisition Corp. From January 2022 to August 2024, Mr. Shalom was the Co-Chief Executive Officer, and a member of the board of directors of MEA Testing Systems Ltd, an Israeli company that design and manufactures testing equipment for electric motors. Mr. Shalom founded and served as the chief executive officer for Wayerz Solutions Ltd. from January 2015 to August 2017. From August 2013 to April 2014, Mr. Shalom served as vice president development, sales and marketing, of Dsnr Media Group Ltd. Mr. Shalom obtained a LLM with honors from Columbia University School of Law in 2000, a MBA from Hebrew University in 2003 and a LLB, magna cum laude, from Hebrew University of Jerusalem in 1998.

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

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	COMPENSATION

Set forth below is the compensation paid during the fiscal year ended December 31, 2024 for our sole executive officer.

Name	2024 Compensation
Menachem Shalom	NIS 420,000

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of April 29, 2025.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000	(1)(2)	87%
	Gad Zohar*	-		0%
	Igal Chemerinsky*	-		0%

Total of All Current Officers and Directors (3 persons):		2,000,000	(1)	87%

(1)	Includes 2,000,000 ordinary shares and 10,000,000 preferred shares owned by Mr. Shalom. The amount reflected does not include the 10,000,000 preferred shares which are also owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.

(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

*	Beneficially owns less than one percent of the class

Share Incentive Plan

We currently do not have any stock incentive plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of April 29, 2025.

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

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class(2)
Ordinary Shares	Menachem Shalom	2,000,000	(1)	87%

(1)	Includes 2,000,000 ordinary shares. Does not include the 10,000,000 preferred shares owned by Mr. Shalom. Each preferred share is convertible at any time by the holder thereof to 100 ordinary shares.

(2)	The percentage indicated below refers only to the ordinary shares and does not include the percentage of class of the preferred shares, which are 100% owned by Mr. Shalom.

B.	RELATED PARTY TRANSACTIONS

Agreements among our Shareholders

See “Management Services Agreement” under “Compensation” for the terms of Mr. Shalom’s management services agreement with the Company.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Appyea Inc. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, The Company has suffered recurring losses from operations, and is dependent upon external sources for financing its operations. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024

/s/ Barzily and Co. CPA’s
BARZILY AND CO., CPA’s
Jerusalem, Israel
ID 2015

May 8, 2025

Hold Me Ltd

Consolidated Balance Sheets

		As at December 31
		2024	2023
	Notes	New Israeli Shekels (“NIS”)
Current Assets
Cash and Cash Equivalents	3	54,731	135,832
Short term Investments		3,902	3,030
Trade and Other Account Receivables	4	55,762	44,460
Loans Granted	5	474,950	551,463
Total Current Assets		589,345	734,785

Intangible Assets and Fixed Assets	6	62,500	1,419
Investment and advances in account of Investment	7	80,000	205,000
Long Term Loans Granted	5	-	47,752
Total non-current assets		142,500	254,171
Total Assets		731,845	988,956

Current Liabilities
Short term loans from Banking Institutions	8	-	16,622
Loans from related parties (see Note 15)	15	2,346,048	2,287,110
Trade payables		18,104	14,505
Other accounts payables	9	987,627	532,437
Total Current Liabilities		3,351,779	2,850,674

Shareholders’ Deficit
Convertible preferred stock, NIS 0.01 par value 10,000,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023.	11	100,000	100,000
Common stock, NIS 0.01 par value 990,000,000 share authorized; 2,282,124 issued and outstanding shares as of December 31, 2024 and 2023.	11	22,821	22,821
Additional paid-in capital		1,049,703	1,049,703
Accumulated Deficit		(3,792,458)	(3,034,242)
Total Shareholders’ Deficit		(2,619,934)	(1,861,718)
Total Liabilities and Shareholders’ Deficit		731,845	988,956

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Consolidated Statements of Comprehensive Income (Loss)

		For the Year Ended December 31,
		2024	2023
	Notes	NIS
Revenues	12	55,845	927,000
Cost of revenues	15(1)	-	(213,344)
Gross profit		55,845	713,656
Selling, administrative and general expenses	13	(739,681)	(432,088)
Operating Profit (Loss)		(683,836)	281,568
Financial expenses, net	14	(94,380)	(84,337)
Income (Loss) for the year after financing		(778,216)	197,231
Other income		20,000	-
Net Income (Loss)		(758,216)	197,231

Basic earnings (loss) per ordinary share		(0.33)	0.02
Diluted (loss) per ordinary share		(0.33)	*

Weighted-average number of ordinary shares outstanding:
Basic		2,282,124	2,282,124
Diluted		2,282,124	1,002,282,124

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Statements of Changes in Shareholders’ Deficit

	NIS
	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total
	Number	Amount	Number	Amount	Capital	Deficit	Deficiency
Balance as of January 1, 2023	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,231,473)	(2,058,949)
Total comprehensive income	-	-	-	-	-	197,231	197,231
Balance at December 31, 2023	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,034,242)	(1,861,718)
Total comprehensive loss	-	-	-	-	-	(758,216)	(758,216)
Balance as of December 31, 2024	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,792,458)	(2,619,934)

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2024	2023
	NIS
Cash flows from operating activities:
Net income (loss)	(758,216)	197,231
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	63,919	1,976
Financing expenses, net	83,204	79,492
Decrease (Increase) in trade and other account receivable	(11,302)	63,907
Increase in Trade payables	3,599	11,901
Increase in other account payables	455,190	532,437
Net cash provided by (used in) operating activities	(163,606)	886,944

Cash flows from investing activities:
Investment and advances in account of investment	-	(205,000)
Loans granted (repaged)	158,000	(595,000)
Net cash provided by (used in) investing activities	158,000	(800,000)

Cash flows from financing activities:
Short term loans from related parties	(58,873)	(347,109)
Repayment of Loans from banking institutions	(16,622)	(46,214)
Net cash provided by (used in) financing activities	(75,495)	(393,323)

Foreign Exchange effect on cash and cash equivalent	-	(9,573)
Decrease in cash and cash equivalents	(81,101)	(315,952)
Cash and cash equivalents at the beginning of the year	135,832	451,784
Cash and cash equivalents at the end of the year	54,731	135,832

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 1 - General

A.

Hold me Ltd. (“The Company”) was incorporated under the laws of the state of Israel and commenced operations as a private company in January 2007, under Companies Registrar number 513933218.

From 2021, The Company’s common stock is traded on the OTC Markets, OTC Pink tier, under the symbol “HMELF”.

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

During August 2023, The Company, has signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd, an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000. The purchase was subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. Such permit is needed to be granted by the Israeli Authority for Capital Markets, Insurance and Savings (“the condition”). NIS 40,000 were to be transferred upon the execution of the agreement and the rest were transferred to an escrow account and to be released to the Seller once the condition is satisfied. The condition was satisfied in April 2024, the purchase was completed and the shares were transferred. See also Note 6.

B.	The Company developed a software-based platform that enables its customers to enhance their brand and loyalty plans with digital payments and reward programs through the creation and offering of branded mobile applications (the “Development”). The Development was completed with a collaboration with a third-party service provider Galileo Tech Ltd. During 2023 the collaboration with Galileo had been terminated.

C.	Going Concern:

The financial statements are presented on a going-concern basis. The Company has suffered recurring losses from operations, and is dependent upon external sources for financing its operations. As of December 31, 2024, the Company has an accumulated deficit of NIS 3,792,458, a stockholders’ deficiency of NIS 2,619,934, and a working capital deficiency in the amount of NIS 2,762,434. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its activities on commercially reasonable terms or at all. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of its operations.

The financial statements do not include any adjustments for the values of assets and liabilities and their classification that may be necessary in the event that the Company is no longer able to continue its operations as a “going concern”.

Hold Me Ltd.

Notes to Consolidated Financial Statements

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

B.	Principle of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation.

C.	Cash and Cash Equivalents

The Company considers high-liquidity investments, including short-term cash deposits in banks (up to three months), as cash equivalents.

D.	Fixed Assets

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

E.

Intangible assets

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, as noted below. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets and their useful lives are as follows:

Useful Life (in years)

License (see Note 6)	2

F.	Use of Estimates

The Company prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. These assumptions and estimates could have a material effect on our consolidated financial statements. Actual results may differ materially from those estimates. the company review her estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause to revise these estimates.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

G.	Fair value of financial instruments

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

The carrying values for cash and cash equivalents, short-term investments, trade and other accounts receivable, loans, trade payables and other accounts payable approximate their fair value due to their short maturities.

H.	Foreign Currency Translation

The functional currency of the Company is the NIS, which is the currency of the primary economic environment in which it operates. monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of monetary balance sheet items are carried as financing income or expenses.

I. Business Combinations, Asset Acquisitions

The Company accounts for acquisitions in accordance with ASC 805, “Business Combinations,” and applicable SEC reporting requirements under Regulation S-X, Rule 3-05 and Regulation S-K, Items 101 and 303. Transactions qualifying as business combinations are accounted for under the acquisition method, while those classified as asset acquisitions follow the guidance in ASC 805-50. Additionally, the Company evaluates whether a transaction qualifies as a reverse acquisition under ASC 805-40 and applies the appropriate accounting and disclosure requirements.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

Business Combinations, Asset Acquisitions

For transactions classified as asset acquisitions under ASC 805-50, the Company:

●

Applies the “screen test” to determine whether substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or group of similar assets (ASC 805-10-55-3A).

●	Allocates the purchase price using a cost accumulation model, assigning costs to acquired assets based on their relative fair values (ASC 805-50-30-3).

●	Capitalizes direct acquisition costs as part of the asset’s cost, unlike business combinations where such costs are expensed (ASC 805-50-25-1).

J.	Income Tax

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

The provision for, or benefit from, income taxes includes deferred taxes resulting from the temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from the differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryback, carryforward period available under tax law. We evaluate, on a quarterly basis whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by ASC 740-10, includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused.

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

K.	Revenue Recognition

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

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

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

The Company generate its revenues from (1) licensing intellectual properties, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues and (3) other revenues, which include consulting, support, training and sale of development systems and chips. We license our assets intellectual propertyto other companies who can then resell, develop or market otherwise in variety of business models.

L.	Investments in Shares

The Company accounts for an equity security without a readily determinable fair value at cost less impairment (if any) plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company did not record an impairment on such investment during the year ended December 31, 2024 and 2023.

M.	Basic and Diluted Net Income (Loss) per Share

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

For 2024, the convertible preferred shares were not included as the Company incurred a loss.

N.	Concentrations of credit risks

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

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

O.	Recent Accounting Pronouncements

* In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” to require more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. ASU 2024-03is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this guidance on its condensed consolidated financial statements and related disclosures. The adoption of this pronouncement is not expected to have a material impact on the Company’s condensed consolidated financial statements.

* In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial statements.

* In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The adoption of the ASU resulted in expanded disclosures.

Note 3 - Cash and Cash Equivalents

	As at December 31,
	2024	2023
	New Israeli Shekels
NIS (*)	45,210	15,730
USD	9,521	120,102
	54,731	135,832

(*) As of December 31, 2024 a balance ןinclude an amounts of NIS 35,100 a restricted cash.

Note 4 - Trade and Other Accounts Receivables

	As at December 31,
	2024	2023
	New Israeli Shekels
Trade receivables	-	17,457
Governmental Institutions	4,948	24,327
Related party	39,114
Other accounts receivables	11,700	2,676
	55,762	44,460

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 5 - Loans Granted

1.	During 2023, the Company entered into a loan agreement with Amir Adibi, under which Amir Adibi borrowed from the Company an amount of NIS 45,000. The loan bears an annual interest rate of 9%. The loan maturity date is until April 2025.

As of December 31, 2024 and 2023, the balance of the loan (including interest) is NIS 51,813 and NIS47,752, respectively.

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

As of December 31, 2024, the balance of the loan (including interest) is NIS 327,320 .After the balance sheet date, the loan was repaid in full.

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

As of December 31, 2024, the balance of the loan (including interest) is NIS 95,817. No securities were received for this loan. After the balance sheet date, the loan was repaid in full.

Note 6 - Intangible Assets and Fixed Assets

	As at December 31,
	2024			2023
	Cost	Accumulated Depreciation and amortization	Depreciated and amortization Cost	Depreciated Cost
	New Israeli Shekels
License (*)	125,000	62,500	62,500	-
Computers	27,169	27,169	-	1,419
	152,169	52,169	62,500	1,419

Depreciation expense totaled NIS1,419 and NIS1,976 for the years ended December 31, 2024 and 2023, respectively.

(*) During August 2023, The Company, has signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd, an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000. The purchase was subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. Such permit is needed to be granted by the Israeli Authority for Capital Markets, Insurance and Savings (“the condition”). NIS 40,000 were to be transferred upon the execution of the agreement and the rest were transferred to an escrow account and to be released to the Seller once the condition is satisfied. The condition was satisfied in April 2024, the purchase was completed and the shares were transferred.

On the date of acquisition, there were no assets or liabilities in the subsidiary's books and the entire purchase amount was attributed to the license. The license is valid until December 31, 2025.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 7 - Investment and advances in account of Investment

A.	On June 2023, the Company entered into a loan agreement with related parties, Mea Testing Systems Ltd (“Mea”) and its parent company, Motomova Inc. (“Motomova”), in which the Company loaned Mea an amount of NIS 80,000 which bore an annual interest rate of 1% per month. On December 28, 2023, the original agreement was cancelled and the full amount was converted into 2,162,162 common shares of Motomova. The investment was recorded at cost as such security did not have a readily determinable fair value. During 2024, the Company is entitled to 302,322 additional shares and 948,827 options as a shareholder benefit.

B.	advances in account of Investment - See Note 1a above and Note 6 above.

Note 8 - Short term loans from banking institutions

	As at December 31,
	2024	2023
	New Israeli Shekels
Overdraft	-	2,730
Current maturities from long term loans	-	13,892
	-	16,622

Note 9 - Other Accounts Payables

	As at December 31,
	2024	2023
	New Israeli Shekels
Accounts payables and accrued expenses (*)	987,627	532,437

(*) Including to a shareholder (see note 15 below)	840,000	420,000

Note 10 - Loans from Banking Corporations

	As at December 31,
	2024	2023
	New Israeli Shekels
Loan from Mizrahi Bank A/c 73959	-	13,892
Less - current maturities	-	(13,892)
	-	-

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 11 - Share Capital

	December 31, 2024 and 2023
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

Note 12 - Revenues

	For the Year Ended on December 31,
	2024	2023
	New Israeli Shekels
Revenues *)	55,845	927,000

*)	The Company’s revenues derived from consulting services rendered from operations.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 13 - Selling, Administrative and General Expenses

	For the Year Ended on December 31,
	2024	2023
	New Israeli Shekels
Management fees (see Note 15)	420,000	210,000
Professional services	131,982	200,636
Rent and office expenses	123,780	15,729
Other expenses	-	3,747
Depreciation and amortization expenses	63,919	1,976
	739,681	432,088

Note 14 - Financial Expenses, net

	For the Year Ended December 31,
	2024	2023
	New Israeli Shekels
Interest expenses to related parties	117,559	74,134
Interest income from loans granted	(34,355)	(4,215)
Foreign exchange differences	(281)	9,573
Others and banks fees	11,457	4,845
Total	94,380	84,337

Note 15 - Related Parties Transactions

The following related partied transactions has occurred:

During 2024 and 2023, Payment of management fees to Menachem Shalom – a controlling shareholder and director of the Company. Menachem is entitled to receive NIS 35,000 plus VAT per month. For the year ended December 31, 2023 the expenses were recognized 50% in the cost of revenues and 50% in the selling, administrative and general expenses. For the year ended December 31, 2024 the expenses were recognized 100% in the selling, administrative and general expenses. See Note 9 above.

As of December 31, 2024, the Company owes Menachem Shalom NIS 765,385 (include accrued interest NIS 65,486). As of December 31, 2023, the Company owes Menachem Shalom NIS 797,769 (include bears linkage differences NIS 25,976). The loan bears an annual interest rate of 5% in 2024 and bears linkage differences in 2023.

As of December 31, 2024, the Company owes Billio Ltd NIS 1,312,931 (include accrued interest in amounts of NIS 64,829). As of December 31, 2023, the Company owes Billio Ltd NIS 1,234,830 and the total interest expense was accrued in the amount of NIS 34,702. The loan bears an annual interest rate of 5.18% in 2024 and 2.9% in 2023.

As of December 31, 2024, the Company owes Tamarindi Ltd NIS 254,512 (include accrued interest in amounts of NIS 13,220). As of December 31, 2023, the Company owes Tamarindi Ltd NIS 254,512 and total interest expense was accrued in the amount of NIS 13,456. The loan bears an annual interest rate of 5.18% in 2024 and  2.9% in 2023.

See also Notes 4 and 7A above.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 16 - Income Taxes

A.	The Company has received final tax assessments for income tax until 2018.

B.	There was no provision for current income taxes for both of the years ended December 31, 2024 and 2023. The Company incurred a taxable loss in 2023 and used in net operating loss carryforward to reduce its taxable income to $0 in 2024.

C.	The provision/benefit for income taxes for the year ended December 31, 2024 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to changes in the valuation allowance to fully reserve net deferred tax assets.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

	December 31,
	2024	2023
	NIS	NIS
Deferred tax assets:
Net operating loss carryforward	(3,726,768)	(2,993,551)
Israeli statutory tax rate	23%	23%
Expected tax benefit	857,157	688,517
Total deferred tax assets	857,157	688,517
Less: Valuation allowance	(857,157)	(688,517)
Net deferred tax assets	-	-

The Company has provided a valuation allowance against the full amount of the deferred tax asset due to management’s uncertainty about its realization. As of December 31, 2024, the Company had NIS 3,726,768 in tax loss carry forwards that can be utilized in future periods to reduce taxable income. The carryforward loss does not expire.

NOTE 17 - SEGMENT INFORMATION

This segment structure reflects the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments, as well as the current operating focus in compliance with ASC 280, Segment Reporting.

The Company reports segment information based on the management approach, which designates the internal reporting used by the CODM, the Company’s Chief Executive Officer for making decisions and assessing performance as the source of the Company’s reportable segments. The CODM allocate resources and assesses the performance of each operating segment based on potential business opportunities, historical and potential future revenues and operating expenses.

The Company has one operating and reportable segment.

The Company’s method for measuring profitability on a reportable segment basis is operating income (loss).

Hold Me Ltd.

Notes to Consolidated Financial Statements

NOTE 17 - SEGMENT INFORMATION (cont.)

The following table presents information about the Company’s reportable segment for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023
	NIS
Revenues	55,845	927,000
Cost of revenues	-	(213,344)
Gross profit	55,845	713,656
Selling, administrative and general expenses	(739,681)	(432,088)
Operating income (Loss)	(683,836)	281,568
Financial expenses, net	(94,380)	(84,337)
Income (Loss) for the year after financing expences	(778,216)	197,231
Other income	20,000	-
Net Income (Loss)	(758,216)	197,231

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

See “C – Markets” below.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares trade on the Pink Markets under the symbol “HMELF”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

As of April 29, 2025, our authorized share capital consists of 990,000,000 ordinary shares, par value NIS 0.01 per share, and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share. Currently there are 2,282,124 ordinary shares and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, issued and outstanding, all of which Preferred Shares are owned by Menachem Shalom.

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

We will not be classified as a controlled foreign corporation (“CFC”) for our 2024 taxable year. In general, we will be classified as a CFC for a taxable year if more than 50% of the total combined voting power or the total value of our ordinary shares is owned by “United States shareholders” (generally, United States persons who are treated as owning (directly, indirectly, or constructively, using certain attribution rules) at least 10% of the total combined voting power or the total value of our ordinary shares). The PFIC asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles, unless it is a “publicly traded corporation” for the taxable year, in which case the PFIC asset test is based on the fair market value of its assets. The determination is generally made on the basis of a quarterly average. Recently proposed U.S. Treasury regulations provide relief from the application of the aforementioned attribution rules enacted in December 2017 for the purpose of determining a foreign corporation’s PFIC status, and clarify the application of the asset test to CFCs in the year in which such CFC becomes publicly traded. Under the rules set forth in these proposed Treasury regulations, we believe that we would not be classified as a PFIC in respect of our 2020 taxable year. However, it is not clear to what extent we or our shareholders can rely on these proposed Treasury regulations. U.S. Holders should consult their own tax advisors regarding the application of these rules and the potential applicability of these proposed Treasury regulations.

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

We no longer maintain a corporate website.

I.	SUBSIDIARY INFORMATION

We currently have one subsidiary, S.Y. Calimero Entrepreneurship Ltd.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign Currency Exchange Rates

Currently, our revenues from Israeli customers are collected in NIS. Some of our expenses are paid in NIS and some are paid in USD. We face foreign currency rate translation risks when our results are translated to U.S. dollars.

The NIS was relatively stable against the U.S. dollar at approximately NIS 3.64 to the US$1.00. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars would adversely affect our revenues.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the course of auditing our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. We did not take any of the foregoing measures during the year ended December 31, 2024.

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

ITEM 16 [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Menachem Shalom is an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K.

ITEM 16B. CODE OF ETHICS

We have not formally adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2024	2023
	USD
Audit Fees	25,000	23,500
Tax Fees and other
Total	25,000	23,500

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On May 8, 2025, we adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, of which was reasonably designed to promote compliance with applicable insider trading laws. A copy of the insider trading policies is attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and have overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from material cybersecurity threats associated with its use of any third-party service provider. These processes include regular risk assessments and the implementation of necessary controls to mitigate potential vulnerabilities.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition. The Company acknowledges the evolving nature of cybersecurity threats and continues to assess its exposure to such risks on an ongoing basis.

In addition, the Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS INDEX

Exhibit Number	Description
3.1*	Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

8.1**	List of significant subsidiaries and consolidated affiliated entity of the Registrant

10.1*	English translation of Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.2*	English translation of Addendum dated December 27, 2020 to Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.3*	English translation of Management Services Agreement dated December 30, 2017 between Hold Me Ltd. and Menachem Shalom

10.4*	Indemnification Agreement dated April 22, 2021

10.5*	English transaction of Shareholder’s Loan Agreement dated February 1, 2018 between Hold Me Ltd. and Menachem Shalom

11.1***	Insider Trading Policy

12.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*	Previously filed with the Company’s Registration Statement on Form F-1 (Registration No. 333-255462).

**	Previously filed with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2023

***	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLD ME LTD.

By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

May 8, 2025