Form 20-F
period 2025-12-31
Hold Me Ltd
filed 2026-05-14
CIK 1853630

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Menachem Shalom, 972.50.2222755 (phone), info@holdme.co.il, Ness Ziyona, Israel 7401337

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had outstanding 2,282,124 Ordinary Shares, par value NIS 0.01 per share, and 10,000,000 shares of preferred stock, par value NIS 0.01 per share.

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

The Company has not generated significant revenues, has suffered recurring losses from operations, has incurred negative cash flows from operating activities and is dependent on external sources for financing its operations. As of December 31, 2025, the Company has an accumulated deficit of 4,724,346 NIS and a stockholders’ deficiency of 3,551,822 NIS. The consolidated financial statements for the year ended December 31, 2025 were prepared assuming that we would continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

The report of our independent registered public accounting firm on our audited consolidated financial statements as of December 31, 2025 and 2024 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based upon our recurring losses, cash used in operations and accumulated deficit.

A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain’s digital environment, or of our products, could adversely affect us.

Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data within the Company and from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, acts of war or terror, earthquakes, fires and other natural disasters.

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns, such as spear phishing targeting specific Company management. A cybersecurity breach could also contaminate the source code implemented in our products delivered to our customers. Despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, due to the complex and evolving nature of the cyber security risk landscape, we and some of our suppliers have in the past and may in the future face system failures, data breaches, loss of IP and interruptions in our operations, or fail to meet customer requirements, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For information about our cybersecurity risk management, strategy and governance, see Item 16K. Cybersecurity.

We currently do not have any customers. If we fail to acquire customers, our business, financial condition and results of operations may be materially and adversely affected.

For the year ended December 31, 2025, we did not generate any revenues from customers. Although we are in discussions with potential customers with respect to additional revenue generating projects, there is no assurance that they will result in revenues for us.

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

In 2025, global and regional economies around the world and financial markets remained volatile. Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected.

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

Our Chief Executive Officer’s commitments to other companies may limit his ability to devote full-time attention to our business, which could adversely affect our operations and financial performance.

Menachem Shalom, our Chief Executive Officer, also serves as the Chief Executive Officer of T3 Defense Inc. (a Nasdaq company), Kochav Defense Acquisition Corp. (a Nasdaq company), SC II Acquisition Corp. (a Nasdaq company), Star 26 Capital, Inc., Water IO Ltd. (a Tel Aviv Stock Exchange company), Star 26 Capital, Inc., Water IO Ltd. (a Tel Aviv Stock Exchange company) and Motomova Inc. These roles require Mr. Shalom to devote significant time and resources to the management and strategic direction of these other companies, which may reduce the time and attention he can dedicate to our company. This divided focus could impair our ability to execute our business strategy. The competing demands on Mr. Shalom’s time may delay critical decision-making, hinder our ability to respond to market opportunities, or weaken our operational oversight, all of which could materially adversely affect our business, financial condition, and results of operations.

Furthermore, the businesses of these other companies may operate in sectors or pursue opportunities that compete with our current or future operations. While these companies are separate entities with potentially divergent interests, Mr. Shalom’s involvement in these companies could lead to conflicts of interest, including the allocation of business opportunities, resources, or strategic priorities that may favor these other entities over Hold Me. Any such competition or conflicts could harm our competitive position, limit our growth prospects, and negatively impact the value of our securities.

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

If we are successful at obtaining customers, we face an inherent risk of liability claims or complaints from our customers. We intend to take our customers’ complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

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

Mandatory military reserve duty obligations have resulted in, and may continue to result in, significant personnel shortages that disrupt our operations, production schedules, and ability to fulfill contractual obligations.

Under Israeli law, Israeli citizens and permanent residents are subject to mandatory military reserve service obligations. Since the commencement of the “Swords of Iron” war, if we need employees, there is always the risk that these persons will be called up for military reserve duty, creating recurring personnel shortages. The impact of reserve duty call-ups on our operations may be disproportionately severe. Military reserve age persons are subject to call-up with little or no advance notice, for unpredictable durations. If a material number of our employees are called for reserve duty simultaneously, or if key personnel are called during critical project delivery periods, we may be unable to meet contractual deadlines, fulfill customer orders, or operate our businesses at required levels, any of which could result in breach of contract, loss of customer relationships, financial penalties, and material harm to our business, financial condition, and results of operations.

We do not carry war risk insurance for our Israeli operations, and losses arising from military conflict would be entirely unrecovered.

Standard commercial insurance policies exclude losses arising from war, military action, terrorism, and related events. Specialized war risk insurance coverage for our Israeli operations is either unavailable or available only at costs that are prohibitively expensive relative to our current financial resources. Accordingly, we carry no insurance coverage for physical damage to our facilities, destruction of inventory or equipment, business interruption, or loss of key personnel resulting from missile strikes, drone attacks, or other military action. To date, none of our facilities have sustained physical damage from the conflict, but we cannot predict whether this will remain the case, particularly in the event of an escalation of hostilities with Iran or an expansion of the conflict to additional fronts. Any war-related losses would be borne entirely by us with no prospect of insurance recovery, which could materially impair our financial condition and ability to continue operations.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, SEC reporting, and other expenses that we will not incur as a foreign private issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a small business company, we have limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2025 and 2024, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We plan to take measures to remedy these material weaknesses. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude in future reports on the effectiveness of our internal control over financial reporting, as it has in the report for the year ending December 31, 2024, that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we cease to be an “emerging growth company”, our additional reporting obligations may place an added strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

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

At 2021 we have received a basic (limited) non-banking credit license allowing it to provide credit in Israel

At September 2023 we have signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd – an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000 (approximately USD 32,900). The purchase is subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. That permit was granted by the Israeli Authority for Capital Markets, Insurance and Savings on March 31 2024 and the acquisition has closed. On the date of acquisition, there were no assets or liabilities in the subsidiary’s books and the entire purchase amount was attributed to the license. The license is valid until December 31, 2026.

During 2024 we generated revenue from a consulting project, which generated 55,845 NIS in consulting fees.

On July 24, 2025, we announced that we had entered into a binding letter of intent to acquire Synthetic Darwin LLC, a U.S.-based artificial intelligence company. As subsequently disclosed in our Report on Form 6-K furnished in November 2025, the parties mutually determined not to proceed with the proposed transaction, and neither party had any claims or unresolved disputes arising out of the termination.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at https://www.sec.gov.

B.	BUSINESS OVERVIEW

[Our Platform

We started the research and development for the Platform in 2018 and offered our first commercial application in 2019. Due to inability to commercialize our Platform, our sole Customer – Galileo – has discontinued the licensed agreement with us and as a result we had no revenues generated from the Platform.

Our Revenue Model

For the year ended December 31, 2025, we generated no revenue. For the year ended December 31, 2024, we generated 55,845 NIS from consulting fees with respect to conducting a market analysis of the lending market in Israel.

Our products

Due to inability to commercialize our software platform through the license agreement with Galileo, we have discontinued our software business. For the year ended December 31, 2025 and 2024, the digital payment services generated no revenues. We have never generated revenues from digital banking services.

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

2025 Strategic Transaction Activity

On July 24, 2025, we announced the execution of a binding letter of intent to acquire Synthetic Darwin LLC, a U.S.-based artificial intelligence company. The proposed transaction contemplated the acquisition of 100% of Synthetic Darwin in a share-based transaction, subject to definitive agreements and customary regulatory approvals. The proposed target was developing self-evolving artificial intelligence systems and the transaction was described as part of a strategy to expand into artificial intelligence, blockchain and related digital infrastructure activities. As disclosed in our subsequent Report on Form 6-K for November 2025, the parties later mutually determined not to proceed with the proposed transaction, and neither we nor the proposed target had any claims or unresolved disputes resulting from such termination.

As of the date of this Annual Report, the proposed acquisition of Synthetic Darwin LLC has been terminated and was not consummated. Accordingly, unless otherwise specifically stated, this Annual Report does not reflect Synthetic Darwin LLC as part of our business, operations, assets or results of operations.

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

Data protection

If we obtain customers, we will hold certain personal data of our users, including their username, email address, IP address, device identifiers, address, telephone number, photo, transactional data, consumption habits (such as purchase history), profession and education, location, social media account log in details and username and additional information regarding the use of our Marketplace (such as published portfolio, Gig information, purchases, ratings and additional information the user decides to upload and share with us or other users of our marketplace), and may hold certain personal data of the visitors to our users’ websites. In addition, we hold certain personal data of our employees and contractors. We operate in accordance with the terms of our privacy policies, which describe our practices concerning the collection, use, transmission and disclosure of personal data. As a “database owner” pursuant to the Privacy Law, we are subject to certain obligations and restrictions, such as the obligation to register databases containing personal data, the requirement to properly notify the data subjects regarding the nature of the collection and use of their personal data prior to their collection, the requirement to obtain valid informed consents from the data subjects prior to using their personal data, conditions with respect to transfer of personal data outside Israeli borders, conditions and restrictions regarding the use of any personal data for direct mailing, obligations to meet certain data subject rights (such as access, rectification and deletion rights) as well as data security obligations. In this respect, the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which entered into effect in Israel in May 2018, impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Privacy Law, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

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

Comparison of Results of Operations for the financial years ended December 31, 2025 and 2024

The following table shows information taken from our consolidated statements of profit and loss for the years ended December 31, 2025 and December 31, 2024:

Revenues

We had no revenues for the year ended December 31, 2025 as compared to revenues of NIS 55,845 for the year ended December 31, 2024.

Tabular Disclosure of Contractual Obligations

As of December 31, 2025, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	79,235	79,235	-	-	-

Debt to Related Parties(1)	3,600,324	3,600,324	-	-	-

Total	3,679,559	3,679,559	-	-	-

General and administrative expenses

General and administrative expenses decreased by NIS 50,657 or approximately 6.8% from NIS 739,681 of expenses in fiscal year ended December 31, 2024 to NIS 689,024 of expenses in fiscal year ended December 31, 2025.

Research and development expenses

We do not have research and developments expenses itemized as specific line items as they are included in the cost of revenues.

Net income

As a result of the foregoing, our net income increased from a loss of NIS 931,888 in fiscal year ended December 31, 2025 from a loss of NIS 758,216 in fiscal year ended December 31, 2024.

B.	LIQUIDITY AND CAPITAL RESOURCES

As reflected in our financial statements, we had a cash balance of NIS 13,720, liabilities of NIS 3,679,559 and a net total stockholders’ deficit of NIS 3,551,822 as of December 31, 2025.

As reflected in our financial statements, we had a cash balance of 54,731, liabilities of NIS 3,351,779 and a net total stockholders’ deficit of NIS 2,619,934 as of December 31, 2024.

Management estimates that in order to continue operations we will need $80,000 for the next 12 months of operations. Using currently available capital resources, we cannot continue operations, unless we raise money from our existing shareholder or from other resources.

We currently have no material commitments for capital expenditures. Accordingly, if we are not successful at raising additional funds, there is no assurance that we will have sufficient cash to remain in business. Even if we are successful at raising additional funds in the short term, we may be required to raise additional funds, particularly if we are unable to continue generating positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In addition, our company may, from time to time, receive continued funding and capital resources from related parties. However, as of the date of this annual report, such related parties do not have any existing obligation to advance funds or working capital to support our business, nor can our company rely on any advance funds from such related parties. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2026. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, we have no current arrangements to issue any securities. Also, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

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

Cash flows from operating activities

The operating activity has used a net cash amount of NIS 272,005.

Cash flows used in investing activities

NIS 423,137 was provided in the Company investing activity.

Cash flows used in financing activities

NIS 192.143 was used in financing activity.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct any research or development efforts in the year ended December 31, 2025. The Company owns no patents.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. During 2025, we announced a proposed acquisition of Synthetic Darwin LLC pursuant to a binding letter of intent, which transaction was subsequently terminated by mutual agreement of the parties and was not consummated.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of December 31, 2025:

Name	Age	Position
Menachem Shalom	51	Chief Executive Officer, Chief Financial Officer and Director
Gad Zohar	60	Director
Igal Chemerinsky	55	Director

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Menachem Shalom, Chief Executive Officer, Chief Financial Officer and Director

Menachem Shalom has been our Chief Executive Officer, Chief Financial Officer and Director since September 2008. Mr. Shalom is also the principal executive officer and a director of T3 Defense Inc. (Nasdaq: DFNS), Kochav Defense Acquisition Corp. (Nasdaq: KCHV) and SC II Acquisition Corp. (Nasdaq: SCII). Mr. Shalom also serves as the Chief Executive Officer, President and Chairman of the Board of Directors of Star 26 Capital, Inc. since January 2024, as well as the Chairman of B. Rimon Agencies Ltd., a wholly owned operating subsidiary of Star 26 and operator of Israeli defense business. Mr. Shalom has served as a director and the Chief Executive Officer of Motomova Inc. (OTC Markets: MTMV) since December 1, 2022 and its Secretary since May 24, 2023 until October 2025. Mr. Shalom was the Co-Chief Executive Officer, and a member of the board of directors of MEA since January 2022. Since 2017, Mr. Shalom has also served as CEO of Hold Me Ltd., a digital platform for mobile wallet and payments founded by Mr. Shalom. Mr. Shalom is the principal executive and financial officer and sole director of Hold Me Ltd., a company registered with the Securities and Exchange Commission. Prior to his tenure with the Company, Mr. Shalom founded and served as CEO of Wayerz Solutions, Ltd., a digital platform for correspondent banking and wires’ routing optimization, between 2014 and 2017 and as Vice President of Business Development, Sales and Marketing at Dsnr Media Group Ltd., an international cross-platform digital advertising company. Mr. Shalom also founded and served as CEO of Mipso Ltd., a software-as-a-service provider in the fashion and retail industry, between 2010 and 2013; ooga studio Ltd., an industrial design incubator, between 2007 and 2010; and Medifreeze Ltd., a startup in the area of stem cell cryopreservation, between 2004 and 2009. Mr. Shalom received his MBA at the Hebrew University of Jerusalem in 2003 after receiving an LLM in corporate law at Columbia University School of Law in 2000.

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

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	COMPENSATION

Set forth below is the compensation paid during the fiscal year ended December 31, 2025 for our sole executive officer.

Name	2025 Compensation
Menachem Shalom	NIS	420,000

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

Compensation Committee Role

Our board of directors has not yet adopted a compensation committee charter. Once adopted, the charter will set forth the responsibilities of the audit committee consistent with the regulations of the SEC, as well as the requirements for compensation committees under the Companies Law, including the following:

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

Executive Officers and Directors	Position	Number of Ordinary Shares	Percentage of Ordinary Shares
Menachem Shalom(1)	CEO and Director	2,000,000	87.64%
Gad Zohar	Director	0	*
Igal Chemerinsky	Director	0	*

Total Officers and Directors (3 people)		2,000,000	87.64%

*	Beneficially owns less than one percent of the class

(1)	Excludes 10,000,000 preferred shares owned by Mr. Shalom. Each preferred share is convertible at any time to 100 ordinary shares.

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of May 10, 2026.

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

The percentage of shares beneficially owned has been computed on the basis of 2,282,124 ordinary shares outstanding as of May 10, 2026.

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

ITEM 8. FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Hold Me Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hold Me Ltd. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Barzily and Co. CPA’s
BARZILY AND CO., CPA’s
Jerusalem, Israel
May 13, 2026
ID 2015

Hold Me Ltd

Consolidated Balance Sheets

		As at December 31
		2025	2024
	Notes	New Israeli Shekels (“NIS”)
Current Assets
Cash and Cash Equivalents	3	13,720	54,731
Short term Investments		12,447	3,902
Other Account Receivables	4	45,707	55,762
Loans Granted	5	55,863	474,950
Total Current Assets		127,737	589,345

Intangible Assets	6	-	62,500
Investment	7	-	80,000
Total non-current assets		-	142,500
Total Assets		127,737	731,845

Current Liabilities
Loans from related parties	12	3,180,324	2,346,048
Trade payables		9,235	18,104
Other accounts payables – related party	8	420,000	840,000
Other accounts payables	8	70,000	147,627
Total Current Liabilities		3,679,559	3,351,779

Shareholders’ Deficit
Convertible preferred stock, NIS 0.01 par value 10,000,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024	9	100,000	100,000
Common stock, NIS 0.01 par value 990,000,000 share authorized; 2,282,124 issued and outstanding shares as of December 31, 2025 and 2024	9	22,821	22,821
Additional paid-in capital		1,049,703	1,049,703
Accumulated Deficit		(4,724,346)	(3,792,458)
Total Shareholders’ Deficit		(3,551,822)	(2,619,934)
Total Liabilities and Shareholders’ Deficit		127,737	731,845

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Consolidated Statements of Comprehensive Income (Loss)

		For the Year Ended December 31,
		2025	2024
	Notes	NIS
Revenues		-	55,845
Cost of revenues		-	-
Gross profit		-	55,845
Management fees credited to related party	12	(420,000)	(420,000)
Selling, administrative and general expenses	10	(269,024)	(319,681)
Operating Loss		(689,024)	(683,836)
Financial expenses, net	11	(162,864)	(94,380)
Loss for the year after financing		(851,888)	(778,216)
Other income (expenses)		(80,000)	20,000
Net Loss		(931,888)	(758,216)

Basic loss per ordinary share		(0.41)	(0.33)
Diluted loss per ordinary share		(0.41)	(0.33)

Weighted-average number of ordinary shares outstanding:
Basic		2,282,124	2,282,124
Diluted		2,282,124	2,282,124

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Statements of Changes in Shareholders’ Deficit

	NIS
	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total
	Number	Amount	Number	Amount	Capital	Deficit	Deficiency
Balance as of January 1, 2024	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,034,242)	(1,861,718)
Total comprehensive income	-	-	-	-	-	(758,216)	(758,216)
Balance at December 31, 2024	10,000,000	100,000	2,282,124	22,821	1,049,703	(3,792,458)	(2,619,934)
Total comprehensive loss	-	-	-	-	-	(931,888)	(931,888)
Balance as of December 31, 2025	10,000,000	100,000	2,282,124	22,821	1,049,703	(4,724,346)	(3,551,822)

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2025	2024
	NIS
Cash flows from operating activities:
Net loss	(931,888)	(758,216)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	62,500	63,919
Impairment provision	80,000	-
Financing expenses, net	173,823	83,204
Decrease (Increase) in trade and other account receivable	10,055	(11,302)
Increase (Decrease) in Trade payables	(8,868)	3,599
Management fees credited to related party loan	420,000	420,000
Increase in other account payables	(77,627)	35,190
Net cash used in operating activities	(272,005)	(163,606)

Cash flows from investing activities:
Loans granted	423,137	158,000
Net cash provided by investing activities	423,137	158,000

Cash flows from financing activities:
Short term loans from related parties	(192,143)	(58,873)
Repayment of Loans from banking institutions	-	(16,622)
Net cash used in financing activities	(192,143)	(75,495)

Decrease in cash and cash equivalents	(41,011)	(81,101)
Cash and cash equivalents at the beginning of the year	54,731	135,832
Cash and cash equivalents at the end of the year	13,720	54,731

Supplemental disclosure of cash flow information:
Cash repaid during the year for:
Interest	(14,863)

Supplemental disclosures of non- cash flow information:
Conversion of management fees payable into a related party loan	840,000

See Accompanying Notes to Consolidated Financial Statements.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 1 - General

A.

Hold me Ltd. (“The Company”) was incorporated under the laws of the state of Israel and commenced operations as a private company in January 2007, under Companies Registrar number 513933218.

Since 2021, The Company’s common stock is traded on the OTC Markets, OTC Pink tier, under the symbol “HMELF”.

The company holds a basic non-banking credit license, which authorizes it to provide credit in Israel up to a total amount of NIS 25,000,000.

B.	Going Concern:

The financial statements are presented on a going-concern basis. The Company has suffered recurring losses from operations, and is dependent upon external sources for financing its operations. As of December 31, 2025, the Company has an accumulated deficit of NIS 4,724,346, a stockholders’ deficiency of NIS 3,551,822, and a working capital deficiency in the amount of NIS 3,551,822. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its activities on commercially reasonable terms or at all. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of its operations.

The financial statements do not include any adjustments for the values of assets and liabilities and their classification that may be necessary in the event that the Company is no longer able to continue its operations as a “going concern”.

C.	Israel – Hamas war

In October 2023, a large-scale terrorist attack in southern Israel led to the outbreak of armed conflict between Israel and Hamas. The conflict subsequently expanded to additional regional fronts and contributed to a period of heightened geopolitical and security instability in the region.

During 2024 and 2025, hostilities included military operations in Lebanon and direct confrontations involving Iran. These developments increased regional uncertainty and, at times, resulted in temporary disruptions to the Company’s operations in Israel, including limited interruptions to routine business activities.

In September 2025, a ceasefire agreement was reached between Israel and Hamas, and all remaining living Israeli hostages were released and returned to Israel. While the ceasefire has generally held as of the date of these financial statements, the security situation remains sensitive, and the potential for renewed hostilities or broader regional escalation cannot be ruled out. More recently, on February 28, 2026, hostilities between Israel and Iran escalated again. Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. The situation remains highly fluid, and management is unable to predict when, or on what terms, this escalation will be resolved. Accordingly, the extent of the continued impact on the Company’s operations and financial results, if any, cannot be reasonably estimated at this time.

Given that the majority of the Company’s operations are conducted in Israel, and that all members of the Company’s board of directors and management, as well as most employees, consultants, and service providers, are located in Israel, the Company is directly affected by the economic, political, geopolitical, and military conditions impacting the region. As of December 31, 2025, while ceasefire arrangements with Hamas, Lebanon and Iran were generally in effect and large-scale military operations had subsided, the overall security environment in Israel and the surrounding region remained unstable and unpredictable. Any further escalation or expansion of the conflict could negatively affect both regional and global conditions, and may adversely impact the Company’s business, financial condition, and results of operations.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

The principal accounting policies, consistently applied in the preparation of the financial statements, are as follows:

A.	Financial Statements Reporting Basis

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and are expressed in New Israeli Shekel (“NIS”).

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

Intangible assets and their useful lives are as follows:

Useful Life (in years)

License (see Note 6)	2

E.	Use of Estimates

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. These assumptions and estimates could have a material effect on our consolidated financial statements. Actual results may differ materially from those estimates. The company reviews the estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause to revise these estimates.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

F.	Fair value of financial instruments

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

G.	Foreign Currency Translation

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

H.	Business Combinations, Asset Acquisitions

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

Business Combinations, Asset Acquisitions

For transactions classified as asset acquisitions under ASC 805-50, the Company:

●	Applies the “screen test” to determine whether substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or group of similar assets (ASC 805-10-55-3A).

●	Allocates the purchase price using a cost accumulation model, assigning costs to acquired assets based on their relative fair values (ASC 805-50-30-3).

●	Capitalizes direct acquisition costs as part of the asset’s cost, unlike business combinations where such costs are expensed (ASC 805-50-25-1).

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

I	Income Tax

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

J.	Revenue Recognition

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

The Company generates its revenues from (1) licensing intellectual properties, which in certain circumstances are modified for customer-specific requirements, (2) royalty revenues and (3) other revenues, which include consulting, support, training and sale of development systems and chips. We license our assets intellectual property to other companies who can then resell, develop or market otherwise in variety of business models.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont.)

K.	Investments in Shares

The Company accounts for an equity security without a readily determinable fair value at cost less impairment (if any) plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

L.	Basic and Diluted Net Income (Loss) per Share

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

For 2025 and 2024, the convertible preferred shares were not included as the Company incurred a loss.

M.	Concentrations of credit risks

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

N.	Recent Accounting Pronouncements

New accounting standards adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The Company adopted ASU 2023-09 beginning January 1, 2025. The adoption did not have any significant impact on the Company’s financial statement disclosures.

New accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of inventory purchases, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) Targeted Improvements to the Accounting for Internal-Use Software. This standard modernizes the accounting for costs related to internal-use software by removing references to project stages and by clarifying the thresholds entities apply to begin capitalizing costs. The amendments in this update are effective for interim and annual periods beginning after December 15, 2027, and early adoption is permitted.

Management is currently evaluating the potential effect that these updated standards will have on our financial statement disclosures.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	As at December 31,
	2025	2024
	New Israeli Shekels
NIS (*)	4,730	45,210
USD	8,990	9,521
	13,720	54,731

(*) As of December 31, 2024 the balance includes an amount of NIS 35,100 restricted cash.

Note 4 - Other Account Receivables

	As at December 31,
	2025	2024
	New Israeli Shekels

Governmental Institutions	1,227	4,948
Related party	29,860	39,114
Other account receivables	14,620	11,700
	45,707	55,762

Note 5 - Loans Granted

1.

During 2023, the Company entered into a loan agreement with Amir Adibi, under which Amir Adibi borrowed from the Company an amount of NIS 45,000. The loan bears an annual interest rate of 9%. The loan maturity date is until April 2025. As of December 31, 2025, the loan was not repaid.

As of December 31, 2025 and 2024, the balance of the loan (including interest) is NIS 55,863 and NIS 51,813, respectively.

2.

During 2023, the Company entered into a loan agreement with Anna Shochat (“Anna”), an Israeli citizen, under which Anna will borrow up to 500,000 US dollars (NIS 1,813,500). The loan carries an annual interest rate of 6%. The loan maturity date was until December 31, 2024. Anna borrowed from the Company a total amount of NIS 400,000. No securities were received for this loan.

As of December 31, 2024, the balance of the loan (including interest) is NIS 327,320. As of December 31, 2025, the loan was repaid in full.

3.

During 2023, the Company entered into a loan agreement with Integrity Group Pension Insurance Agency (“Integrity”), an Israeli company number 516687860, under which Integrity will borrow an amount of up to 500,000 US dollars (NIS 1,813,500). The loan carries an annual interest rate of 6%. The loan maturity date was until December 31, 2024. Integrity borrowed from the Company a total amount of NIS 150,000.

As of December 31, 2024, the balance of the loan (including interest) is NIS 95,817. No securities were received for this loan. As of December 31, 2025, the loan was repaid in full.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 6 - Intangible Assets and Fixed Assets

	As at December 31,
	2025			2024
	Cost	Accumulated Depreciation and amortization	Depreciated and amortization Cost	Depreciated Cost
	New Israeli Shekels
License (*)	125,000	125,000	-	62,500
Computers	27,169	27,169	-	-
	152,169	152,169	-	62,500

Depreciation expenses totaled NIS 0 and NIS 1,419 for the years ended December 31, 2025 and 2024, respectively.

(*)	During August 2023, The Company, has signed an agreement to purchase from Yonatan Shachar, an Israeli citizen, 100% of the outstanding shares of S.Y. Calimero Entrepreneurship Ltd, an Israeli company that has a basic (limited) non-banking credit license allowing it to provide credit in Israel – for the total amount of NIS 125,000. The purchase was subject to a condition that the controlling shareholder of the Company, Menachem Shalom, would be granted a permit to control the purchased company. Such permit is needed to be granted by the Israeli Authority for Capital Markets, Insurance and Savings (“the condition”). NIS 40,000 were to be transferred upon the execution of the agreement and the rest were transferred to an escrow account and to be released to the Seller once the condition is satisfied. The condition was satisfied in April 2024, the purchase was completed and the shares were transferred.

On the date of acquisition, there were no assets or liabilities in the subsidiary’s books and the entire purchase amount was attributed to the license. The license is valid until December 31, 2025. The license has been extended until December 31, 2026

Note 7 - Investment and advances in account of Investment

On June 2023, the Company entered into a loan agreement with related parties, Mea Testing Systems Ltd (“Mea”) and its parent company, Motomova Inc. (“Motomova”), in which the Company lent Mea an amount of NIS 80,000 which bore an annual interest rate of 1% per month. On December 28, 2023, the original agreement was cancelled and the full amount was converted into 2,162,162 common shares of Motomova. The investment was recorded at cost as such security did not have a readily determinable fair value. During 2024, the Company was entitled to 302,322 additional shares and 948,827 options as a shareholder benefit.

As of December 31, 2025, the company recorded a provision for impairment for the entire amount.

Note 8 - Other Account Payables:

	As at December 31,
	2025	2024
	New Israeli Shekels
Other payables and accrued expenses (*)	490,000	987,627

(*) Including to a shareholder (see note 12 below)	420,000	840,000

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 9 - Share Capital

	December 31, 2025 and 2024
	Registered	Issued and Outstanding
	Number of Shares
Ordinary shares of NIS 0.01 par value each	990,000,000	2,282,124
Preferred shares of NIS 0.01 par value each	10,000,000	10,000,000

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

Note 10 - Selling, Administrative and General Expenses

	For the Year Ended on December 31,
	2025	2024
	New Israeli Shekels
Professional services	177,639	131,982
Rent and office expenses	28,885	123,780
Depreciation and amortization expenses	62,500	63,919
	269,024	319,681

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 11 - Financial Expenses, net

	For the Year Ended December 31,
	2025	2024
	New Israeli Shekels
Interest expenses to related parties	186,420	117,559
Interest income from loans granted	(18,913)	(34,355)
Foreign exchange differences	(5,661)	(281)
Others and banks fees	1,018	11,457
Total	162,864	94,380

Note 12 - Related Parties Transactions

The following related partied transactions has occurred:

During the years 2023 to 2025, Menachem Shalom, a controlling shareholder and director of the Company, is entitled to receive NIS 35,000 plus VAT per month.

As of December 31, 2025, the Company owes Menachem Shalom NIS 1,498,739 (including accrued interest of NIS 143,112). As of December 31, 2024, the Company owes Menachem Shalom NIS 765,385 (including accrued interest of NIS 65,486). The loan bears an annual interest rate of 5% in 2025 and 2024.

As of December 31, 2025, the Company owes Billio Ltd NIS 1,399,984 (including accrued interest in amount of NIS 168,479). As of December 31, 2024, the Company owes Billio Ltd NIS 1,312,931 (including accrued interest in amount of NIS 99,531). The loan bears an annual interest rate of 5.02% and 5.18% in 2025 and 2024.

As of December 31, 2025, the Company owes Tamarindi Ltd NIS 281,601 (including accrued interest in amount of NIS 40,545). As of December 31, 2024, the Company owes Tamarindi Ltd NIS 267,232 and total interest expense was accrued in the amount of NIS 26,676. The loan bears an annual interest rate of 5.02% and 5.18% in 2025 and 2024.

See also Notes 4 and 7A above.

Note 13 - Income Taxes

A.	The Company has received final tax assessments for income tax until 2020.

B.	There was no provision for current income taxes for both of the years ended December 31, 2025 and 2024.

C.	The provision/benefit for income taxes for the year ended December 31, 2025 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to changes in the valuation allowance to fully reserve net deferred tax assets.

Hold Me Ltd.

Notes to Consolidated Financial Statements

Note 13 - Income Taxes (cont.)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

	December 31,
	2025	2024
	NIS	NIS
Deferred tax assets:
Net operating loss carryforward	(3,218,655)	(3,726,768)
Israeli statutory tax rate	23%	23%
Expected tax benefit	740,290	857,157
Total deferred tax assets	740,290	857,157
Less: Valuation allowance	(740,290)	(857,157)
Net deferred tax assets	-	-

The Company has provided a valuation allowance against the full amount of the deferred tax asset due to management’s uncertainty about its realization. As of December 31, 2025, the Company had NIS 3,218,655 in tax loss carry forwards that can be utilized in future periods to reduce taxable income. The carryforward loss does not expire.

NOTE 14 - SEGMENT INFORMATION

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

The Company’s method for measuring profitability on a reportable segment basis is operating income (loss).

The following table presents information about the Company’s reportable segment for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,
	2025	2024
	NIS
Revenues	-	55,845
Cost of revenues	-	-
Gross profit	-	55,845
Management fees credited to related party	(420,000)	(420,000)
Selling, administrative and general expenses	(269,024)	(319,681)
Operating Loss	(689,024)	(683,836)
Financial expenses, net	(162,864)	(94,380)
Loss for the year after financing expenses	(851,888)	(778,216)
Other income (expenses)	(80,000)	20,000
Net Loss	(931,888)	(758,216)

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

See “C – Markets” below.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares trade on the Pink Markets under the symbol “HMELF”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

As of May 10, 2026, our authorized share capital consists of 990,000,000 ordinary shares, par value NIS 0.01 per share, and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, and 2,282,124 ordinary shares and 10,000,000 shares of Preferred Shares, par value NIS 0.01 per share, issued and outstanding, all of which Preferred Shares are owned by Menachem Shalom.

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

The NIS was relatively stable against the U.S. dollar at approximately NIS 3.03 as of April 12, 2026 to the US$1.00. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since our revenues and net income are denominated in NIS, any decrease in the value of NIS against U.S. dollars would adversely affect our revenues.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the course of auditing our consolidated financial statements for the year ended December 31, 2025, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. We did not take any of the foregoing measures during the year ended December 31, 2025.

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

ITEM 16B. CODE OF ETHICS

We have not formally adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

These accountants billed the following fees to us for professional services in each of those fiscal years:

	2025	2024
	USD
Audit Fees	23,500	25,000
Tax Fees and other
Total	23,500	25,000

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On May 8, 2025, we adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, of which was reasonably designed to promote compliance with applicable insider trading laws. A copy of the insider trading policies is attached was filed as an exhibit to the Annual Report for the year ended December 31, 2024.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS INDEX

Exhibit Number	Description
3.1*	Articles of Association of the Registrant, as currently in effect

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant

10.1*	English translation of Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.2*	English translation of Addendum dated December 27, 2020 to Agreement for Operation and Sale of Digital Wallets dated December 5, 2019 between Hold Me Ltd. and Galileo Tech Ltd.

10.3*	English translation of Management Services Agreement dated December 30, 2017 between Hold Me Ltd. and Menachem Shalom

10.4*	Indemnification Agreement dated April 22, 2021

10.5*	English transaction of Shareholder’s Loan Agreement dated February 1, 2018 between Hold Me Ltd. and Menachem Shalom

11.1**	Insider Trading Policy

12.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*	Previously filed with the Company’s Registration Statement on Form F-1 (Registration No. 333-255462).

**	Previously filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 8, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HOLD ME LTD.

By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

May 14, 2026